Gleaves Swearingen Potter & Scott LLP

 August 21, 2008

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Jessica Plowgian, Attorney-Advisor
Kathleen Krebs, Special Counsel

Re:	New World Brands, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 20, 2008
File No. 033-91432

Ladies and Gentlemen:

         On behalf of New World Brands, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1934, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the revised Preliminary Information Statement of the Company (the “Preliminary Information Statement”).

         This amendment reflects certain revisions to the Preliminary Information Statement, as filed with the Commission on May 20, 2008, in response to the comment letter addressed to M. David Kamrat, dated June 19, 2008, from the staff of the Commission (the “Staff”).

         The Company has referenced in its responses the appropriate page numbers of the Preliminary Information Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Preliminary Information Statement.

General

1.
Please revise your disclosure to further explain the reasons for engaging in the merger transaction with Qualmax. Explain the period of time that has elapsed between the consummation of the acquisition of the assets of Qualmax, the conversion of your preferred stock into common stuck and the consummation of merger with Qualmax. Discuss whether this merger was contemplated at the time of the acquisition of the Qualmax assets and, if so, why the acquisition of Qualmax was structured in this manner. Discuss the purpose and effect of the transactions leading to the merger that are discussed on pages six through nine. See Instruction 1 to Item 14 of Schedule 14A and Item 4(a)(2) of Form S-4.

Response: The Company has added the requested disclosure on page 15 of the Preliminary Information Statement.

No Dilutive Effect, page 22

2.
We note your statement that the merger will not result in any dilution to your shareholders because it will cause the exchange of already issued shares of your common stock that are held by Qualmax for new shares of your common stock issued directly to Qualmax stockholders. Please expand your disclosure to clarify the treatment of the shares of your common stock currently held by Qualmax as a result of the transaction and explain how the exchange ratio will result in such shares being reissued to the Qualmax shareholders. Provide an example of the exchange ratio based upon the current number of Qualmax shares that are outstanding.

Response: The Company has added the requested disclosure on page 50 of the Preliminary Information Statement.

Financial Information, page 22

Where You Can Find More Information, page 29

3.
We note that you incorporate by reference your periodic reports filed with the SEC and refer throughout the information statement to disclosure contained in prior periodic and current reports in lieu of providing disclosure in the information statement itself. Please review Item 14(c) of Schedule 14A and Instruction B to Form S-4 and either provide us with your analysis that you are eligible to incorporate such information by reference or revise the document to include the information required by Item 14 of Schedule 14A.

Response: The Company has added the requested disclosure on pages 20 through 49 and pages F-1 through F-92 of the Preliminary Information Statement.

Dissenters’ Rights, page 23

4.
Your disclosure in this section that the company’s stockholders will be entitled to appraisal rights contradicts your disclosure on page 16 that the company’s stockholders are not entitled to dissenters’ rights. Please revise your disclosure to clarify this discrepancy.

Response: The Company has added the requested disclosure on pages 16 and 52 of the Preliminary Information Statement.

Security Ownership of Certain Beneficial Owners and Management, page 27

5.
Please present beneficial ownership of the company’s voting securities before and after the proposed merger. Determine beneficial ownership in accordance with Rule 13d-3 of the Exchange Act. In this regard, for the beneficial ownership amounts of each person before the merger, do not include the shares held by Qualmax unless the person has voting and/or investment control over the company’s shares held by Qualmax. In addition, include all of the company’s shares held by entities owned by Messrs. Passen and Schorr if they exercise sole or shared voting and investment control over these shares.

2

Response: The Company has added the requested disclosure on pages 56 through 61 of the Preliminary Information Statement.

In connection with the responses to your comments, New World Brands, Inc. hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (541) 686-8833.

Sincerely,

By:	/s/ Ian T. Richardson
Ian T. Richardson

cc: M. David Kamrat
      Shehryar Wahid

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

☒ Preliminary Information Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
☐ Definitive Information Statement

NEW WORLD BRANDS, INC.
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☐	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1)	Title of each class of securities to which transaction applies: Common Stock, par value $0.01 per share, of New World Brands, Inc. (“Common Stock”)
(2)	Aggregate number of securities to which transaction applies: 298,673,634 shares of Common Stock outstanding and owned by Qualmax, Inc.
(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: $0.05, which represents the average of the bid and asked price of the Common Stock on April 15, 2008

(4)	Proposed maximum aggregate value of transaction: $14,933,681.7
(5)	Total fee paid: $2,986.74

☒	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)    Amount Previously Paid:
(2)    Form, Schedule or Registration Statement No.:
(3)    Filing Party:
(4)    Date Filed:

NEW WORLD BRANDS, INC.
340 West Fifth Avenue
Eugene, Oregon 97401

[____________], 2008
Dear Stockholder:

You are invited to attend a special meeting of stockholders (the “Special Meeting”) of New World Brands, Inc. (the “Company”), which will be held at the offices of the Company at 340 West Fifth Avenue, Eugene, Oregon 97401 on [___________], 2008 at 10:00 a.m. (PST).

As described in the enclosed information statement (the “Information Statement”), at the Special Meeting, the stockholders will be asked to vote on (i) the adoption of the 2008 Stock Option Plan (the “Option Plan”) and (ii) the adoption of the Agreement and Plan of Merger, dated February 18, 2008, between the Company and Qualmax, Inc. (“Qualmax”).

Under the terms of the merger, Qualmax will be merged with and into the Company, with the Company being the surviving corporation (the “Merger”). In connection with the Merger, each share of Qualmax common stock will be converted into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

The Merger is the final step in the acquisition of Qualmax by the Company. The process began with the Company selling its former wine and spirits business, which transaction was consummated on September 14, 2006. Second, the Company sold 7,500,000 shares of its Common Stock in a private placement transaction in exchange for gross proceeds of $1,500,000, which private placement was consummated on September 15, 2006. Third, the Company acquired substantially all of the assets of Qualmax, in exchange for which the Company issued 100 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) to Qualmax, which transaction was consummated on September 15, 2006. On April 24, 2007, in connection with an amendment to the certificate of incorporation of the Company, the shares of Preferred Stock automatically converted into 298,673,634 shares of Common Stock. As a result, the shares of Common Stock held by Qualmax now represents approximately seventy-two percent (72%) of the issued and outstanding shares of capital stock of the Company (calculated on an as-converted basis).

The affirmative vote of a majority of the outstanding shares of Common Stock of the Company entitled to vote will be necessary to approve the Option Plan and the Merger. Qualmax owns a sufficient number of shares to ensure adoption of the Option Plan and the Merger at the special meeting and has agreed to vote all of its shares in favor of adoption. As a result, the affirmative vote of no other stockholder will be required to effect the Option Plan and the Merger. Accordingly, the Company has determined not to solicit proxies from its stockholders.

You are welcome to attend the Special Meeting; however, WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY. We encourage you to read the entire Information Statement carefully.

Sincerely,

/s/ M. David Kamrat
M. David Kamrat
Chairman of the Board and Chief Executive Officer

NEW WORLD BRANDS, INC.
340 West Fifth Avenue
Eugene, Oregon 97401
(541) 868-2900

INFORMATION STATEMENT PURSUANT TO SECTION 14(c)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND REGULATION 14C THEREUNDER

THIS IS A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS
TO CONSIDER ALL MATTERS DESCRIBED HEREIN
TO BE HELD [____] [   ], 2008
AT THE OFFICES OF NEW WORLD BRANDS, INC.
AT 340 WEST FIFTH AVENUE, EUGENE, OREGON.

WE ARE NOT ASKING YOU FOR A PROXY, AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

[____] [   ], 2008

Dear Stockholder:

The information statement (this “Information Statement”) enclosed herewith is being provided to the holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of New World Brands, Inc., a Delaware corporation (the “Company,” “we,” “us,” “its,” or “our”), to provide information with respect to the details of the business to be conducted at the Special Meeting of Stockholders of the Company (the “Special Meeting”).

NOTICE IS HEREBY GIVEN that a Special Meeting will be held at 10:00 a.m. (PST), on [____] [   ], 2008, at the offices of the Company at 340 West Fifth Avenue, Eugene, Oregon 97401, for the following purposes:

ACTION 1:	To approve the adoption of the 2008 Stock Option Plan;

ACTION 2:
To approve the merger of Qualmax, Inc., a Delaware corporation (“Qualmax”), and currently a holder of approximately 72% of the outstanding shares of the Company’s common stock, with and into the Company; and

ACTION 3:	To transact such other business as may properly come before the meeting.

Additional detail regarding all of the above proposed actions, and about the Company in general, is provided in this Information Statement. The Company’s Board of Directors (the “Board”) believes these proposals are in the best interest of the Company and its stockholders and recommends that you vote for them.

The Board has fixed the close of business on [____] [   ], 2008 as the record date (the “Record Date”) for determining those stockholders who will be entitled to vote at the meeting or any postponement or adjournment thereof. Stockholders are invited to attend the meeting in person. This is not a proxy solicitation, and the Board does not intend to provide a proxy statement in relation to the Special Meeting.

We encourage you to read the Information Statement and the accompanying documents in their entirety. You may also obtain information about us from publicly available documents that have been filed with the Securities and Exchange Commission.

This Information Statement will first be mailed to the Company’s stockholders on or about [_________], 2008.

/s/ M. David Kamrat
Chairman of the Board and Chief Executive Officer

[____] [   ], 2008
Eugene, Oregon

TABLE OF CONTENTS

BUSINESS DESCRIPTION AND RECENT DEVELOPMENTS	6

RECORD DATE AND VOTING RIGHTS	9

ACTION 1: 2008 STOCK OPTION PLAN	10

Reasons for the Proposal	10

Background of the Proposal	10

Description of the Option Plan	10

General Plan Provisions	11

Federal Income Tax Consequences	12

Equity Compensation Plan Information	13

New Option Grants; Interest of Executives or Directors	14

REQUIRED VOTE	14

ACTION 2: MERGER OF QUALMAX, INC. WITH AND INTO THE COMPANY	15

Background and Rationale for the Merger	15

The Merger Agreement	16

Conditions to the Obligations of Both Parties to Complete the Merger	16

Conversion of Securities	17

Additional Agreements	18

Termination of the Agreement	19

EMPLOYEES	20

COMPETITION	20

Competition Among Resellers	20

Competition Among Wholesale Telecom Service Providers	20

DESCRIPTION OF PROPERTY	20

LEGAL PROCEEDINGS	21

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	21

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION FOR 2006 AND 2007 FISCAL YEARS	21

General	21

Overview of Business	22

Overview of the NWB Networks Division (TELES Product Sales, VoIP Equipment Resale, Refurbishing and Distribution)	22

Overview of the NWB Telecom Division (VoIP Telephony Service Provider)	22

Recent Developments	22

P&S Spirit Term Loan	22

P&S Spirit Credit Line	23

Sale of IP Gear, Ltd. Subsidiary	23

TELES Distributorship	23

TELES Loan Agreement	23

TELES - P&S Spirit Inter-creditor Agreement	24

Repayment of P&S Spirit Term Loan	24

Execution of Merger Agreement	24

Results of Operations	24

Company-wide Revenue and Gross Profit	24

Sale of IP Gear, Ltd. Subsidiary	26

NWB Networks Division Revenue and Gross Profit	26

NWB Telecom Division Revenue, Gross Profit and Gross Profit Margin	29

Summary: Company-wide and Divisional Revenue, Gross Profit and Gross Profit Margin, on a Quarterly Basis, for 2007	31

Total Company Expenses	32

Interest	32

Amortization and Depreciation	33

Net Loss	33

Liquidity and Capital Resources	35

Capital Expenditures	36

Future Capital Needs	37

Technology	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION FOR QUARTERS ENDED JUNE 30, 2008 AND MARCH 31, 2008	38

Management Changes	38

Results of Operations	38

Company-wide Revenue and Gross Profit	38

Sale of IP Gear, Ltd. Subsidiary	39

NWB Networks Division Revenue and Gross Profit	39

NWB Telecom Division Revenue, Gross Profit and Gross Profit Margin	42

Summary: Company-wide and Divisional Revenue, Gross Profit and Gross Profit Margin, on a Quarterly and Year-End Basis, for 2008 Year to Date	44

Total Company Expenses	45

Interest	46

Amortization and Depreciation	46

Net Loss	46

Liquidity and Capital Resources	47

Capital Expenditures	47

Future Capital Needs	49

Technology	49

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49

NO CHANGE IN NAME, BUSINESS, JOBS, MANAGEMENT, OR PHYSICAL LOCATION	49

INTERESTS OF OFFICERS AND DIRECTORS FOLLOWING THE MERGER	50

CONVERSION OF SHARES OF QUALMAX INTO THE COMPANY’S SHARES	50

FINANCIAL INFORMATION	51

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	51

REGULATORY APPROVAL	51

REQUIRED VOTE	51

APPRAISAL OR DISSENTERS’ RIGHTS	52

RELATED PARTY TRANSACTIONS	53

Relationship with Selvin Passen	53

Relationship with Jacob Schorr	53

Transactions with Selvin Passen, Jacob Schorr, and M. David Kamrat and Noah Kamrat	54

Relationship and Transactions with BOS	54

EXECUTIVE COMPENSATION	54

Summary Compensation Table	54

Outstanding Equity Awards at 2007 Fiscal Year-End	55

2007 Compensation to Directors	55

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	56

Current (Pre-Merger) Beneficial Ownership of New World Brands, Inc.	56

Current (Pre-Merger) Actual Ownership of New World Brands, Inc.	58

Current (Pre-Merger) Actual Ownership of Qualmax, Inc.	58

Pro Forma Exchange Ratio	59

Pro Forma Exchange of Qualmax, Inc. Shares for Shares of New World Brands, Inc.	59

Pro Forma Post-Merger Beneficial Ownership of New World Brands, Inc.	60

WHERE TO FIND ADDITIONAL INFORMATION	61

FINANCIAL STATEMENTS	F-1

CONSOLIDATED FINANCIALS FOR FISCAL YEAR ENDED DECEMBER 31, 2007	F-2

CONSOLIDATED FINANCIALS FOR FISCAL YEAR ENDED DECEMBER 31, 2006	F-25

CONDENSED CONSOLIDATED FINANCIALS FOR QUARTER ENDED JUNE 30, 2008	F-65

CONDENSED CONSOLIDATED FINANCIALS FOR QUARTER ENDED MARCH 31, 2008	F-80

Annex A: Agreement and Plan of Merger	62

Annex B: 2008 Stock Option Plan	90

Annex C: Delaware General Corporation Law - Chapter 8, Section 262	106

NEW WORLD BRANDS, INC.
340 West Fifth Avenue
Eugene, Oregon 97401

This Information Statement is being provided to you by the
Board of Directors of New World Brands, Inc.

BUSINESS DESCRIPTION AND RECENT DEVELOPMENTS

New World Brands, Inc. (“the Company,” “we,” “us,” “its,” or “our”) was incorporated in Deleware in May 1986 under the name Oak Tree Construction Computers, Inc. From 1986 through 1990, we were engaged in the sale of computer systems for the construction industry. For a number of years thereafter, we were inactive. In August 1994, the Company changed its name to Oak Tree Medical Systems, Inc. From January 1995 through May 2000, we were engaged in the business of operating and managing physical care centers and related medical practices. In October 2001, the Company and its subsidiary, Oak Tree Spirits, Inc., entered into a merger agreement with International Importers, Inc. (“Importers”) and its stockholders whereby Importers merged with and into the Company, and the Company’s business chnaged direction to wine and spirits distribution. In conjunction with this change in business direction, in December 2001, we changed our name to New World Brands, Inc.

From October 16, 2001 until the consummation of the transactions described below on September 15, 2006, the Company was engaged in the business of importing wine and spirits for distribution in the United States through its wholly-owned subsidiary, International Importers, Inc., a Florida corporation (“Importers”). During that period, the Company was unable to achieve a level of sales sufficient to fund its costs of operations and accordingly, the Company relied principally on equity investments and loans made by Dr. Selvin Passen, the Company’s former Chairman of the Board and principal stockholder of the Company, together with affiliates of Dr. Passen, to fund its ongoing operations.

Due to the Company’s inability to achieve a level of sales sufficient to fund the costs of operations, beginning in late 2005, the Board started evaluating the financial condition of the Company and its prospects as a wine importer and distributor. Following its evaluation, the Board concluded that in light of the Company’s inability to achieve sufficient sales to fund operations in the near future, coupled with the significant costs associated with the Company’s operations, including those associated with being a public company, Dr. Passen’s reluctance to fund our operations under the current public company structure, and the Company’s inability to obtain other sources of funding, with the exception of a bank credit facility, which is personally guaranteed by Dr. Passen, it would be in the best interests of the Company and its stockholders to engage in a restructuring of the Company or a change in our business plan.

In early 2006, the Company’s management met with management of Qualmax, Inc., a Delaware corporation (“Qualmax”), a specialized IP communications solutions provider, equipment reseller, manufacturer, research and development company, and VoIP (voice over IP) service provider. Following discussions and meetings with management of Qualmax, the Board determined that it would be in the best interests of the Company and its stockholders to dispose of its wine and spirits distribution business and acquire the business of Qualmax by means of a purchase of Qualmax’s assets and an assumption of Qualmax’s liabilities. The decision of the Board to acquire the Qualmax business was predicated on several factors, including, among others: (1) the belief that the future potential of Qualmax’s business exceeded the Company’s wine and spirits importation business; (2) the belief that the IP communications industry is a growing industry with significant potential for growth; and (3) a capital infusion of $2,000,000 in the aggregate resulting from the sale of Importers and the purchase of shares of Common Stock by an affiliated entity of Dr. Passen (each as described below), both of which were conditions precedent to the acquisition of Qualmax’s business.

On June 22, 2006, the Company entered into an asset purchase agreement with Qualmax, which was amended as of August 28, 2006 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company agreed to acquire all of the assets of Qualmax in exchange for the assumption of Qualmax’s liabilities and the issuance to Qualmax of shares of Preferred Stock (as defined below). The consummation of the transactions contemplated by the Asset Purchase Agreement was conditioned, among other things, on the sale or disposition of the Company’s wine and spirits distribution business, as well as an additional capital infusion from Dr. Passen. Reference is made to the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006 for information concerning the Qualmax business acquired by the Company pursuant to the Asset Purchase Agreement, which quarterly report was filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006.

On August 28, 2006, the Company entered into a Stock Subscription Agreement with Oregon Spirit, LLC, a Nevada limited liability company (“Oregon Spirit”), pursuant to which, at a closing that took place on September 14, 2006, the Company sold to Oregon Spirit in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(2) thereunder and Rule 506 of Regulation D promulgated thereunder, a total of 7,500,000 shares of Common Stock in exchange for gross proceeds of $1,500,000 in cash, or $0.20 per share.

On September 15, 2006, the Company entered into a Stock Purchase Agreement with International Spirits, LLC, a Nevada limited liability company (“Spirits”), an entity controlled by Dr. Passen, pursuant to which the Company sold all of the issued and outstanding shares of capital stock of Importers to Spirits in exchange for gross proceeds of $500,000 in cash. As a result of the sale of Spirits, the Company ceased being engaged it the wine and spirits distribution business.

Also on September 15, 2006, following the sale of Importers, the Company consummated the transactions under the Asset Purchase Agreement with Qualmax and in connection therewith, acquired all of the assets and assumed all of the liabilities of Qualmax.

In connection with the transactions contemplated by the Asset Purchase Agreement, the Board authorized the creation and issuance of shares of voting preferred stock designated as “Series A Convertible Preferred Stock” (the “Preferred Stock”). The terms, rights, preferences and privileges of the Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on August 30, 2006, as amended on January 8, 2007 to increase the authorized number of shares of Preferred Stock from 100 to 200 (the “Certificate of Designation”). Pursuant to the Asset Purchase Agreement, the Company issued 100 shares of Preferred Stock to Qualmax, which shares of Preferred Stock were convertible into 298,673,634 shares of Common Stock and which represented more than a majority of the voting power of the Company’s issued and outstanding shares of capital stock (on an as-converted basis). Pursuant to the Certificate of Designation, the shares of Preferred Stock would be automatically converted into shares of Common Stock upon the filing of the Charter Amendments described below.

Pursuant to the terms of the Asset Purchase Agreement, the holders of an aggregate of 22,225,000 shares of Common Stock, which shares currently represent approximately 50.2% of the issued and outstanding shares of Common Stock, executed a Voting Agreement and Proxy dated as of September 15, 2006 (the “Voting Agreement”), pursuant to which each such holder agreed to vote his, her or its shares of Common Stock in favor of the Actions following the Closing and for which this Information Statement is being provided.

Effective December 29, 2006, the Company entered into an Amended and Restated Stock Subscription and Share Transfer Agreement (the “Subscription Agreement”), as well as various other agreements, with P&S Spirit, LLC, a Nevada limited liability company (“P&S Spirit”), as well as M. David Kamrat and Noah R. Kamrat (the “Kamrats”), pursuant to which, among other things, the Company sold to P&S Spirit, and P&S Spirit purchased from the Company, a total of 11.160454 shares of Preferred Stock (which shares of Preferred Stock are convertible into 33,333,333 shares of the Common Stock), for an aggregate purchase price of $3,000,000, and the Company agreed to sell, and P&S agreed to purchase, up to an additional 7.440303 shares of Preferred Stock (which shares of Preferred Stock were convertible into 22,222,222 shares of the Common Stock) upon the satisfaction of certain conditions precedent, for an aggregate purchase price of $2,000,000, the Kamrats transferred certain shares of the common stock of Qualmax, Inc. to P&S Spirit, and certain warrants to purchase Preferred Stock were issued to P&S Spirit and to the Kamrats. Reference is made to the Company’s Current Report on Form 8-K for additional information concerning the Subscription Agreement and the transactions entered into in connection therewith, which Current Report was filed with the SEC on January 8, 2007.

On January 9, 2007, the Company, IP Gear, Ltd., an Israeli corporation and wholly-owned subsidiary of the Company (“IP Gear”), P&S Spirit and B.O.S. Better Online Solutions Ltd. (“BOS”) entered into an agreement effective as of December 31, 2006 (the “BOS Agreement”), pursuant to which, among other things, the parties agreed to convert approximately $1.48 million, in the aggregate of amounts due and payable to BOS under certain agreements between the Company, IP Gear and BOS into 5.50652 shares of Preferred Stock (which shares of Preferred Stock were convertible into 16,446,544 shares of Common Stock). Reference is made to the Company’s Current Report on Form 8-K for additional information concerning the BOS Agreement and the transactions entered into in connection therewith, which Current Report was filed with the SEC on January 10, 2007.

Pursuant to a written consent of the Board, dated January 31, 2007, and a written consent, dated January 31, 2007, of a requisite number of the Company’s outstanding shares, the Company’s Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on April 24, 2007, at which time it became effective. The Amended and Restated Certificate of Incorporation (i) increased the Company’s authorized number of shares of Common Stock, $0.01 par value per share, by 550,000,000 shares; (ii) created 1,000 shares, $0.01 par value per share, of Preferred Stock; (iii) implemented a staggered Board with three classes, each serving three years; and (iv) made such other changes to the certificate of incorporation as were necessary and incidental to the foregoing. As a result of the approval of our Amended and Restated Certificate of Incorporation, effective April 24, 2007, all outstanding shares of Preferred Stock were converted to shares of Common Stock, at a ratio of 2,986,736 shares of Common Stock for each share of Preferred Stock (meaning approximately 116.67 shares of Preferred Stock, constituting all of the Company’s outstanding Preferred Stock, were converted into approximately 348.4 million shares of Common Stock).

On and effective March 30, 2007 the Company entered into a Term Loan and Security Agreement (the “P&S Term Loan Agreement” and the debt obligation pursuant thereto, the “P&S Term Loan”) with P&S Spirit in the principal amount of $1,000,000. The P&S Term Loan proceeds were used by the Company to repay all outstanding principal, interest and fees payable to Bank of America, N.A., pursuant to a pre-existing loan agreement with Bank of America, N.A., and to pay certain professional fees associated with preparation and negotiation of the P&S Loan Agreement. Subsequently, the P&S Term Loan was repaid in two payments, the first in the amount of $500,000 in August, 2007, and the second in the amount of $500,000 in February, 2008. For additional information regarding the authorization of additional shares and the conversion of Preferred Stock, reference is made to our Current Report on Form 8-K, filed with the SEC on April 30, 2007, and the Company’s Definitive Schedule 14C, filed with the SEC on March 20, 2007. For additional information regarding the P&S Term Loan, reference is made to our Current Reports on Forms 8-K, filed with the SEC on April 5, 2007, August 1, 2007 and February 27, 2008.

As previously reported on the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2007, on and effective May 31, 2007, the Company entered into a Credit Line and Security Agreement (the “P&S Credit Line Agreement” and the debt obligation pursuant thereto, the “P&S Credit Line”) with P&S Spirit, for a maximum principal available amount of $1,050,000. On February 21, 2008, the Company drew $500,000 in principal on the P&S Credit Line in order to repay its obligations under the P&S Term Loan Agreement. For additional information regarding the P&S Credit Line, reference is made to our Current Reports on Forms 8-K, filed with the SEC on June 6, 2007 and February 27, 2008.

On and effective May 31, 2007, the parties to the Subscription Agreement entered into a First Amendment to Amended and Restated Stock Subscription and Share Transfer Agreement (the “Amended P&S Subscription Agreement”), amending the Subscription Agreement. As noted above, pursuant to the Subscription Agreement, the Company agreed to sell to P&S Spirit, and P&S Spirit agreed to purchase: (i) on the date of closing: (A) 11.160454 shares of Preferred Stock of the Company, par value $0.01 per share, which shares of Preferred Stock were convertible into 33,333,333 shares of the Company’s Common Stock, par value $0.01 per share, at a price of $268,806.27 per share of Preferred Stock (equivalent to $0.09 per share of Common Stock), for an aggregate purchase price of $3,000,000; and (B) a warrant (the “Warrants”) to purchase an additional 9.300378 shares of Preferred Stock at an exercise price of $268.806.27 per share (equivalent to $0.09 per share of Common Stock); (ii) upon the satisfaction of certain conditions set forth in the Subscription Agreement, an additional 3.720151 shares of Preferred Stock, convertible into 11,111,111 shares of Common Stock (the “Tranche B-1 Shares”), at a price of $268,806.27 per share of Preferred Stock (equivalent to $0.09 per share of Common Stock), for an aggregate purchase price of $1,000,000; and (iii) upon the satisfaction of certain conditions set forth in the Subscription Agreement, an additional 3.720151 shares of Preferred Stock, convertible into 11,111,111 shares of Common Stock (the “Tranche B-2 Shares”), at a price of $268,806.27 per share of Preferred Stock (equivalent to $0.09 per share of Common Stock), or an aggregate purchase price of $1,000,000. On April 24, 2007, when the Company filed its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, all outstanding shares of Preferred Stock were automatically converted to shares of Common Stock at a ratio of 2,986,736 shares of Common Stock for each share of Preferred Stock.  As a result, the Tranche B-1 Shares and Tranche B-2 Shares were each converted into 11,111,111 shares of Common Stock.

Pursuant to the Amended P&S Subscription Agreement, P&S Spirit agreed to buy, and the Company agreed to sell, all of the Tranche B-1 Shares and Tranche B-2 Shares, as converted into a total of 22,222,222 shares of Common Stock, for an aggregate purchase price of $1,000,000, and P&S Spirit agreed to waive certain of the conditions precedent to the purchase of the Tranche B-1 Shares and Tranche B-2 Shares as set forth in the P&S Subscription Agreement.   In connection with the transactions contemplated by the Amended P&S Subscription Agreement, the Company, Qualmax, the Kamrats, P&S Spirit and certain affiliates of the Kamrats and P&S Spirit entered into a First Amendment to Amended and Restated Lock-Up Agreement, a copy of which was filed with the SEC on June 6, 2007 as Exhibit 10.7 to the Company’s Current Report on Form 8-K. Also in connection with the transaction contemplated by the Amended P&S Subscription Agreement, the Company, Qualmax, the Kamrats, P&S Spirit and certain affiliates of the Kamrats and P&S Spirit entered into a First Amendment to Amended and Restated Voting Agreement, a copy of which was filed with the SEC on June 6, 2007 as Exhibit 10.8 to the Company’s Current Report on Form 8-K. For additional information regarding the Amended P&S Subscription Agreement, reference is made to our Current Report on Form 8-K filed with the SEC on June 6, 2007.

Effective July 1, 2007, the Company sold its IP Gear, Ltd. subsidiary to TELES pursuant to a Share Sale and Purchase Agreement (the “Final Agreement”), following the execution of a preliminary share sale and purchase agreement (the “Preliminary Agreement”), both of which agreements are governed by the laws of Germany.  The Preliminary Agreement was executed on July 18, 2007, and the Final Agreement was approved by the Board and by TELES’ supervisory board on July 25, 2007.  The closing of the purchase and sale took place on July 26, 2007, immediately upon the execution of the Final Agreement.  The share sale and purchase has an effective date, for accounting purposes, of July 1, 2007. Pursuant to the Final Agreement, the Company sold all of the outstanding capital stock of its wholly-owned subsidiary, IP Gear, Ltd., to TELES. For additional information regarding the Preliminary and Final Agreements, reference is made to our Current Reports on Forms 8-K filed with the SEC on July 20, 2007, and August 1 and 9, 2007.

RECORD DATE AND VOTING RIGHTS

We are currently authorized to issue up to 600,000,000 shares of Common Stock, $0.01 par value and 1,000 shares of Preferred Stock, $0.01 par value. As of May 14, 2008, 418,479,673 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding. Each share of Common Stock shall be entitled to one (1) vote on all matters submitted for stockholder approval. The record date for determination of stockholders entitled to notice of and to vote at the Special Meeting is [____] [   ], 2008.

A majority of the outstanding shares of Common Stock of the Company, entitled to vote must be represented in person or by proxy at the Special Meeting to constitute a quorum for the transaction of business. A majority of quorum is required to approve all proposals. Abstentions will not be counted either for or against any proposal to determine if a proposal is approved.

ACTION 1:
2008 STOCK OPTION PLAN

The Board recommends adoption of the 2008 Stock Option Plan (the “Option Plan”).

REASONS FOR THE PROPOSAL

The Option Plan is designed to further the growth and development of the Company by enabling eligible persons to obtain a proprietary interest in the Company and affording the Company a means of attracting to it service persons of outstanding quality.

Management and the Board believe that strong additions to the executive level, as well as middle management level, are necessary to the Company’s near and long term success. In order to attract, hire, and retain the caliber of executives that management and the Board believe will be required to help us position ourselves for growth, we will need to have the flexibility to grant stock options. The Board believes that equity incentive compensation is also an important component of our overall compensation and incentive strategy for employees, directors, and executives. Without a broad based equity plan, we believe that we will be impaired in our efforts to hire new executives of the caliber that we believe is required, and will not be able to offer competitive packages to retain such executives.

BACKGROUND OF THE PROPOSAL

A copy of the Option Plan is attached as a Annex B hereto. Under the Option Plan, up to 41,500,000 shares of common stock of the Company (“Common Stock”) shall be available from which to grant options when the grant is approved by stockholders.

The Board believes that equity incentive compensation is an important component of our overall compensation and incentive strategy for employees, directors, officers and consultants. We are committed to broad-based participation in the equity incentive grants by employees, directors, officers and consultants. We believe that the equity incentive program is important in order to maintain our culture, employee ownership, employee motivation and continued success.

DESCRIPTION OF THE OPTION PLAN

Structure. The follow summary of the principal features of the Option Plan is qualified by reference to the full text of the Option Plan, which is attached hereto as Annex B.

Types of Options. The Option Plan permits the granting of non-qualified stock options and incentive stock options (“ISOs”).

Option Shares; Grants. The total number of shares of Common Stock that will be allocated to the Option Plan (the “Reserved Shares”) will not exceed in the aggregate 41,500,000. It is intended that the number of shares available for grant under the Option Plan should always be 10% of the number of shares of Common Stock issued and outstanding. Accordingly, as of each January 1, beginning with January 1, 2009, and continuing through and including January 1, 2018, the number of Reserved Shares will be increased automatically to the extent necessary so that the number of Reserved Shares is 10% of the total number of shares of Common Stock issued and outstanding. For purposes of this increase in the number of Reserved Shares, shares of Common Stock issued as a result of the exercise of options granted under the Option Plan shall not be included in the total number of shares of Common Stock issued and outstanding.

Individual Limits. No one employee of the Company or a subsidiary may be granted options with respect to more than 10,000,000 Reserved Shares in any one calendar year under this Option Plan.

Administration by Committee. Authority to control and manage the operation and administration of the Option Plan will be vested in the Compensation Committee of the Board (the “Committee”). Members of the Committee are appointed by, and serve at the pleasure of, the Board. It is intended that the Committee shall have at least two members, both of whom are “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Nonetheless, no grant will be invalidated even if the Committee is not so constituted. The Committee has the authority to interpret the Option Plan and the rights underlying any grants or awards made subject to the Option Plan. Any decision or action of the Committee in connection with the Option Plan is final and binding. No member of the Committee shall be liable for any action arising out of or related to the Option Plan provided the member was acting in good faith and for a purpose believed to have been in the best interests of the Company or its subsidiaries.

Eligibility. Officers, directors (whether or not they are employed by the Company), and executive, managerial, or administrative employees of, and consultants and advisors to, the Company, it subsidiaries and its joint ventures are eligible to participate in the Option Plan. The Committee shall decide to whom among the eligible individuals options should be granted, except that upon receiving notice from the Committee of a determination to grant options to any member of the Board, the holders of Common Stock of the Company will have 30 days to reverse such determination and to block the grant of options to such Director. The approximate number of persons in each class who will be eligible to receive grants under the Option Plan is 35. The Board and the Committee may delegate to any officer of the Company the authority to determine to whom options should be granted.

Terms and Conditions of Option Grants. One or more options may be granted to each eligible person. The options granted under the Option Plan will be evidenced by a written option grant agreement. The Committee shall specify the grant date, exercise price, which must be at least 100% of the fair market value of a share of Common Stock on the grant date, and terms and conditions for the exercise of the options. No option under the Option Plan shall be exercisable later than 10 years after the date of grant.

Exercise of the Option. Options may be exercised by the filing of a written notice with the Company or the Company’s designated agent in the form and manner prescribed by the Committee together with payment in full of the exercise price for the number of shares being purchased. Payment for shares purchased pursuant to the Option Plan may be made (i) by certified or official bank check for the full exercise price or (ii) with the prior written consent of the Committee, by delivery of shares of Common Stock owned by the grantee (provided that if such shares were acquired pursuant to the exercise of a stock option, they were acquired at least six months prior to the exercise date or such other period as the Committee may determine) having a fair market value (as of the exercise date) equal to all or part of the option exercise price and a certificate or official bank check for any remaining portion of the full excise price, or (iii) at the sole discretion of the Committee and to the extent permitted by law, by such other methods not inconsistent with the terms of the Option Plan.

Transferability of Options. Generally, an option may not be transferred, other than by will or by the laws of descent and distribution. The Committee may provide, in any applicable Option Certificate, for transfer of an option (other than an ISO to the extent inconsistent with the requirements of Section 422 of the Code) to designated family members and certain other entities specified in the Option Plan. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment.

General Plan Provisions

Dissolution, Liquidation, or Merger and Change of Control. In the event of an occurrence after which we no longer survive as an entity, the Committee may, in its sole discretion, (i) cancel each option in exchange for a payment equal to the amount that would be received by a holder of the shares subject to the option, less the exercise price or (ii) provide for the exchange of each outstanding option for an equivalent option to purchase stock of the acquiring entity. The Committee may also accelerate or shorten the time within which each outstanding award may be exercised. After a merger, consolidation, combination or reorganization in which we are the survivor, the Committee shall determine any appropriate adjustments to outstanding Options.

Changes in Common Stock or Certain Other Events. In the event any change is made to the outstanding shares of Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change in corporate structure, the maximum number of shares of Common Stock with respect to which the Committee may grant options, and the individual limits, will be adjusted by the Committee. In the event of any change in the number of shares of Common Stock outstanding for any other event or transaction, the Committee may in its discretion, make such adjustments in the maximum number of shares of Common Stock with respect to which the Committee may grant options, and individual limit, as it deems appropriate.

Termination of Employment. The Option Plan includes provisions relating to the option recipient’s termination of employment. In general (unless the Committee provides otherwise), if a grantee terminates employment with the Company, options held at the date of such termination must be exercised within 30 days of the date of such termination (but in no event after the original expiration date of the option). If the termination of employment is by reason of a disability (as defined in the Option Plan) or death, any outstanding vested options may be exercised by the earlier of 90 days after the grantee’s termination of employment or the original expiration date of the option. If a grantee dies subsequent to incurring a termination of employment, but prior to the expiration of the 30-day or 90-day exercise period with respect to an option, the option will remain exercisable until the earlier of 90 days after the grantee’s death or the original expiration date of the option. Any exercise of an option following a grantee’s death may only be made by the grantee’s executor or administrator or other duly appointed representative acceptable to the Committee, unless the grantee’s will specifically disposes of the option. Unvested options are forfeited upon termination of employment. In the event of a termination of employment for cause (as defined in the Option Plan), all options, whether or not vested, will terminate upon termination of employment.

Amendment and Termination. The Board may amend, suspend or terminate the Option Plan at any time and for any reason. Further, the Board may, in its discretion, determine that any amendment should be effective only if approved by the stockholders even if such approval is not expressly required by the Option Plan or by law. But no amendment, suspension or termination shall be made which would materially impair the right or materially increase the obligations of any grantee under any outstanding option without such grantee’s consent. Unless sooner terminated by the Board, the Option Plan will in all events terminate 10 years from the date the Option Plan is adopted by the Board. Any options outstanding at the time of such termination will remain in force in accordance with the provisions of the Option Plan and the instruments evidencing such awards.

Securities Laws. No award shall be effective unless made in compliance with all federal and state securities laws, rules and regulations and in compliance with any rules on any exchange on which shares are quoted.

Other Provisions. The option agreements may contain such other terms, provisions and conditions not inconsistent with the Option Plan as may be determined by the Board or the Committee.

Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to grants under the Option Plan based on current federal income tax rules.  The actual tax treatment may vary depending on each individual option recipient’s circumstances.

Stock Options. The grant of an option will not result in taxable income to the recipient of the option. Upon exercise of the option and subsequent disposition of the shares of Common Stock acquired through option exercise, the recipient will realize income as described below, depending on whether the option is a non-qualified option or an ISO.

Non-Qualified Options. The option recipient will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock acquired over the exercise price for those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized upon disposition of such shares will be treated as capital gains and losses, with the basis in such Common Stock equal to the fair market value of the shares at the time of exercise.

ISOs. The exercise of an ISO will not result in taxable income to the option recipient provided that he or she was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the grantee is disabled, as that term is defined in the Code). The excess of the fair market value of the stock at the time of the exercise of an ISO over the exercise price is an adjustment that is included in the calculation of the option recipient’s alternative minimum taxable income for the tax year in which the ISO is exercised.

If the option recipient does not sell or otherwise dispose of the shares of Common Stock within two years from the date of the grant of the ISO or within one year after the transfer of such Common Stock to the individual, then, upon disposition of such Common Stock, any amount realized in excess of the exercise price will be taxed as capital gain and the Company will not be entitled to a corresponding deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the option recipient sells or otherwise disposes of the shares without satisfying the foregoing holding period requirements, he or she generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the option recipient will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares. The Company will be entitled to a deduction to the extent that the option recipient recognizes ordinary income because of a disposition of shares before the end of the holding periods.

Section 409A. Section 409A of the Code imposes significant restrictions on deferred compensation and may have an impact on stock options under the Option Plan. If the Section 409A restrictions are not followed, a recipient of an option could be subject to accelerated liability for tax on the non-complying option, as well as a 20% penalty tax. The Option Plan is intended to comply with the requirements of Section 409A.  Any action of the Board or Committee that in any way alters or affects the tax treatment of any option or that in the sole discretion of the Board is necessary to prevent an option from being subject to tax under Section 409A of the Code will not be considered to materially impair any rights of any grantee.

Compliance with Section 162(m) of the Code. Section 162(m) of the Code limits publicly-held companies to certain annual deductions for federal income tax purposes for compensation in excess of $1 million per year paid to their chief executive officer and the three highest compensated executive officers (other than the chief executive officer and chief financial officer) determined at the end of each year. However, performance-based compensation is excluded from this limitation. Stock options granted under the Option Plan are expected to qualify as “performance-based compensation” so that the deductibility limit should not impact negatively on the Company.

The table below provides certain information concerning our equity compensation plans as of May 14, 2008.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by stockholders	-	-	-
Equity compensation plans not approved by stockholders	3,245,000	$0.20	1,755,000

New Option Grants; Interest of Executives or Directors

The actual Option Grants to be made are not determinable at this time.

REQUIRED VOTE

Proposal No. One requires the affirmative vote of a majority of the votes cast on the proposal. Stockholders may vote “FOR” or “AGAINST” the proposal, or they may abstain from voting on the proposal. Abstentions will have effect of voting “AGAINST” the proposal, but broker non-votes will not have any effect on the outcome of this proposal. In the event the stockholders do not approve this proposal, the Option Plan will not be effected.

ACTION 1:
THE BOARD RECOMMENDS A VOTE“FOR” THE
APPROVAL OF THE 2008 STOCK OPTION PLAN.

ACTION 2:
MERGER OF QUALMAX, INC. WITH AND INTO THE COMPANY

BACKGROUND AND RATIONALE FOR THE MERGER

On February 18, 2008, the Company and Qualmax, Inc., a Delaware corporation (“Qualmax”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached hereto as Annex A pursuant to which Qualmax will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with the Company being the surviving corporation in the Merger. The Merger Agreement is attached as Annex A hereto.

As previously disclosed, in 2006, the Company consummated three separate transactions as a result of a determination by the Board to change its business plan. First, the Company sold its former wine and spirits business in exchange for gross proceeds of $500,000, which transaction was consummated on September 14, 2006. Second, the Company sold 7,500,000 shares of Common Stock in a private placement transaction in exchange for gross proceeds of $1,500,000, which private placement was consummated on September 15, 2006 (the “September 15, 2006 Private Placement”). Third, the Company acquired substantially all of the assets of Qualmax (the “Purchase Transaction”), in exchange for which the Company issued 100 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) to Qualmax, which transaction was consummated on September 15, 2006. On April 24, 2007, in connection with an amendment to the certificate of incorporation of the Company, the shares of Preferred Stock automatically converted into 298,673,634 shares of Common Stock. As a result of the Purchase Transaction, Qualmax ceased conducting any business activities other than in connection with its ownership of the shares of capital stock in the Company. The shares of Common Stock held by Qualmax represent approximately seventy-two percent (72%) of the issued and outstanding shares of capital stock of the Company (calculated on an as-converted basis). For accounting purposes, the Company and Qualmax each agreed to treat the Purchase Transaction as a reverse acquisition of Qualmax by the Company. The Company and Qualmax desire to effectuate the Merger to cause a downstream merger of Qualmax with and into the Company.

Pursuant to the Reverse Acquisition, New World Brands issued 100 shares of its Series A Convertible Preferred Stock (the “Preferred Stock”) to Qualmax.  The Preferred Stock was issued because the Company did not have sufficient authorized and unissued shares of Common Stock to issue on September 15, 2006 when the Reverse Acquisition was consummated. Subsequently, effective as of April 24, 2007, as disclosed on that Information Statement on Definitive Schedule 14C filed with the SEC on March 20, 2007, the Preferred Stock was converted into shares of Common Stock.

At the time of the Purchase Transaction, the Boards of Directors of the Company and Qualmax (the “Boards”) each agreed that Qualmax would be merged with the Company, after which the separate corporate existence of Qualmax shall cease. In addition, the stockholders of Qualmax, in its capacity as a stockholder of the Company, agreed to vote its shares in favor of the Merger. However, the Boards determined that it was not in the Company’s best interests to consummate the Merger at the time of the Purchase Transaction, and consummation of the Merger was deferred for two reasons. First, to conserve Company resources for critical expenses necessary for the Company’s continued operations after the Purchase Transaction, and, second, to avoid delays in consummating the Purchase Transaction, which delays would have delayed the infusion of capital resulting from the September 15, 2006 Private Placement. At the time of the Purchase Transaction the Company faced a pressing need for operating capital and dedication of management resources to core business operations, particularly the operations of its former wholly owned subsidiary, IP Gear, Ltd., an Israeli company, and the Boards determined that access to that operating capital, and conservation of capital for operating expenses rather than consumption of capital for corporate expenses, was critical to the Company’s short term survival. In late 2007, after the sale of the Company’s IP Gear, Ltd. subsidiary and consummation of the Partner Contract with TELES effective July 1, 2007, the Company’s use of capital, cash flow, and operations somewhat stabilized, and the Boards determined that the Company had sufficient capital and management resources available to consummate the Merger.

Pursuant to the Merger Agreement, following the Merger, all of the properties, rights, privileges, powers and franchises of Qualmax and the Company shall vest in the Company and all debts, liabilities and duties of Qualmax and the Company shall become the debts, liabilities and duties of the Company. No changes will be made to the executive officers and directors of the Company in connection with the Merger.

In connection with the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of Qualmax (“Qualmax Stock”) immediately prior to the effective time (the “Effective Time”) of the Merger (excluding any shares of Qualmax Stock held in the treasury immediately prior to the Effective Time, which shall cease to be outstanding, be canceled and retired without payment of any consideration therefor, and shall cease to exist), will be converted into a number of shares of Common Stock equal to the total number of shares of Common Stock owned by Qualmax immediately prior to the Effective Time, divided by the total number of shares of Qualmax Stock issued and outstanding immediately prior to the Effective Time (the “Exchange Ratio”). The Exchange Ratio is subject to adjustment based on any stock split, reverse split, or stock dividend (including any dividend or distribution of securities convertible into Common Stock); or any reorganization, recapitalization, reclassification, readjustment, split up, combination or exchange of shares, or other like event with respect to the Common Stock, in any case occurring prior to the Effective Time. Except as described below and provided for in the Merger Agreement, any other shares of capital stock or options, warrants or other securities convertible or exercisable into shares of capital stock of Qualmax, whether vested or unvested, shall automatically be cancelled and retired and shall cease to exist.

At the Effective Time, certain warrants to purchase shares of Qualmax Stock (the “Qualmax Stock Rights”) will be assumed by the Company and shall continue to have, and be subject to, the same terms and conditions set forth in the relevant agreement governing such Qualmax Stock Rights immediately prior to the Effective Time; except that (i) each Qualmax Stock Right will be exercisable for the number of shares of Common Stock equal to the number of shares of Common Stock that were issuable upon exercise of such Qualmax Stock Right, immediately prior to the Effective Time, multiplied by the Exchange Ratio (as defined above), rounded up to the nearest whole number of shares of Common Stock, and (ii) the per share exercise price for the Common Stock issuable upon exercise of such Qualmax Stock Right will be equal to the exercise price per share of Qualmax Stock at which such Qualmax Stock Right was exercisable immediately prior to the Effective Time, divided by the Exchange Ratio, rounded down to the nearest whole cent.

In connection with the Merger, Stockholders of the Company who oppose the Merger are not entitled to dissenters’ rights. However, holders of shares of Qualmax Stock will be entitled to appraisal and dissenter’s rights pursuant to the Delaware General Corporation Law (the “DGCL”). Any holder of shares of Qualmax Stock that demands and perfects appraisal or dissenters’ rights (any such shares that are subject to appraisal or dissenters’ rights, “Dissenting Shares”) in compliance with the DGCL shall not be converted into or represent a right to receive shares of Common Stock in the Merger, but shall only be entitled to such rights afforded to such person under the DGCL.

As described in greater detail below, the consummation of the Merger and the transactions contemplated under the Merger Agreement are subject to satisfaction of certain conditions, including (which list is not exhaustive): (1) obtaining the requisite consent of the stockholders of each of the Company and Qualmax to approve the Merger Agreement and the transactions contemplated thereunder; (2) obtaining a valid exemption from registration under the Securities Act, of the shares of Common Stock issuable to the stockholders of Qualmax in connection with the Merger, which the Company anticipates will be obtained pursuant to a “fairness hearing” conducted in the State of Oregon pursuant to Section 3(a)(10) of the Securities Act; and (3) the number of Dissenting Shares shall not exceed five percent (which percentage may be increased to 15% as provided in the Merger Agreement) of the shares of Qualmax Stock outstanding immediately prior to the Effective Time. In addition, the Merger Agreement is subject to termination upon the occurrence of certain events, including in the event that the Merger is not consummated by June 1, 2008.

THE MERGER AGREEMENT

On February 18, 2008, the Company entered into a Merger Agreement, by and between the Company and Qualmax, a Delaware corporation that currently beneficially owns 298,673,634 shares of the Common Stock, representing approximately 72% of the Company’s issued and outstanding Common Stock. Pursuant to the Merger Agreement, upon the satisfaction or waiver of the conditions set forth therein, Qualmax will merge with and into the Company, and the separate existence of Qualmax will cease; the Company will continue as the surviving corporation in the merger. The separate corporate existence of the Company, with all its rights, privileges and powers, will continue following the Merger.

Conditions to the Obligations of Both Parties to Complete the Merger

The obligation of the Company or Qualmax to effect the Merger is subject to the satisfaction of the following conditions:

(a) Exemption from Registration. Either (i) the shares of Common Stock to be issued to Qualmax as merger consideration shall be “exempt securities” under Section 3(a)(10) of the Securities Act or (ii) the Securities and Exchange Commission (the “SEC”) shall have declared effective a registration statement on Form S-4 (the “Registration Statement”) covering such shares, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Information Statement on Schedule 14C, shall have been initiated or threatened in writing by the SEC.

(b) Stockholder Approval. The Merger shall, to the extent applicable, have been approved by the requisite vote of the stockholders of each of Qualmax and the Company.

(c) Governmental Actions. There shall not have been instituted and pending any action by any governmental authority that is reasonably expected to result in an order, nor shall there be in effect any judgment, decree or order of any governmental authority, either preventing the consummation of the Merger or compelling the Company or any of its subsidiaries to dispose of or hold separate assets which are material, in the aggregate, to the Company or its subsidiaries taken as a whole.

(d) Illegality. No statute, rule, regulation, executive or other order, ruling or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal or that prohibits, restrains or enjoins consummation of the Merger.

Conditions to the Obligation of the Company to Complete the Merger

In addition, the obligations of the Company to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Except as set forth in the Merger Agreement the representations and warranties made by Qualmax as set forth in the Merger Agreement shall be true and correct as of the Effective Time.

(b) Agreements and Covenants. Qualmax shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by Qualmax on or prior to the Merger.

(c) Consents Obtained. Except as set forth in the Merger Agreement, the Company shall have been provided with satisfactory evidence that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Qualmax for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by Qualmax.

(d) Dissenting Shares. Except as set forth in the Merger Agreement, the number of Dissenting Shares shall not exceed five percent (5%) of the shares of Qualmax stock outstanding immediately prior to the Merger.

(e) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Qualmax, other than a change that is directly caused by the public announcement of, and the response or reaction to, the Merger.

Conditions to the Obligation of Qualmax to Complete the Merger

In addition, the obligations of Qualmax to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Except as set forth in the Merger Agreement, the representations and warranties of the Company as set forth in the Merger Agreement shall be true and correct as of the Effective Time.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by the Company on or prior to the Merger.

(c) Consents Obtained. Except as set forth in the Merger Agreement, Qualmax shall have been provided with satisfactory evidence that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by the Company.

Conversion of Securities

In connection with the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of Qualmax (“Qualmax Stock”) immediately prior to the effective time (the “Effective Time”) of the Merger (excluding any shares of Qualmax Stock held in the treasury immediately prior to the Effective Time, which shall cease to be outstanding, be canceled and retired without payment of any consideration therefor, and shall cease to exist), will be converted into a number of shares of Common Stock determined by dividing (x) the total number of shares of Common Stock owned by Qualmax immediately prior to the Effective Time by (y) the total number of shares of Qualmax Stock issued and outstanding immediately prior to the Effective Time (which ratio is subject to adjustment based on any stock split, reverse split, or stock dividend (including any dividend or distribution of securities convertible into Common Stock); or any reorganization, recapitalization, reclassification, readjustment, split up, combination or exchange of shares, or other like event with respect to the Common Stock, in any case occurring prior to the Effective Time) (the “Exchange Ratio”), and except as described below and provided for in the Merger Agreement, and any other shares of capital stock or options, warrants or other securities convertible or exercisable into shares of capital stock of Qualmax, whether vested or unvested, shall automatically be cancelled and retired and shall cease to exist.

Additional Agreements

Stockholders’ Actions. Each of the Company and Qualmax has agreed to take, as promptly as practicable after the execution of the Merger Agreement, all reasonable actions necessary to cause the approval and authorization of the Merger and any related agreements, instruments or certificates.

Exemption from Registration. The Company shall file such documents and instruments as are required under Oregon Law with respect to a request for a fairness hearing to be held by the Department to consider the terms, conditions and fairness of the Merger. The parties have agreed to use their respective commercially reasonable efforts to obtain approval of the Merger under Oregon law as promptly as practicable after the filing of the hearing documents and to fully cooperate with each other in good faith to assist in such efforts.

If, despite Qualmax’s and the Company’s commercially reasonable efforts to obtain approval of the Merger under Oregon law the Department refuses to set a hearing date or approve the Merger, then the Company has agreed to use all commercially reasonable efforts to file, no event later than sixty (60) business days after such refusal or rejection, a Registration Statement on Form S-4 with respect to the shares of Common Stock to be issued in the Merger and to use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.

Consents; Approvals. Qualmax and the Company each agreed to use reasonable best efforts to obtain and to cooperate with one another in order to obtain all consents, waivers, approvals, authorizations or orders, and to make all filings required in connection with the authorization, execution and delivery of the Merger Agreement.

Notification of Certain Matters. Qualmax has agreed to give prompt notice to the Company, and the Company has agreed to give prompt notice to Qualmax, of the occurrence of any event which would reasonably be expected to cause any representation or warranty set forth in the Merger Agreement to be materially untrue or inaccurate, or of any failure to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party under the Merger Agreement.

Further Action/Tax Treatment. The parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. In addition, the parties have agreed to use their reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code.

Public Announcements. The Company and Qualmax have agreed to consult with each other before issuing any press release or making any written public statement with respect to the Merger or this Agreement.

Stock Rights. The Company has agreed to take all action necessary immediately following the Effective Time to provide that each outstanding Qualmax Stock Right shall continue to have, and be subject to, the same terms and conditions set forth in the relevant Qualmax Stock Right Agreement immediately prior to the Effective Time; except that (i) each Qualmax Stock Right will be exercisable for the number of shares of Common Stock equal to the number of shares of Common Stock that were issuable upon exercise of such Qualmax Stock Right, immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded up to the nearest whole number of shares of Common Stock, and (ii) the per share exercise price for the Common Stock issuable upon exercise of such Qualmax Stock Right will be equal to the exercise price per share of Qualmax Stock at which such Qualmax Stock Right was exercisable immediately prior to the Effective Time, divided by the Exchange Ratio, rounded down to the nearest whole cent (each such Qualmax Stock Right, as modified, an “Adjusted Stock Right”).

In addition, the Company has agreed to take all corporate action necessary to reserve for issuance, as of the Effective Time, a sufficient number of shares of Common Stock for delivery upon exercise of the Adjusted Stock Rights and to deliver to holders of Adjusted Stock Rights, upon the exercise of such options, shares of Common Stock.

Not later than 30 days following the Effective Time, the Company (i) shall file with the SEC a registration statement on Form S-8 of the SEC (or any successor or other appropriate form) with respect to the shares of Common Stock issuable upon the exercise of the Adjusted Stock Rights and shall use reasonable best efforts thereafter to maintain the effectiveness of such registration statement and (ii) shall deliver to holders of the Adjusted Stock Rights a prospectus or prospectuses relating to such registration statement and thereafter maintain the current status of such prospectus or prospectuses, until all of the Adjusted Stock Rights have been exercised, expired or forfeited.

Prior to the Effective Time, the Company and Qualmax shall take all such reasonable steps as may be required to cause any dispositions of shares of Common Stock (including derivative securities with respect to Common Stock) or acquisitions of shares of Common Stock (including derivative securities with respect to Common Stock) resulting from the transactions contemplated by this Agreement by each officer and director of Qualmax to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Compliance with State Property Transfer Statutes. Qualmax agrees that it shall use commercially reasonable efforts to comply promptly with all requirements of applicable state property transfer laws as may be required by the relevant state agency and shall take all action reasonably necessary to cause the transactions contemplated hereby to be effected in compliance with applicable state property transfer laws. Qualmax, after consultation with the Company, shall determine which actions must be taken prior to or after the Effective Time to comply with applicable state property transfer laws, except where the failure to so comply will not materially affect the right to use or enjoy any applicable property after the Effective Time. Qualmax agrees to provide the Company with any documents required to be submitted to the relevant state agency prior to submission. The Company shall provide to Qualmax any assistance reasonably requested by Qualmax with respect to such compliance.

Termination of the Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger by either the board of directors of Qualmax or the Board of the Company:

•	upon mutual written consent by the board of directors of Qualmax and by the Board of the Company; or

•	except as set forth in the Merger Agreement, if the Merger shall not have been consummated by June 1, 2008; or

•
if a court of competent jurisdiction or a governmental authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

•	if the stockholders of the Company do not approve the Merger; or

•	if the stockholders of Qualmax do not approve the Merger.

The Merger Agreement may be terminated at any time prior to the effective time of the Merger by the board of directors of Qualmax or by the Board of the Company:

•
any of the representations and warranties of the other party as set forth in the Merger Agreement are or become inaccurate, which inaccuracy would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (as defined in the Merger Agreement); or

•	the other party has materially breached any of the covenants or agreements on the part of such party as set forth in the Merger Agreement.

EMPLOYEES

As of May 14, 2008, we had approximately 35 full-time employees and 2 part-time employees, all based in our Eugene, Oregon headquarters (including outside sales and remote technical support staff reporting to management in Eugene). We consider our employee relationships to be good. None of our employees are members of a labor union, and we have never experienced a work stoppage.

COMPETITION

The markets for IP telephony products and services are extremely competitive and subject to rapid change. We are a small company in an industry dominated by very large companies that are better capitalized and, in comparison to us, have greater sales, marketing, customer support, and technical resources, have access to more experienced management, can take advantage of larger economies of scale, and have much greater name recognition and reputation. We have been able to compete in this market due to our adaptability, the depth of industry experience among our key managers, and the relatively low barriers to entry in the VAR and VoIP service provider businesses. We expect that the conditions that have facilitated our entry into the VoIP industry will allow additional competitors, including large companies as well as niche operators, to enter the market. The fundamental technology and computer hardware component of the IP telephony service solution is readily available. Accordingly, relatively few barriers to entry exist in our business for companies with computer and network sales, and distribution and service provider experience. An increase in the number or size of our competitors could negatively affect the amount of business that we obtain and the prices that we can charge.

Competition among resellers.

Our NWB Networks distribution and sales business competes not only with small boutique IT firms that have entered the market due to reduced costs of entry resulting from various technological advances, but also with large, global companies, including manufacturers who now compete against us to sell directly to end users. Although we offer our clients a range of services and support in conjunction with a select product line at competitive prices, increased competition may require us to further reduce prices, potentially reducing profit margins. We believe the current market trend favors larger, well-capitalized specialty distributors and resellers who can afford to take advantage of cost savings in bulk purchases, foreclosure sales, and other large opportunities, who can afford to warehouse substantial amounts of inventory until profitable opportunities arise, and who can afford large and skilled product service and support staffs. Nonetheless, new opportunities continue to arise in this business, and we believe that our ability to quickly identify currently popular products to sell, and our experience with a diverse market of equipment buyers and sellers, including resellers and end users, gives us a continued competitive edge over new competitors in the market.

We believe that our new exclusive distribution relationship with TELES may also give us a competitive edge over other distributors and resellers. We believe that TELES has well developed R&D and manufacturing capabilities, and we believe that TELES has demonstrated its willingness and ability to adapt its products to changing market needs and specific opportunities, particularly in emerging VoIP markets in the Americas. We hope that, as our sales and support teams continue to work closely with TELES product development teams, we will be able to provide products meeting the niche opportunities and new technology opportunities that our sales staff and management team identify in emerging markets. However, TELES products face stiff competition from a variety of other manufacturers, and while we consider TELES a well capitalized and well managed technology company, TELES remains a relatively small player in the industry compared to organizations such as Cisco and Siemens. In addition, larger telecom service providers, particularly “tier 1” providers and government-sponsored foreign providers, continue to develop their own internal products, potentially competing with products they would otherwise buy from companies like TELES, thus competing with sales opportunities for products such as those manufactured by TELES.

Competition among wholesale telecom service providers.

Competition in the wholesale VoIP service industry is intense and diverse, including “tier 1” telecom companies in the U.S. and abroad, as well as smaller “tier 2” carriers, and very small niche service providers. The NWB Telecom division does business with very large entities, including foreign tier 1 incumbent providers, as well as a number of small niche providers in certain foreign markets. As a result of deregulation, growth of the Internet and IP network infrastructure generally, and development of more powerful, lower cost VoIP equipment, the price of entry into the VoIP service business has dramatically decreased. Lower cost of entry has drawn a growing number of entrepreneurs to the industry and has driven down the cost of telecom services at both the wholesale and retail levels. As a result, both supply and demand have skyrocketed, and although we see a growing number of customer and vendor opportunities, we also see a growing number of aggressive competitors, declining prices, and declining technological barriers to entry.

NWB Telecom competes principally on price and quality of service. The communications industry, including VoIP, is highly competitive, rapidly evolving, and subject to constant technological change and intense marketing by providers with similar products and services. We expect that new competitors, including the growth of “gray market” operators (potentially including operators who arrange call termination in a manner that bypasses the local telephone company), are likely to enter the communications industry, including the market for VoIP, Internet, and data services. Also, a number of large VoIP service providers appear to be aggressively seeking market share via acquisitions and competitive pricing. We believe the trend in this area is for increased competition to continue to drive down market prices and profit margins. Our ability to continue to compete in this market will depend upon our ability to secure more stable vendor relationships, to implement a more stable network infrastructure capable of handling higher call volume and to continue to build long-term customer relationships.

DESCRIPTION OF PROPERTY

Our U.S. operations are headquartered in Eugene, Oregon, in leased commercial premises in two buildings, located at 340 W. 5th Avenue and at 488 Lincoln Street. The condition of these leased premises is good, and we have recently made substantial tenant improvements to both premises. The principal terms and lease payment obligations are discussed in more detail under Item 7, “Financial Statements - Note K.”

LEGAL PROCEEDINGS

The Company is currently engaged in one legal proceeding in which a director, officer, affiliate, beneficial holder of more than 5% of the Company’s outstanding Common Stock (or an associate of the aforementioned) is a party adverse to the Company. Specifically, the Company is involved in a legal proceeding with BOS, which is the beneficial owner of 17.2% of the Company.

As a result of the reverse acquisition, the Company assumed the liabilities of Qualmax.  Qualmax was named as a defendant in certain litigation filed in France before the Trade Tribunal of Nanterre against BOS by Media Partners International (“MPI,” and the litigation thereto, the “MPI Litigation”), a former distributor of BOS, whose contract with BOS allegedly related to certain distribution rights for the product division Qualmax purchased from BOS on December 31, 2005.  Pursuant to the asset purchase agreement between Qualmax and BOS, BOS agreed to indemnify and hold Qualmax harmless from liability, without limitation, arising from the claims raised in the MPI Litigation, and BOS has undertaken defense of Qualmax at BOS’s expense.  The litigation remains in its early stages.

Initial hearings on a motion for change of venue were concluded in February 2007. Additional hearings were conducted in late April 2007. The Company has been preliminarily informed that a decision from the court to maintain venue in France was made in September 2007, and that defendants have filed an appeal of that decision. At present, based upon the limited progress of the matter and without the benefit of the completion of factual discovery, management believes this litigation does not pose a significant financial risk to the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We caution readers that this Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, written, oral or otherwise, are based on the Company’s current expectations or beliefs rather than historical facts concerning future events, and they are indicated by words or phrases such as (but not limited to) “anticipate,” “could,” “may,” “might,” “potential,” “predict,” “should,” “estimate,” “expect,” “project,” “believe,” “think,” “hope,” “intend,” “plan,” “envision,” “continue,” “target,” “contemplate,” or “will” and similar words or phrases or comparable terminology. Forward-looking statements involve substantial risks and uncertainties. The Company cautions that these statements are further qualified by important economic, competitive, governmental and technological factors that could cause the Company’s business, strategy, or results or events to differ materially, or otherwise, from those in the forward-looking statements. We have based such forward-looking statements on our current expectations, assumptions, estimates and projections, and therefore there can be no assurance that any forward-looking statement contained herein, or otherwise made by the Company, will prove to be accurate. The Company assumes no obligation to update any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise.

The Company has a short operating history and is operating in a rapidly changing industry environment, and its ability to predict results or the actual effect of future plans or strategies, based on historical results or trends or otherwise, is inherently uncertain. While we believe that these forward-looking statements are reasonable, they are merely illustrations of potential outcomes, and they involve known and unknown risks and uncertainties, many beyond our control, that are likely to cause actual results, performance, or achievements to be materially different from those expressed, implied or suggested by such forward-looking statements. Factors that could have a material adverse affect on the operations and future prospects of the Company include those factors discussed in our Annual Report on Form 10-KSB/A, filed with the SEC on May 13, 2008 (the “2007 10-KSB”), under Item 1, “Description of Business—Certain Risk Factors,” and other factors set forth in this Report, and in our other SEC filings, including, without limitation, the following:

•
A downturn in the market for, or supply of, our core products and services, could reduce our revenue and gross profit margin by placing downward pressure on prices and sales volume, and we may not accurately anticipate changing supply and demand conditions.

•
We have a limited backlog, or “pipeline,” of product and services sales, and we do not control the manufacturing of the core products we distribute and sell, exposing our future revenues and profits to fluctuations and risks of either supply interruptions in areas of high demand, or rapid declines in demand. Increased demand has on occasion exceeded our capacity, and we are taking steps, including adding new vendors and new routes, and utilizing new technologies, to increase our capacity to meet the demand.

•
We derive a relatively large amount of our revenue and gross profit from sales to a small number of customers, and from resale o products and services purchased from a small number of vendors. The interruption of our relationships with one or more of these key customers or vendors could negatively impact our gross profit, without a corresponding short-term reduction in our expenses, negatively impacting our net profits.

•
Changes in laws or regulations, or regulatory practices, in the United States and internationally, may increase our costs or may prohibit continued operations or entry into some areas of business. The market for our products and services is particularly subject to change resulting from foreign regulatory practices in South and Central America, and Mexico.

•
The limited availability of technically skilled employees in the VoIP industry, especially in the Eugene, OR area, may affect our ability to grow and properly service our networks, which could be reasonably expected to negatively affect sales and profits. We rely upon a small number of key sales and management employees, and should one or more of them depart the company on short notice, the company may experience a short-teen decline in sales revenue until adequate replacements can be found and trained.

We have had recurring quarterly and annual losses and negative cash flow, potentially requiring us to either raise additional capital, increase gross profits relative to total expenditures, or reduce costs relative to gross margins.

We may not be able to raise necessary additional capital, and may not be able to reduce costs or otherwise increase profits sufficiently to reverse our negative cash flow, absent additional capital.

•	If we are successful in raising additional capital, it will likely dilute current shareholders ’ ownership.

We may not be able to effectively contain corporate overhead and other costs, including the costs of operating a public company, relative to our profits and cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION FOR 2006 AND 2007 FISCAL YEARS

General

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial operations and financial conditions. This discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein, and in conjunction with our Annual Report on Form 10-KSB, filed with the SEC on April 17, 2007 (the “2006 10-KSB”) and our 2007 10-KSB, and our other prior filings with the SEC.

Overview of Business

We are a telecommunications sales and service company, focusing on products and services utilizing Voice over Internet Protocol (“VoIP”) technology. As a result of the sale of our former subsidiary, IP Gear, Ltd. effective July 1, 2007, we are no longer in the VoIP equipment research and development (“R&D”) and manufacturing business, and instead currently focus on two principal lines of business: (i) resale and distribution of VoIP and other telephony equipment, and related professional services, particularly as the exclusive North American distributor of products manufactured by TELES AG Informationstechnologien (“TELES”); and (ii) telephony service resale, direct call routing and carrier support services. Our VoIP-related telecommunications equipment distribution and resale business, formerly operated under the divisional name “IP Gear,” is now operated under the divisional name “NWB Networks.” Our wholesale international VoIP service business, formerly operated under the name “IP Gear Connect,” is now operated under the divisional name “NWB Telecom.” Both NWB Networks and NWB Telecom are based in Eugene, Oregon.

The following are certain key industry or technical terms used throughout this Report in describing the Company’s current business and in discussing its prospects in the VoIP equipment and services market:

“VoIP,” or Voice over Internet Protocol, also called IP Telephony, Internet Telephony, Broadband Telephony, Broadband Phone, Voice over Broadband or Voice over Packet Networks, is the routing of voice conversations over the Internet or through any other internet protocol (“IP”) based network. “GSM” is short for Global System for Mobile Communications, a leading digital cellular system using narrowband TDMA (time division multiple access) that has become a cellular standard in Europe and Asia.

“IP networks” are telecommunication systems (consisting of transmission lines or devices, and components including gateways, routers, switches, and servers) by which a number of computers are connected together for the purpose of communicating and sharing data and/or software applications. The fundamental equipment components of IP networks, and the products we sell, include: gateways, enabling access to IP networks as a translation unit between disparate telecommunications networks; routers andswitches, to direct data traffic on, to and from IP networks; and servers, computers that operate IP communications software applications, process and store data traversing IP networks, and provide computing functions to other computers.

“IP Telephony” uses an IP network to perform voice communications that have traditionally been conducted by conventional private branch exchange ( PBX) telephone systems, or “key systems” primarily used in smaller telephone systems, used by enterprises and by the public switched telephone network (PSTN). IP telephony uses IP network infrastructure, such as a local area network (LAN) or a wide area network ( WAN), to replace the telephony functions performed by an organization’s PBX telephone system. “IP communications” is a term generally used to describe data, voice, and video communications using an IP network. “Convergence” is a term generally used to describe the manner in which voice and video communications technology is converging with data communications technology onto the IP network.

Overview of the NWB Networks division (TELES product sales, VoIP equipment resale, refurbishing and distribution).

The Company’s NWB Networks division was historically operated under the names “Qualmax” and “Qualmax Professional Services,” as well as “IP Gear,” as a distributor and value added reseller (“VAR”) of new, used, and refurbished IP communications equipment made by manufacturers such as Cisco, Quintum, Adtran and other telephony industry leaders. Resale of third-party IP communications equipment was Qualmax’s core legacy business, and the Company’s VAR business continues to be a core revenue component. However, we have refocused our distribution, sales and support efforts on equipment manufactured by TELES. We continue to sell other manufacturers’ equipment, but primarily in support of or complimentary to the sales of TELES equipment.

Since July 1, 2007, the Company has been the exclusive distributor of TELES products in certain north American markets (the United States, Canada, Mexico, all Caribbean nations, Guatemala and Honduras) pursuant to an exclusive distribution agreement. The Company currently promotes and distributes TELES products in those markets, sells directly to large end-user customers and provides support and training services under the assumed business name “TELES USA.” The distribution rights include those products previously manufactured by the Company under the IP Gear name (including the Claro and Quasar brands). TELES USA is part of the NWB Networks division, but because TELES sales represent a substantial and growing part of our equipment reseller business we report TELES revenues and gross profits separate from the sale of other products below under “Results of Operations.”

Overview of the NWB Telecom division (VoIP Telephony service provider).

The Company’s NWB Telecom division is a wholesale provider of VoIP termination service, connecting carrier-level buyers and sellers of VoIP service, currently focused on international call routing. We receive VoIP traffic from customers (originating carriers) who are interconnected to our network, and we route the VoIP traffic via IP networks to local service providers and terminating carriers in the destination countries from whom we purchase completion or termination services. (Our vendors provide the communications service to complete the calls within the destination country.) We offer this service on a wholesale basis to carriers, VoIP companies, telephony resellers, and other telecommunication service providers. We are party to a number of reciprocal carrier agreements, through which we both buy from and sell to a carrier and set-off, or net out, the parties’ respective fees for termination services. To the extent we sell VoIP equipment (through the NWB Networks division or its subdivision, TELES USA) to our VoIP termination service providers, we may set-off accounts receivable for equipment against accounts payable for communication services. We have call termination agreements with local lower-tier service providers in Latin America, Europe, Asia and Africa.

In addition, although the Company’s VoIP service business is currently entirely wholesale, management is identifying and evaluating “bundled” VoIP service opportunities (“bundled” meaning the offering of both VoIP equipment and VoIP connectivity service as a turnkey VoIP solution for small to medium size business entities (“SMEs”)). The Company also evaluates a variety of other opportunities in the VoIP service and support industry, but to date has remained focused on its existing core businesses. As of the date of filing this Report, we consider all such opportunities to be in the evaluation stage, and their potential effect upon our revenues or profits is too speculative to quantify.

Recent Developments

The following important Company developments occurring in 2008 to date, and related prior developments, are described below.

P&S Spirit term loan.

On and effective March 30, 2007, the Company entered into a Term Loan and Security Agreement (the “P&S Term Loan Agreement” and the debt obligation pursuant thereto, the “P&S Term Loan”) with P&S Spirit, LLC, a Nevada limited liability company (“P&S Spirit”) in the principal amount of $1,000,000. The P&S Term Loan proceeds were used by the Company to repay all outstanding principal, interest and fees payable to Bank of America, N.A. (“BoA”) under the BoA Loan, and to pay certain professional fees associated with preparation and negotiation of the P&S Term Loan Agreement. Reference is made to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2007.

As discussed below under “Repayment of P&S Term Loan,” the P&S Term Loan was repaid in two payments, the first in the amount of $500,000 in August 2007, and the second in the amount of $500,000 in February 2008.

The principals of P&S Spirit include Dr. Selvin Passen, who is a director of the Company as well as a shareholder of the Company and its former Chief Executive Officer, and Dr. Jacob Schorr, who is a director of the Company.

P&S Spirit credit line.

As previously reported on the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2007, on and effective May 31, 2007, the Company entered into a Credit Line and Security Agreement (the “P&S Credit Line Agreement” and the debt obligation pursuant thereto, the “P&S Credit Line”) with P&S Spirit. The maximum principal available under the Credit Line is $1,050,000; the interest rate is 2% over the Prime Rate (as reported in The Wall Street Journal), payable in relation to the then-outstanding principal; consecutive monthly payments of interest only (payable in arrears) are required commencing July 1, 2007; and all unpaid principal, interest and charges are due upon the maturity date of June 1, 2011. Upon default, the entire P&S Credit Line amount (including accrued unpaid interest and any fees) will be accelerated, and the Company would be required to pay any costs of collection. The P&S Credit Line Agreement includes certain affirmative covenants, including, without limitation, a financial reporting requirement (quarterly – 45 days after the close of a calendar quarter), and a requirement that the Company maintain a ratio of current assets to current liabilities of at least 1.2:1.0 and a total liabilities to tangible net worth ratio not exceeding 2.5:1.0. Both of these covenants had been met at of June 30, 2008.

The P&S Credit Line Agreement grants P&S Spirit a security interest with respect to all of the Company’s assets, but was subordinated to the P&S Term Loan. The P&S Credit Line Agreement is also backed by a corporate Guaranty by Qualmax (which, pending completion of the contemplated merger of Qualmax into the Company, holds a controlling interest in the Company), and a security interest in the assets of Qualmax (consisting solely of 298,673,634 shares of Common Stock). Copies of the P&S Credit Line Agreement, P&S Credit Line Note, Guaranty of Qualmax, Collateral Pledge Agreement by Qualmax, and the Collateral Pledge Agreement by the Company, were included as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, to the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2007.

On February 21, 2008, the Company drew $500,000 in principal on the P&S Credit Line in order to repay its obligations under the P&S Term Loan Agreement, as discussed in more detail below under “Repayment of P&S Term Loan.”

Sale of IP Gear, Ltd. subsidiary.

As previously reported on the Company’s Current Reports on Form 8-K filed with the SEC on July 20, 2007 and August 9, 2007, effective July 1, 2007 the Company sold its IP Gear, Ltd. subsidiary to TELES pursuant to a Share Sale and Purchase Agreement (the “Final Agreement”), following the execution of a preliminary share sale and purchase agreement (the “Preliminary Agreement”), both of which agreements are governed by the laws of Germany. The Preliminary Agreement was executed on July 18, 2007, and the Final Agreement was approved by the Board and by TELES’ supervisory board on July 25, 2007. The closing of the purchase and sale took place on July 26, 2007, immediately upon the execution of the Final Agreement. The share sale and purchase has an effective date, for accounting purposes, of July 1, 2007.

Pursuant to the Final Agreement, the Company agreed to sell all of the outstanding capital stock of its wholly-owned subsidiary, IP Gear, Ltd., to TELES for a purchase price consisting of: (i) a payment at closing of $1.5 million and (ii) an earn out equal to 10% of TELES’ worldwide revenues (including revenues of TELES’ affiliates) within TELES’ CPE Product Line (as defined in the Final Agreement) for a period of four years after closing. The total earn out payments shall not be less than $750,000 (the “Minimum Earn Out”), and shall not be subject to a cap. The Minimum Earn Out shall be paid in quarterly amounts of $46,875, each quarterly payment due within 90 days of the close of the quarter, commencing with the quarter ended September 30, 2007. In the event the Minimum Earn Out is exceeded, the differential amount is due within 90 days after June 30, 2008, 2009, 2010 and 2011.

With certain exceptions, commencing on the date of the closing and for a certain period of time (as specified in the Final Agreement), the Company agreed not to, or cause any of its affiliates to, engage in any research and development or manufacturing activities competitive with those conducted by IP Gear, Ltd., and not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with certain products of TELES. In addition, with certain exceptions, commencing one year after the date of closing, and effective for a period of time and within certain geographic regions relative to the grant of exclusive distribution and sale rights to the Company pursuant to the partner contract described below, the Company agreed not to, or cause any of its affiliates to, engage in the sale, distribution, marketing and services of products that may compete with products of IP Gear, Ltd.

TELES distributorship.

In accordance with the Final Agreement, the Company and TELES entered into a contract (the “Partner Contract”) relating to the promotion, marketing, sale and support of certain products of TELES and IP Gear, Ltd., pursuant to which the Company became the exclusive distributor of TELES and IP Gear, Ltd. products in North America (including the United States, Canada, Mexico, all Caribbean nations, Guatemala and Honduras), and a non-exclusive distributor in other markets. In connection therewith, TELES granted the Company a marketing subsidy of 5% of total annual purchases and additional marketing support in the amount of $200,000 per year for a period of two years (and for a third year, based on revenues, if agreed by the parties), and TELES granted the Company an inventory credit line in the initial amount of $200,000 (the “Inventory Credit Line”), which has been increased based upon subsequent sales performance by the Company. The Company received the first year’s $200,000 marketing subsidy as follows; $100,000, received as of March 31, 2008 in the form of a credit memo offset against accounts payable to TELES for inventory purchases and $100,000, received as of December 31, 2007 in the form of a direct cash payment.

In addition, TELES agreed to grant the Company a loan in the amount of $1,000,000 pursuant to a separate loan agreement to be finalized by the parties. For more details regarding the TELES loan, see “TELES loan agreement” below.

The Preliminary Agreement was included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2007. The Final Agreement and the Partner Contract were included as Exhibit 10.1 and Annex 2 to Exhibit 10.1, respectively, to the Company’s Current Report on Form 8-K, filed with the SEC on August 1, 2007.

TELES loan agreement.

On February 21, 2008, the Company and TELES entered into a Term Loan and Security Agreement, effective February 15, 2008 (the “TELES Loan Agreement,” and the loan thereunder, the “TELES Loan”), providing the Company a loan of up to the principal amount of $1,000,000 (the “Commitment”) pursuant to which, from time to time prior to February 1, 2009 or the earlier termination in full of the Commitment, the Company may obtain advances from TELES up to the amount of the outstanding Commitment. Amounts borrowed may not be reborrowed, notwithstanding any payments thereunder. The outstanding balance of the TELES Loan will be due and payable on or before February 1, 2012. The outstanding principal amount of the TELES Loan will be payable in 12 approximately equal quarterly installments commencing May 1, 2009. Interest on the outstanding principal amount of the TELES Loan is payable quarterly commencing May 1, 2008, at an interest rate equal to 7% per annum, compounded quarterly (subject to certain adjustments provided therein). The description of the TELES Loan Agreement herein is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2008.

Without the prior written consent of TELES, the TELES Loan may not be used, in whole or in part, to make any payment to P&S Spirit with respect to any obligations of the Company owed to P&S Spirit pursuant to the P&S Credit Line Agreement.

The obligation of TELES to make advances to the Company pursuant to the TELES Loan Agreement is subject to the satisfaction of certain conditions, including without limitation, the following:

•	The merger of Qualmax with and into the Company shall have been consummated in all respects;

•
On the closing date and on the date of each advance, no default or event of default under the P&S Credit Line Agreement and all related documents thereto shall have occurred and remain outstanding or uncured; and

•
All obligations of the Company owed to P&S Spirit under the P&S Term Loan Agreement shall have been irrevocably repaid in full, and the obligations under any related guarantees, stock pledges and other loan documents securing the obligations of the Company under the P&S Term Loan Agreement shall have been released (on February 21, 2008, effective February 15, 2008, the Company repaid all outstanding obligations under the P&S Term Loan Agreement, in the amount of $500,000).

Pursuant to the TELES Loan Agreement, the Company agreed to comply with certain affirmative covenants, including without limitation, the following:

•	maintaining on a consolidated basis a ratio of current assets to current liabilities of not less than 1.2:1; and

•	maintaining on a consolidated basis a ratio of total indebtedness (with certain exclusions) to tangible net worth of not greater than 2.5:1.

Pursuant to the TELES Loan Agreement, the Company also agreed to comply with certain negative covenants, including without limitation, the following:

•	issuing or distributing any capital stock or other securities of the Company without giving TELES at least 15 days prior written notice; and

•	amending, modifying or waiving any provisions of the P&S Credit Line Agreement.

The TELES Loan Agreement grants TELES a security interest with respect to all of the Company’s assets, subject to the terms of the Inter-creditor Agreement (as defined below).

TELES – P&S Spirit Inter-creditor agreement.

Also on February 21, 2008, as contemplated by the TELES Loan Agreement, the Company, TELES and P&S Spirit entered into an Inter-creditor Agreement (the “Inter-creditor Agreement”), effective February 15, 2008. The description of the Inter-creditor Agreement herein is qualified in its entirety by reference to the full text of the agreement, which is set forth in the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2008.

Pursuant to the Inter-creditor Agreement, P&S Spirit and TELES have agreed to hold equal rights in and to substantially all of the Company’s assets, with the exception of inventory consisting of TELES products purchased by the Company from TELES (during the time that obligations are owed to TELES for such purchases under the Inventory Credit Line).

Repayment of P&S Spirit Term Loan.

On July 26, 2007, P&S Spirit executed a consent to the sale of IP Gear, Ltd. by the Company (the “Lender Consent”), which was filed with the SEC on August 1, 2007 as Exhibit 10.2 to the Company’s Current Report on Form 8-K. Pursuant to the P&S Term Loan Agreement and the P&S Credit Line Agreement (together, the “P&S Loans” or “P&S Loan Agreements,” as applicable) P&S Spirit had a security interest in all of the Company’s shares of IP Gear, Ltd., and, the sale of the Company’s IP Gear, Ltd. shares without P&S Spirit’s consent would have triggered a repayment by the Company of all outstanding principal under the P&S Loans.

In accordance with the Lender Consent, the Company agreed to pay to P&S Spirit from the proceeds of the closing, as a partial repayment of principal of the P&S Term Loan, the sum of $500,000. In addition, the Company agreed to pay P&S Spirit the additional sum of $500,000, as a repayment of principal of the P&S Term Loan, which amount is to be provided by P&S Spirit to the Company as a credit line advance to be used by the Company solely to repay the outstanding principal under the P&S Term Loan upon execution of the TELES Loan Agreement. By the Lender Consent, subject to certain terms and conditions, P&S Spirit consented to the sale of IP Gear, Ltd. to TELES in accordance with the Final Agreement, released and terminated P&S Spirit’s security interest in the IP Gear, Ltd. shares, and agreed that the consummation of the sale of IP Gear, Ltd. to TELES shall not be deemed or give rise to an event of default, penalty, or increase under, or termination of, the Loan Agreements and shall not, except as otherwise provided in the Lender Consent, accelerate any amounts owing under the Loan Agreements or trigger any prepayment or give rise to any payment not otherwise required under the Loan Agreements, and shall not require the Company to provide any additional security, collateral, reserve, or payment under the Loan Agreements.

On February 21, 2008, the Company drew $500,000 in principal on the P&S Credit Line in order to repay in full its obligations under the P&S Term Loan Agreement.

On May 22 and 23, 2008, in two equal amounts, the Company drew an additional $550,000 (in total) in principal on the P&S Credit Line, leaving no further amounts available for borrowing by the Company under the P&S Credit Line.

Execution of merger agreement.

On February 18, 2008, the Company and Qualmax entered into an agreement by which Qualmax will be merged with and into the Company (the “Merger Agreement” and the merger contemplated thereby, the “ Merger”). As of the date of this filing, the Merger had not been completed. Reference is made to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2008, and the Company’s Information Statement on Schedule 14C, filed with the SEC on May 20, 2008, for additional information and documentation concerning the Merger and the Merger Agreement.

Results of Operations

Company-wide revenue and gross profit.

Company-wide (referring to the Company’s two principal lines of business, on a consolidated basis) revenue, gross profit and gross profit margin for the three month and twelve month periods ended December 31, 2006 and December 31, 2007 were as follows:

Company-wide	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007	Change
Revenue	$4,503,226	$5,263,256	16.88%
Gross Margin	6.28%	15.09%
Gross Profit	$282,669	$794,235	180.98%

Company-wide	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007	Change
Revenue	$17,537,928	$17,101,203	(2.49%)
Gross Margin	10.48%	13.43%
Gross Profit	$1,837,350	$2,296,550	24.99%

Company-wide revenue and gross profit reflect the results of the Company’s initiatives in both equipment and service divisions to improve gross margins and quality of accounts receivable, and to reduce slow moving inventory. As illustrated in more detail below, the revenue and gross margin increase is primarily due to TELES sales, in our NWB Networks division, and certain niche VoIP service termination routes in our NWB Telecom division. Revenue for 2007 is slightly lower than revenue for 2006, reflecting declining revenues in the first three quarters of 2007.

We note that the following percentages are based upon pro forma restated unaudited financial statements for the period ended December 31, 2007, showing our former subsidiary, IP Gear, Ltd. (an Israeli company) listed as discontinued operations; furthermore, the following percentages are based only upon the operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service:

3 Months Ended December 31, 2007	NWB Networks	NWB Telecom
Portion of Company-Wide Revenue	36.06%	63.94%
Portion of Company-Wide Gross Profit	36.56%	63.44%

12 Months Ended December 31, 2007	NWB Networks	NWB Telecom
Portion of Company-Wide Revenue	33.08%	66.92%
Portion of Company-Wide Gross Profit	30.62%	69.38%

The following discussion of gross profit on a per-business line or divisional basis provides additional information regarding each line’s performance.

Sale of IP Gear, Ltd. Subsidiary.

As described above in Item 1, “Description of Business—Recent Developments—Sale of IP Gear, Ltd. Subsidiary,” effective July 1, 2007, the Company sold its IP Gear, Ltd. subsidiary to TELES, a VoIP equipment developer and manufacturer based in Berlin, Germany.

We believe that IP Gear, Ltd.’s losses through the second quarter of 2007 reflect a long-term trend in declining VoIP technology prices, and that to maintain a research and development and manufacturing business and regain profitability would require a lengthy and sustained cost-cutting effort and substantial interim financing. We did not know how long that process would take or whether we would ultimately be able to adequately adjust our costs in relation to our competitors. Further, during the entire period of our ownership of IP Gear, Ltd., even during periods of higher gross margin, IP Gear, Ltd. experienced substantial operating losses and negative cash flow. Our ability to secure sources of funding for IP Gear, Ltd.’s operating losses was tenuous, and we were not able to identify a source of adequate additional capital on acceptable terms, in the form of equity or debt, within the time needed for operations. Faced with a rapidly deteriorating cash position, and limited prospects for securing necessary capital on acceptable terms within the necessary timeframe, we determined that the Company’s interests would be best served by a sale of our IP Gear, Ltd. subsidiary.

We further believe that the sale of IP Gear, Ltd. to TELES provides the Company an opportunity for growth and restructuring beyond the sale itself, in the form of the Partner Contract granting the Company exclusive rights (subject to certain limitations) to distribute both TELES and IP Gear, Ltd. products in North America. We recognize that by selling IP Gear, Ltd., we have given up the opportunity to build upon a potentially valuable technology asset. However, we believe that the short-term cash flow and operational benefit to the Company, and the potential long-term value represented by our new Partner Contract with TELES, make the transaction favorable to the Company.

NWB Networks division revenue and gross profit.

Our VoIP and other telephony product distribution and resale business, which formerly operated under the name “IP Gear,” has been renamed “NWB Networks.” NWB Networks focuses on the distribution, resale and support of TELES and IP Gear, Ltd. products, and, on a more limited basis, continues to act as a niche reseller of certain additional manufacturers’ products.

Revenue, gross profit and gross profit margin for the NWB Networks division for the three month and twelve month periods ended December 31, 2006 and December 31, 2007 were as follows:

NWB Networks	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007	Change
Revenue	$1,226,531	$1,898,148	54.76%
Gross Margin	15.29%	15.30%
Gross Profit	$187,583	$290,340	54.78%

NWB Networks	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007	Change
Revenue	$6,307,644	$5,657,689	(10.30)%
Gross Margin	15.69%	12.43%
Gross Profit	$989,792	$703,308	(28.94)%

Sales of our legacy VoIP equipment resale business (VoIP access servers and related equipment, other than TELES and IP Gear, Ltd. products) have stabilized, albeit at levels much lower than we experienced in the first half of 2006, and we continue to struggle to maintain acceptable gross margins. As illustrated below, our legacy equipment business experienced a gross loss in the fourth quarter of 2007, and slim margins for the year, reflecting both declining prices in the market for that product line and an effort to reduce or eliminate slow moving legacy inventory.

We believe that our margins are not likely to improve in these product lines in the near term. Our search for higher margin product lines has resulted in our exclusive distributor status in relation to TELES and IP Gear, Ltd. products.

We believe that the consummation of the Partner Contract with TELES will play a key role in our initiative to improve revenues and margins in our NWB Networks division. In particular, by acquiring IP Gear, Ltd., TELES now offers a more comprehensive product line, and TELES products greatly expand the scope of IP Gear, Ltd.’s product line. Our relationship with TELES as an exclusive distributor in North America provides an opportunity for the Company to sell these products at an attractive margin, and to build a support and service network for end-users and VARs. In light of the Partner Contract, we plan to focus sales and distribution growth on North American sales of TELES and IP Gear, Ltd. products and certain other complementary products, for as long as we maintain our distributor relationship with TELES, and to continue to pursue other product sales opportunities on a more opportunistic basis, particularly where complementary to sales of our core TELES and IP Gear, Ltd. product line. We are currently pursuing a sales and marketing campaign in North America, in concert with TELES, under the name “TELES USA.”

We note that the Company has been selling TELES equipment as an exclusive distributor only since July, 2007, and therefore, has very limited experience and only preliminary results on which to evaluate future potential. We therefore believe that comparisons to revenues and gross profits in fiscal 2006 are not meaningful.

The table below shows the portion of NWB Networks divisional revenue, gross profit and gross profit margin attributable to sales of TELES and IP Gear products, in comparison to sales of all other products in the NWB Networks division, during 2007 on a quarterly and year end basis. We note that the following figures are based upon financial statements for the year ended December 31, 2007, showing our former subsidiary, IP Gear, Ltd. (an Israeli company) listed as discontinued operations; the following figures are based only upon the operations of the Company’s NWB Networks division continuing businesses in equipment distribution and resale for the following periods in 2007:

2007	Revenue NWB Networks (non-TELES)	Revenue TELES Products only	Gross Profit NWB Networks (non-TELES)	Gross Profit TELES Products only	Gross Profit Margin NWB Networks (non-TELES)	Gross Profit Margin TELES Products only

Q1	$1,127,874	$100,150	$89,100	$19,903	7.90%	19.87%
Q2	$833,349	$133,642	$45,743	$66,651	5.49%	49.87%
Q3	$1,018,220	$546,306	$42,650	$149,038	4.18%	27.28%
Q4	$557,059	$1,341,089	$(107,020)	$397,333	(19.21)%	29.63%

Year	$3,536,502	$2,121,187	$70,383	$632,925	1.99%	29.84%

The majority of our TELES product sales during 2007 have been of TELES’s mobile fixed wireless application gateways, marketed under the iGate and vGate brands. TELES mobile gateways provide a consolidated mobile, public switched telephone network (PSTN) and VoIP gateway solution to carriers and corporate network customers seeking to connect their private branch exchange (PBX) to mobile and VoIP services, and can be added to integrated services digital network (ISDN) and internet protocol (IP) environments for least cost routing and other advanced call routing and rerouting applications. While this has been a strong market for us in the third and fourth quarters of 2007, it is possible that market demand will slow in 2008, depending on whether VoIP networks in our key markets continue to expand using iGate and vGate technology.

Our exclusive distribution rights for TELES equipment are contingent upon reaching certain minimum purchase thresholds (meaning, the amount of TELES equipment we purchase from TELES). For the fifteen month period ending September 30, 2008, our purchase threshold is $1,000,000. For the six month period from July 1 to December 31, 2007, our TELES purchases (for inventory received from TELES) totaled $1,798,162.

Initially, our TELES sales orders outpaced TELES’s ability to supply certain products, particularly fixed wireless gateways, potentially constraining sales growth and negatively impacting customer relations and brand acceptance. However, in the fourth quarter TELES was able to increase production and enable us to fill a number of pending orders. We believe time-to-market is a critical component of success for technology product sales, both in terms of product deliver and product innovation. We remain confident in TELES’s ability to meet product demand and continue product innovation in key product lines, such as fixed wireless gateways and customer premise VoIP equipment. However, we do not control production of any of the products we distribute and sell.

All products purchased from TELES are per contract quoted in the base currency used by TELES, the Euro. New World Brands sells all goods to its customers in U.S. dollars. As a result, we have a certain exposure to currency risk to the extent the relative value of the U.S. dollar drops compared to the Euro. During 2007, the Euro has increased substantially relative to the U.S. dollar, and it appears likely that the Euro may increase further. Currently our exposure to dollar devaluation relative to the Euro is limited, because our purchase volume from TELES and other Euro-based manufacturers has been limited compared to our total revenue, because we do not maintain a substantial amount of Euro-based inventory, and because we have been able adjust product pricing and limit the time between Euro-based product purchase and dollar-based product sale. However, if we are successful in our efforts to increase TELES sales, and as we increase our Euro-based inventory, our exposure to currency risk will increase.

NWB Telecom division revenue, gross profit and gross profit margin.

Our wholesale VoIP services business, which formerly operated under the name “IP Gear Connect,” has been renamed “NWB Telecom.”

Revenue and cost of goods for the IP Gear Connect division (wholesale VoIP services) for the three month and twelve month periods ended December 31, 2006 and December 31, 2007 were as follows:

NWB Telecom	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007	Change
Revenue	$3,237,776	$3,365,108	3.93%
Gross Margin	1.88%	14.97%
Gross Profit	$60,982	$503,895	726.30%

NWB Telecom	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007	Change
Revenue	$11,230,284	$11,443,514	1.90%
Gross Margin	7.55%	13.92%
Gross Profit	$847,558	$1,593,242	87.98%

We completed the initial implementation of our upgraded switching equipment as of September 30, 2007, thereby expanding the potential volume of our wholesale telephony service offering, and our switching monitoring, support and service capacity in order to adequately support expanding service volume. During 2007, we have ramped-up sales and marketing efforts, and as illustrated below have managed to increase revenue during 2007 while maintaining gross margins. The comparative fourth quarter periods reflect unusually low gross margins in the fourth quarter of 2006.

The comparative periods’ increase in gross profit resulted primarily from our continued focus on higher margin niche markets and longer-term vendor relationships. Our increased selectivity in this area has also slowed revenue growth to some degree. The focus on niche markets increases our reliance on a limited number of small telecom carriers operating in foreign countries, whose service may be prone to interruption, and may only be replaced at substantially higher prices or lower quality. Our near-term plan for the NWB Telecom division is to continue to pursue higher gross margin VoIP termination routes from a more diversified group of vendors at a revenue growth rate we are able to maintain and finance. Our longer term plan includes expansion of our carrier and customer service capabilities, by building on the network infrastructure and expertise that we have developed by reselling termination routes.

During 2007, NWB Telecom has substantially expanded its purchases of foreign termination service from a particular affiliated group of vendors. The following table illustrates, for 2007, the revenue generated from resale of services purchased from these vendors, and the related gross profit, in comparison to the costs and associated revenue of all other NWB Telecom vendors, and all other Company vendors, during the period:

12 Months Ended December 31, 2007	Significant Vendor	All Other NWB Telecom Vendors	All Other Company-Wide (including all other NWB Telecom vendors)
Revenue (generated from resale of service purchased from vendor)	$4,067,559	$7,375,955	$13,033,644

Gross Profit (earned from resale of service purchased from vendor)	$1,075,824	$517,417	$1,220,726

Resale of termination routes purchased from the affiliated vendors represented 36.54% of revenue for the NWB Telecom division, 23.79% of the revenue for the entire Company, and generated 67.52% of the gross profit of the NWB Telecom division and 46.85% of the gross profit of the entire Company.

These vendors are under no enforceable obligation to sell us service of any kind, and we are under no obligation to buy, other than on a week-by-week basis, and we are at risk of losing some or all of the services supplied by this vendor with little or no notice. Furthermore, we can have no assurance that these vendors will continue to be able to offer services for sale at the gross margins currently earned. Loss of this significant vendor, or of the high-margin services we currently purchase, would result in an attendant loss of associated gross profits, without a corresponding immediate decrease in related sales, general and administrative costs, therefore negatively impacting our overall profitability in the near term.

The table below shows the portion of NWB Telecom divisional revenue, gross profit and gross profit margin, and NWB Telecom gross profit as a percentage of Company-wide gross profit, during 2007 on a quarterly and year end basis. We note that the following figures are based upon financial statements for the year ended December 31, 2007, showing our former subsidiary, IP Gear, Ltd. (an Israeli company) listed as discontinued operations:

2007	Revenue NWB Telecom	Gross Profit NWB Telecom	Gross Profit Margin NWB Telecom	NWB Telecom Gross Profit as % of Company- wide Gross Profit

Q1	$2,870,997	$461,535	16.08%	80.89%
Q2	$2,589,778	$309,911	11.97%	73.39%
Q3	$2,617,632	$317,900	12.14%	62.40%
Q4	$3,365,108	$503,896	14.97%	63.44%

Year	$11,443,514	$1,593,242	13.92%	69.38%

Summary: company-wide and divisional revenue, gross profit and gross profit margin, on a quarterly and year-end basis, for 2007.

It is the goal of management to present the Company’s financial performance in as comprehensive, accurate, and illustrative a manner as possible. To that end, management continually seeks to improve the presentation of results of the Company’s operations in this Item 6, “Management’s Discussion and Analysis or Plan of Operation.” The following tables duplicate information presented elsewhere in this Item 6, but we believe that the following presentation of that information may be helpful to shareholders and potential investors. As the Company continues to develop its internal controls and financial records keeping, we hope to be able to present this sort of consolidated and comprehensive information for current periods in comparison to prior periods. The following presentation is not intended to substitute for any other portion of this Item 6.

2007	Revenue Company Wide	Revenue NWB Telecom	% of Company-Wide Revenue	Revenue NWB Networks (non- TELES)	% of Company- Wide Revenue	Revenue TELES Products only	% of Company-Wide Revenue

Q1	$4,099,021	$2,870,997	70.04%	$1,127,874	27.52%	$100,150	2.44%
Q2	$3,556,768	$2,589,778	72.81%	$833,349	23.43%	$133,642	3.76%
Q3	$4,182,157	$2,617,632	62.59%	$1,018,220	24.35%	$546,306	13.06%
Q4	$5,263,257	$3,365,108	63.94%	$557,059	10.58%	$1,341,089	25.48%

Year	$17,101,203	$11,443,514	66.92%	$3,536,502	20.68%	$2,121,187	12.40%

2007	Gross Profit Company Wide	Gross Profit NWB Telecom	% of Company-WideGross Profit	Gross Profit NWB Networks (non- TELES)	% of Company-Wide Gross Profit	Gross Profit TELES Products only	% of Company-Wide Gross Profit

Q1	$570,550	$461,535	80.89%	$89,112	15.62%	$19,903	3.49%
Q2	$422,304	$309,911	73.39%	$45,742	10.83%	$66,651	15.78%
Q3	$509,455	$317,900	62.40%	$42,517	8.35%	$149,038	29.25%
Q4	$794,240	$503,896	63.44%	$(106,989)	(13.47)%	$397,333	50.03%

Year	$2,296,550	$1,593,242	69.38%	$70,383	3.06%	$632,925	27.56%

2007	Gross Profit Margin Company Wide	Gross Profit Margin NWB Telecom	Gross Profit Margin NWB Networks (non-TELES)	Gross Profit Margin (TELES only)

Q1	13.92%	16.08%	7.90%	19.87%
Q2	11.87%	11.97%	5.49%	49.87%
Q3	12.18%	12.14%	4.18%	27.28%
Q4	15.09%	14.97%	(19.21)%	29.63%

Year	13.43%	13.92%	1.99%	29.84%

Total Company expenses.

Total Company expenses (sales, marketing, general, and administrative) for the three and twelve month periods ended December 31, 2006 and 2007 were as follows:

	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007	Change
Total Expenses	$1,811,074	$1,269,545	(29.92)%

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007	Change
Total Expenses	$4,065,361	$4,214,422	3.66%

The substantial decrease in total expenses for the comparative three month period is due primarily to decreases in legal, accounting, and other professional fees, related to 2006 restructurings and debt and equity offerings, litigation, and accounting services. However, total expenses increased slightly for the twelve month period ending December 31, 2007 as compared to that ending December 31, 2006, reflecting: (i) higher legal, accounting, and professional fees during the nine month period ending September 30, 2007, as compared to the nine month period ending September 30, 2006; (ii) increased sales and marketing costs (including sales staff) during the twelve month period ending December 31, 2007, as compared to the twelve month period ending December 31, 2006; and (iii) migration during the third and fourth quarters of 2007 of the Company’s core telecom service switching and routing operations to an outsource provider, utilizing the outsource provider’s equipment rather than our own, resulting in an increase in related expenses and a decrease in related capitalized expenditures. We note that the above figures are based upon financial statements for the periods ended December 31, 2007 and 2006, showing our former subsidiary, IP Gear, Ltd. (an Israeli company), listed as discontinued operations; the above figures are based only upon the operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service.

Interest.

Continuing Operations Only	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007
Interest	$32,073	$19,859

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007
Interest	$178,967	$129,346

The change over both periods is due primarily to fluctuations in the principal amount of the P&S Term Loan and the BoA Loan, and differences in interest rates between the two loans. (The P&S Term Loan has been a smaller principal amount at a lower interest rate than the BoA Loan.)

Amortization and depreciation.

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007	Change
Continuing Operations Only	$296,110	$416,441	40.64%

Amortization and depreciation for the Company for continuing operations increased in 2007 due to increased depreciation reflecting increased capital investment during prior periods in switching, routing, and tracking equipment and technology utilized in relation to our NWB Telecom VoIP service business. Our U.S.-based operations have a very limited amount invested in software technology, and as a result, our current amortization is negligible and not expected to increase in the near term.

Net loss.

The above factors contributed to a net loss for the Company for both the three and nine month periods ended December 31, 2007. As a result of the sale of our IP Gear, Ltd. subsidiary to TELES, we are required to restate financials on a pro forma basis for years 2007 and 2006, showing our former subsidiary, IP Gear, Ltd., listed as discontinued operations, and separately reporting the results of operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service. However, we believe that for a better understanding of the impact of the IP Gear, Ltd. sale on our net losses, it is important to also consider the Company’s net losses reported to include the losses generated by discontinued operations (meaning, including losses from IP Gear, Ltd.) in net losses generated by continuing operations. The Company’s net losses for the three and twelve month periods ended December 31, 2007 and 2006, shown both excluding and including discontinued operations, are as follows:

	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007
Net Loss From Continuing Operations Only	$(1,073,525)	$(581,883)

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007
Net Loss From Continuing Operations Only	$(2,278,660)	$(2,758,497)

	3 Months Ended December 31, 2006	3 Months Ended December 31, 2007
Net Loss From Continuing and Discontinued Operations	$(2,163,109)	$(910,157)

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2007
Net Loss From Continuing and Discontinued Operations	$(5,425,674)	$(6,703,186)

The difference between net loss from continuing operations only, as compared to the net loss for continuing and discontinued (meaning, IP Gear, Ltd.), illustrates the impact of the Company’s former subsidiary, IP Gear, Ltd., on the Company’s financial performance.

Following is a summary of total company expenses, interest, amortization and depreciation, and resultant net profit/loss, allocated among our two operating divisions, NWB Telecom and NWB Networks, and showing NWB Networks results for non-TELES products and TELES products only. We note that the following figures are based upon financial statements for the periods ended December 31, 2007 and 2006, showing our former subsidiary, IP Gear, Ltd. (an Israeli company), listed as discontinued operations.

2006 Continuing Operations(1)	Company- Wide	Corporate Expenses		NWB Telecom	NWB Networks (non- TELES)	NWB Networks (TELES only)

Gross Profit	$1,837,350	N/A		$847,558	$989,792	$0

SG&A Expense(2)	$(4,138,286)	$(1,664,031	) (3)	$(1,451,158)	$(1,023,097)	$0

Interest	$(178,967)	$(175,229)		$(3,697)	$(40)	$0
Depreciation/Amortization	$(296,110)	$(125,198)		$(136,736)	$(34,175)	$0
Other Income (Expense)	$24,448	$87,406		$0	$(62,958)	$0

2006 Net Profit (Loss) from Continuing Operations Only	$(2,751,565)	$(1,877,052)		$(744,034)	$(130,478)	$0

2006 Continuing and Discontinued Operations(1)

Profit (Loss) on Write Down of Discontinued Operations	$(3,147,014)
Gain (Loss) on Disposition of Discontinued Operations	$0
Tax Provision	$472,905

2006 Net Profit (Loss) from Continuing and Discontinued Operations	$(5,425,674)

2007 Continuing Operations	Company- Wide	Corporate Expenses		NWB Telecom	NWB Networks (non- TELES)	NWB Networks (TELES only)

Gross Profit	$2,296,550	$0		$1,593,242	$70,383	$632,925

SG&A Expense(2)	$(4,214,422)	$(1,942,020	) (3)	$(1,259,716)	$(620,720)	$(391,966)

Interest	$(129,346)	$(119,347)		$(9,409)	$(456)	$(134)
Depreciation/Amortization	$(416,441)	$(177,504)		$(236,519)	$(2,344)	$(73)
Other Income (Expense)	$109,157	94,291		$21,247	$(6,381)	$0

2007 Net Profit (Loss) from Continuing Operations Only	$(2,354,502)	$(2,144,280)		$108,845	$(559,518)	$240,752

2007 Continuing and Discontinued Operations

Profit (Loss) on write down of discontinued operations	$(3,949,395)
Gain (Loss) on disposition of discontinued operations	$4,706
Tax Provision	$(403,995)

2007 Net Profit (Loss) from Continuing and Discontinued Operations	$(6,703,186)

(1)
2006 is presented in a manner consistent with 2007 for comparison purposes, showing the operations of our former subsidiary, IP Gear, Ltd., as discontinued, even though the subsidiary’s operations were not discontinued until 2007.

(2)	Includes management’s determination of sales, general, and administrative expenses directly allocable to each division or line of business.

(3)
Includes indirectly allocable expenses, which include, for example, legal, and accounting fees, costs of SEC compliance, costs of leasing and operating our facilities in Eugene, Oregon, and certain executive-level management costs.

Liquidity and Capital Resources

The Company’s year-end cash balance and ratio of current assets to current liabilities for the twelve month periods ending December 31, 2007 and 2006 are indicated below:

	2007	2006

Cash	$2,038,635	$3,396,617
Current Assets	$4,562,198	$7,511,470
Current Liabilities	$2,274,814	$3,702,112
Current Ratio (current assets to current liabilities)	2.17:1	2.03:1
Quick Ratio (cash to current liabilities)	0.90:1	0.92:1

The Company’s cash utilization rates (meaning, amount of cash used in operations) for both Continuing Operations and Discontinued Operations for the twelve months ended December 31, 2007 and 2006 were, respectively, $6,220,155 and $5,425,674. However, the Company’s cash utilization rate for Continuing Operations only for the twelve months ending December 31, 2007 was $2,242,296. Because no Discontinued Operations will occur in fiscal year 2008, as a result of the sale of our IP Gear, Ltd. subsidiary, we believe that our cash utilization rate for Continuing Operations is the relevant starting point for anticipating cash utilization rates in fiscal year 2008.

Our capital raised from loan financing remained unchanged in 2007, at $1,000,000. As a result of the partial loan repayment relating to the TELES Loan transaction in March, 2008, our loan financing proceeds have decreased in 2008 as of the date of this filing by $500,000. Capital raised from equity financing totaled $1,000,000 in 2007 as compared to over $6,000,000 in 2006. We currently have available to us $500,000 in additional debt financing from the P&S Credit Line, and, contingent upon completion of the merger of Qualmax with and into the Company (among other contingencies), $1,000,000 in additional debt financing from the TELES Loan.

Capital expenditures.

The Company’s primary investment in capital had been focused on funding the R&D efforts of our IP Gear, Ltd. subsidiary. In the first six months of 2007, the Company made investments in this subsidiary, until it was sold on July 1, 2007. These capital expenditures are referred to as “Discontinued Operations” in our current financial statements. Capital expenditures by the Company for equipment providing the infrastructure of our telecom services division, NWB Telecom are referred to as “Continuing Operations” in our current financial statements. Capital expenditures of Continuing Operations for 2006 and 2007 also include certain expenditures associated with equity-based financing activities. The following chart provides a comparative representation of the capital expenditures for Continuing Operations and Discontinued Operations during 2007 and 2006:

	2007	2006

Capital Expenditures, Continuing Operations	$284,044	$648,074

Capital Expenditures, Discontinued Operations	$748,858	$5,972,978

Depreciation and Amortization, Continuing Operations	$406,152	$296,110

Depreciation and Amortization, Discontinued Operations	$1,157,308	$1,868,492

Reasons for reduced capital expenditures in 2007 as compared with 2006 primarily include the following:

•	As a result of the sale of our IP Gear, Ltd. subsidiary, the Company engaged in no meaningful research and development activities during the third and fourth quarters of 2007; and

•	The Company had no equity-based financing activities during the third and fourth quarters of 2007.

The reduction in capital expenditures for Continuing Operations also reflects a larger investment during 2006 in telecommunications equipment used to operate our NWB Telecom division. In the beginning of the third quarter of 2007, we began the process of migrating our core telecom service switching and routing operations to an outsource service provider, utilizing the service provider’s equipment rather than purchasing our own. As a result, our costs related to the service provider are treated as a current expense, while the costs related to investment in our in-house switching and routing equipment have been largely capitalized.

Future capital needs.

We believe that as a result of the sale of IP Gear, Ltd., our negative cash flow and operating losses should decrease substantially over the course of the fiscal year, and we believe the Company is now better positioned to achieve positive cash flow. As a result, management expects that in 2008 it will be able to focus its efforts on restructuring operations and cultivating high margin sales opportunities, rather than on raising capital and restructuring to fund or reduce operational losses.

Current capital expenditures are primarily related to investments made in the switching equipment used to operate the NWB Telecom division. We may also increase capital expenditures in relation to expansion of our customer and vendor support and training services provided in relation to sales and distribution of TELES products. However, the Company’s ability to pursue its current business plan without seeking additional debt- or equity-based capital is entirely dependent on management’s ability to increase revenues at current or higher gross margins, while decreasing overall Company costs relative to gross profits, and there can be no assurance that current market conditions will continue or that management will achieve its goals. In addition, management may recommend seeking additional debt- or equity-based capital to grow or maintain current operations, including without limitation additional build-out of our VoIP services network and infrastructure, or to pursue new lines of business or ventures, if market conditions appear to support additional investment.

Technology

As of December 31, 2006, our balance sheet reflected a value for our IP Gear, Ltd. subsidiary’s proprietary Claro technology.  As discussed in “Note B—Sale of Discontinued Operations—IP Gear, Ltd.” to the Company’s financial statements appearing in Item 7 of this Form 10-KSB), as a result of the sale of our IP Gear, Ltd. subsidiary, as of June 30, 2007, we began accounting for this asset as sold.

Since selling our IP Gear, Ltd. subsidiary, we have focused our investment in technology on our NWB Telecom VoIP service business, through the purchase or lease of switching and routing equipment, and the expansion of our technical staff and support contractors. We expect to continue to invest in the expansion of our NWB Telecom business, including potentially the implementation of new or enhanced billing and tracking software, and additional technical support and service staff. In addition, we expect to expand the customer support services offered by our NWB Networks division, by investing in additional staff and equipment. However, at this time, our investment in technology does not include the development of significant proprietary intellectual property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION FOR QUARTERS ENDED JUNE 30, 2008 AND MARCH 31, 2008

Management Changes

Noah Kamrat, formerly our President and Chief Operations Officer, resigned from those positions effective January 24, 2008, in order to assume the position of Chief Technology Officer. M. David Kamrat, who also serves as Chief Executive Officer and a director, assumed the duties of President, and Shehryar Wahid, who also serves as Chief Financial Officer, Secretary, Treasurer, and a director, assumed the duties of Chief Operations Officer. These changes to key management positions are intended to address a potential void in our management team resulting from the sale of our IP Gear, Ltd. subsidiary. Upon the sale of our IP Gear, Ltd. subsidiary, we divested ourselves of our R&D and manufacturing business, and as a result lost the core of our in-house technology expertise in the VoIP industry, particularly with respect to new products and emerging trends in VOID network equipment and its deployment. Noah Kamrat is particularly well suited to assuming the role of Chief Technology Officer due to his depth and breadth of experience selling and operating VoIP service networks, and selling, developing, and deploying VoIP technology equipment. We believe that, in the role of Chief Technology Officer, Mr. Kamrat will be able to better position the Company to take advantage of emerging product and service trends, and enable the Company to work closely with TELES to identify and serve emerging markets and uses for TELES and IP Gear, Ltd. products.

Results of Operations

Company-wide revenue and gross profit.

Company-wide (referring to the Company’s two principal lines of business, on a consolidated basis) revenue, gross profit and gross profit margin for the three and six month periods ended June 30, 2008 and 2007, were as follows:

Revenue
Company-Wide
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$4,099,021	$5,080,949	23.96%
June 30	$3,556,769	6,603,386	85.66%
September 30	$4,182,157	n/a	n/a
December 31	$5,263,257	n/a	n/a
Year-to-Date June 30	$7,655,790	$11,684,335	52.62%

Gross Profit
Company-Wide
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$570,550	$704,391	23.46%
June 30	$422,310	1,324,944	213.74%
September 30	$509,455	n/a	n/a
December 31	$794,240	n/a	n/a
Year-to-Date June 30	$992,860	$2,029,335	104.39%

Gross Profit Margin
Company-Wide
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	13.92%	13.86%	-0.43%
June 30	11.87%	20.06%	69.00%
September 30	12.18%	n/a	n/a
December 31	15.09%	n/a	n/a
Year-to-Date June 30	12.97%	17.37%	33.92%

Company-wide revenue and gross profit reflect the results of the Company’s initiatives in both equipment and service divisions to improve gross margins and quality of accounts receivable, and to reduce slow moving inventory. As illustrated in more detail below, the revenue and gross margin increase reflects continued revenue and gross margin growth of TELES sales in our NWB Networks division, and a short-term recovery from recent supply interruptions in certain niche VoIP service termination routes in our NWB Telecom division.

We note that the following percentages are based upon pro forma restated unaudited financial statements for the three and six month periods ended June 30, 2007 and 2008, showing our former subsidiary, IP Gear, Ltd. (an Israeli company) listed as discontinued operations; furthermore, the following percentages are based only upon the operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service:

	NWB Networks		NWB Telecom
	as Portion of Company-Wide		as Portion of Company-Wide
Revenue	Revenue		Revenue
for 3 Months Ending and
Year-to-Date	2007	2008	2007	2008

March 31	29.96%	40.20%	70.04%	59.80%
June 30	27.19%	40.19%	72.81%	59.81%
September 30	37.41%	n/a	62.59%	n/a
December 31	36.06%	n/a	63.94%	n/a
Year-to-Date June 30	28.67%	40.19%	71.33%	59.81%

	NWB Networks		NWB Telecom
	as Portion of Company-Wide		as Portion of Company-Wide
Gross Profit	Gross Profit		Gross Profit
for 3 Months Ending and
Year-to-Date	2007	2008	2007	2008

March 31	19.11%	53.12%	80.89%	46.88%
June 30	26.61%	57.18%	73.39%	42.82%
September 30	37.60%	n/a	62.40%	n/a
December 31	36.56%	n/a	63.44%	n/a
Year-to-Date June 30	22.30%	55.77%	77.70%	44.23%

The discussion below of gross profit on a per-business line or divisional basis provides additional information regarding each line’s performance.

Sale of IP Gear, Ltd. subsidiary.

As described above in “Recent Developments—Sale of IP Gear, Ltd. Subsidiary,” effective July 1, 2007, the Company sold its IP Gear, Ltd. subsidiary to TELES, a VoIP equipment developer and manufacturer based in Berlin, Germany.

In mid-2007 we determined that IP Gear, Ltd.’s losses through the second quarter of 2007 reflected a long-term trend in declining VoIP technology prices, and that maintaining a research and development and manufacturing business and regaining profitability would require a lengthy and sustained cost-cutting effort and substantial interim financing. We did not know how long that process would take or whether we would ultimately be able to adequately adjust our costs in relation to our competitors. Further, during the entire period of our ownership of IP Gear, Ltd., even during periods of higher gross margin, IP Gear, Ltd. experienced substantial operating losses and negative cash flow. Our ability to secure sources of funding for IP Gear, Ltd.’s operating losses was tenuous, and we were not able to identify a source of adequate additional capital on acceptable terms, in the form of equity or debt, within the time needed for operations. Faced with a rapidly deteriorating cash position, and limited prospects for securing necessary capital on acceptable terms within the necessary timeframe, we determined that the Company’s interests would be best served by a sale of our IP Gear, Ltd. subsidiary.

The sale of IP Gear, Ltd. to TELES also provides the Company an opportunity for growth and restructuring beyond the sale itself, in the form of the Partner Contract granting the Company exclusive rights (subject to certain limitations) to distribute both TELES and IP Gear, Ltd. products in North America. We recognize that by selling IP Gear, Ltd., we have given up the opportunity to build upon a potentially valuable technology asset. However, we believe that the short-term cash flow and operational benefit to the Company, and the potential long-term value represented by our new Partner Contract with TELES, make the transaction favorable to the Company.

NWB Networks division revenue and gross profit.

Our VoIP and other telephony product distribution and resale business, which formerly operated under the name “IP Gear,” has been renamed “NWB Networks.” NWB Networks focuses on the distribution, resale and support of TELES and IP Gear, Ltd. products, and, on a more limited basis, continues to act as a niche reseller of certain additional manufacturers’ products.

Revenue, gross profit and gross profit margin for the NWB Networks division for the three and six month periods ended June 30, 2007 and 2008 were as follows:

Revenue
NWB Networks
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$1,228,024	$2,042,400	66.32%
June 30	$966,991	2,653,742	174.43%
September 30	$1,564,526	n/a	n/a
December 31	$1,898,148	n/a	n/a
Year-to-Date June 30	$2,195,015	$4,696,142	113.95%

Gross Profit
NWB Networks
for 3 Months Ending and Year-to-Date	2007	2008		Change

March 31	$109,015		$374,174	243.27%
June 30	$112,393		$757,605	574.04%
September 30	$191,555	$	n/a	n/a
December 31	$290,313	$	n/a	n/a
Year-to-Date June 30	$221,408		$1,131,779	411.19%

Gross Profit Margin
NWB Networks
for 3 Months Ending and Year-to-Date	2007	2008		Change

March 31	8.88%		18.32%	106.31%
June 30	11.62%		28.55%	145.70%
September 30	12.25%		n/a	n/a
December 31	15.29%		n/a	n/a
Year-to-Date June 30	10.09%		24.10%	138.85%

Revenues of our legacy VoIP equipment resale business (VoIP access servers and related equipment, other than TELES and IP Gear, Ltd. products) continued to reflect a declining market for these products at acceptable gross margins. As illustrated below, our legacy equipment business experienced a 33.7% decline in the first quarter of 2008 compared to the first quarter of 2007, and continued to decline in the second quarter of 2008, reflecting declining prices in the market for legacy and refurbished products, a continued effort to reduce or eliminate slow moving legacy inventory, and the Company’s decision to focus more of its resources on the TELES equipment line. Gross profits in our legacy equipment business also substantially decreased in the first quarter of 2008 as compared to the first quarter of 2007. While gross profits continue to remain low, they have increased over recent quarters reflecting recent efforts to eliminate slow-moving inventory.

We believe that our margins are not likely to materially improve in our non-TELES product lines in the near term. Our search for higher margin product lines has resulted in our exclusive distributor status in relation to TELES and IP Gear, Ltd. products.

We believe that the consummation of the Partner Contract with TELES will play a key role in our initiative to improve revenues and margins in our NWB Networks division. In particular, by acquiring IP Gear, Ltd., TELES now offers a more comprehensive product line, and TELES products greatly expand the scope of IP Gear, Ltd.’s product line. Our relationship with TELES as an exclusive distributor in North America (and a non-exclusive distributor elsewhere) provides an opportunity for the Company to sell these products at attractive margins, and to build a support and service network for end-users and VARs. In light of the Partner Contract, we plan to focus sales and distribution growth on North American sales of TELES and IP Gear, Ltd. products and certain other complementary products, for as long as we maintain our distributor relationship with TELES, and to continue to pursue other product sales opportunities on a more opportunistic basis, particularly where complementary to sales of our core TELES and IP Gear, Ltd. product line. We are currently pursuing a sales and marketing campaign in concert with TELES, under the name “TELES USA,” with activity in the United States, Canada and Mexico, to increase recognition of the TELES brand in key industry segments.

The table below shows the portion of NWB Networks divisional revenue, gross profit and gross profit margin attributable to sales of TELES and IP Gear products, in comparison to sales of all other products in the NWB Networks division, during 2007 and 2008 year-to-date on a quarterly and year end basis. We note that the following figures are based upon financial statements showing our former subsidiary, IP Gear, Ltd. (an Israeli company) listed as discontinued operations; the following figures are based only upon the operations of the Company’s NWB Networks division continuing businesses in equipment distribution and resale for the following periods in 2007 and 2008:

	2007 NWB Networks Revenue		2007 NWB Networks Revenue			2008 NWB Networks Revenue		2008 NWB Networks Revenue

	non- TELES	TELES only	non- TELES	TELES only		non- TELES	TELES only	non- TELES	TELES only

Q1	$1,127,874	$100,150	91.84%	8.16%	Q1	$748,150	$1,294,250	36.63%	63.37%
Q2	$833,349	$133,642	86.18%	13.82%	Q2	$340,896	$2,312,847	12.85%	87.15%
Q3	$1,018,220	$546,306	65.08%	34.92%	Q3	n/a	n/a	n/a	n/a
Q4	$557,059	$1,341,089	29.35%	70.65%	Q4	n/a	n/a	n/a	n/a

2007	$3,536,502	$2,121,187	62.51%	37.49%	2008	$1,089,046	$3,607,097	23.19%	76.81%

	2007 NWB Networks Gross Profit		2007 NWB Networks Gross Profit Margin			2008 NWB Networks Gross Profit		2008 NWB Networks Gross Profit Margin

	non- TELES	TELES only	non- TELES	TELES only		non- TELES	TELES only	non- TELES	TELES only

Q1	$89,112	$19,903	7.90%	19.87%	Q1	$15,342	$358,832	2.05%	27.73%
Q2	$45,742	$66,651	5.49%	49.87%	Q2	$26,962	$730,643	7.91%	31.59%
Q3	$42,517	$149,038	4.18%	27.28%	Q3	n/a	n/a	n/a	n/a
Q4	$(106,989)	$397,333	(19.21)%	29.63%	Q4	n/a	n/a	n/a	n/a

2007	$70,382	$632,925	1.99%	29.84%	2008	$42,304	$1,089,475	3.88%	30.20%

The majority of our TELES product sales since the sale of out IP Gear, Ltd. subsidiary have been of TELES’s mobile fixed wireless application gateways, marketed under the iGate and vGate product lines. TELES mobile gateways provide a consolidated mobile, public switched telephone network (PSTN) and VoIP gateway solution to carriers and corporate network customers seeking to connect their private branch exchange (PBX) to mobile and VoIP services, and can be added to integrated services digital network (ISDN) and internet protocol (IP) environments for least cost routing and other advanced call routing and rerouting applications. While this has remained a strong market for us in the first quarter of 2008, it is possible that market demand will slow in the near future, depending on whether VoIP networks in our key markets continue to expand using iGate and vGate technology.

Our exclusive distribution rights for TELES equipment are contingent upon reaching certain minimum purchase thresholds (meaning, the amount of TELES equipment we purchase from TELES). For the fifteen month period ending September 30, 2008, the purchase threshold was $1,000,000. For the nine month period from July 1, 2007 to March 31, 2008, our TELES purchases (for inventory received from TELES) totaled approximately $3,282,384. For the twelve month period from July 1, 2007 to June 30, 2008, our TELES purchases (for inventory received from TELES) totaled approximately $4.8 million.

Initially, our TELES sales orders outpaced TELES’s ability to supply certain products, particularly fixed wireless gateways, potentially constraining sales growth and negatively impacting customer relations and brand acceptance. However, towards the end of the first quarter of 2008 TELES was able to increase production and enable us to fill a number of pending orders, and we did not experience material supply delay on shortages in the second quarter. We believe time-to-market is a critical component of success for technology product sales, both in terms of product delivery and product innovation. We remain confident in TELES’s ability to meet current product demand and continue product innovation in key product lines, such as fixed wireless gateways and customer premise VoIP equipment. However, we do not control production of any of the products we distribute and sell.

All products purchased from TELES are per contract quoted in the base currency used by TELES, the Euro. NWB Networks sells all goods to its customers in U.S. dollars. As a result, we have a certain exposure to currency risk to the extent the relative value of the U.S. dollar drops compared to the Euro. For more than the past year, the Euro has increased substantially relative to the U.S. dollar, and it appears likely that the Euro may increase further. Currently our exposure to dollar devaluation relative to the Euro is limited, but as our purchase volume from TELES and other Euro-based manufacturers increases relative to our total revenue, and as the amount of our Euro-based inventory on hand increases, our exposure to currency risk will increase.

NWB Telecom division revenue, gross profit and gross profit margin.

Our wholesale VoIP services business, which formerly operated under the name “IP Gear Connect,” has been renamed “NWB Telecom.”

Revenue and cost of goods for the IP Gear Connect division (wholesale VoIP services) for the three and six month periods ended June 30, 2007 and 2008 were as follows:

Revenue
NWB Telecom
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$2,870,997	$3,038,548	5.84%
June 30	$2,589,778	3,949,644	52.51%
September 30	$2,617,632	n/a	n/a
December 31	$3,365,108	n/a	n/a
Year-to-Date June 30	$5,460,775	$6,988,192	27.97%

Gross Profit
NWB Telecom
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$461,535	$330,216	-28.45%
June 30	$309,911	567,339	83.07%
September 30	$317,900	n/a	n/a
December 31	$503,896	n/a	n/a
Year-to-Date June 30	$771,446	$897,555	16.35%

Gross Profit Margin
NWB Telecom
for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	16.08%	10.87%	-32.40%
June 30	11.97%	14.36%	19.97%
September 30	12.14%	n/a	n/a
December 31	14.97%	n/a	n/a
Year-to-Date June 30	14.13%	12.84%	-9.13%

The comparative periods’ increase in gross profit resulted primarily from higher revenues and a short-term recovery from the loss of one of our key suppliers in the first quarter. We remain focused on higher margin niche markets and longer-term vendor relationships, and our increased selectivity has slowed growth to some degree. The focus on niche markets increases our reliance on a limited number of small telecom carriers operating in foreign countries, whose service may be prone to interruption, and may only be replaced at substantially higher prices or lower quality. Our near-term plan for the NWB Telecom division is to continue to pursue higher gross margin VoIP termination routes from a more diversified group of vendors at a revenue growth rate we are able to maintain and finance. Our longer term plan includes expansion of our carrier and customer service capabilities, by building on the network infrastructure and expertise that we have developed by reselling termination routes.

During the three month periods ended June 30, 2008, NWB Telecom continued to rely upon a concentration of foreign termination service from two vendors (and their affiliates). The following table illustrates, for the three month periods ended June 30, 2008 and March 31, 2008, the revenue generated from resale of service purchased from these two vendors, and the related cost, in comparison to the costs and associated revenue of all other NWB Telecom vendors during the period:

3 Months Ended
June 30, 2008	Two Significant Vendors
Revenue (generated from resale of service purchased from vendors)	$3,092,883
Gross Profit (earned from resale of service purchased from vendors)	$412,158
Revenue as Portion of NWB Telecom Division Revenue	78.31%
Revenue as Portion of Company-Wide Revenue	46.84%
Gross Profit as Portion of NWB Telecom Division Profit	72.65%
Gross Profit as Portion of Company-Wide Profit	20.31%

3 Months Ended March 31, 2008	Two Significant Vendors
Revenue (generated from resale of service purchased from vendors)	$2,410,899
Gross Profit (earned from resale of service purchased from vendors)	$201,231
Revenue as Portion of NWB Telecom Division Revenue	79.34%
Revenue as Portion of Company-Wide Revenue	47.45%
Gross Profit as Portion of NWB Telecom Division Revenue	60.94%
Gross Profit as Portion of Company-Wide Revenue	28.57%

We remain at risk of interruption of supply of certain high-margin termination routes from one of the two significant vendors, potentially negatively impacting revenue and gross profits for the NWB Telecom division. We can identify the risk of supply interruptions from these and other vendors, and we believe it is likely that supply interruptions will recur, but we are not able to forecast such interruptions with any degree of certainty. To mitigate this risk we continue to seek to increase the number and diversity of vendors, but also to continue to improve the quality and stability of supply. However, our revenues and gross profits remain subject to risk of supply fluctuations, and under current circumstances we are unable to predict the timing or severity of such fluctuations.

These vendors are under no enforceable obligation to sell us service of any kind, and we are under no obligation to buy, other than on a daily or weekly basis. Furthermore, we can have no assurance that these vendors will continue to be able to offer services for sale at the gross margins currently earned. Loss of this significant vendor, or of the high-margin services we currently purchase, would result in an attendant loss of associated gross profits, without a corresponding immediate decrease in related sales, general and administrative costs, therefore negatively impacting our overall profitability in the near term.

We also experienced a customer concentration during the three months ending June 30, 2008. The following table illustrates, for the three month period ended June 30, 2008, the revenue generated from sales of NWB Telecom services purchased by our largest customer, and the related gross profit, in comparison to the gross profit and associated revenue of all other NWB Telecom customers during the period:

3 Months Ended
June 30, 2008	Significant Customer

Revenue (generated from resale of service to customer)	$1,545,072
Revenue as Portion of NWB Telecom Division Revenue	39.12%
Revenue as Portion of Company-Wide Revenue	22.10%

This customer is under no enforceable obligation to continue to purchase services from us in any particular quality or quantity, and we are under no obligation to sell, other than on a daily or weekly basis. The market for the type of service we provide to this customer is extremely price-competitive, and we can have no assurance that if we are able to continue to provide services to this customer, we will continue to earn our current level of gross profits. Loss of this significant customer would result in an attendant loss of associated gross profits, without a corresponding immediate decrease in related sales, general and administrative costs, therefore negatively impacting our overall profitability in the near term.

Summary: company-wide and divisional revenue, gross profit and gross profit margin, on a quarterly and year-end basis, for 2008 year to date.

The following tables duplicate information presented elsewhere in this Item 2, but we believe that the following presentation of that information in a summary format may be helpful to shareholders and potential investors. Reference is made to similar tables showing quarterly and year end results of operations for the year ending December 31, 2007, in the Company’s Form 10-KSB/A filed with the SEC on May 13, 2008, under Item 6, “Management’s Discussion and Analysis or Plan of Operation — Summary: company-wide and divisional revenue, gross profit and gross profit margin, on a quarterly and year-end basis, for 2007.” The following presentation is not intended to substitute for any other portion of this Item 2.

				Revenue		Revenue
			% of	NWB	% of	NWB	% of
	Revenue	Revenue	Company-	Networks	Company-	Networks	Company-
	Company	NWB	Wide	(non-	Wide	(TELES	Wide
2008	Wide	Telecom	Revenue	TELES)	Revenue	only)	Revenue

Q1	$5,080,949	$3,038,548	59.80%	$748,150	14.72%	$1,294,250	25.47%
Q2	6,603,386	3,949,644	59.81%	340,896	5.16%	2,312,847	35.03%
Q3	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Q4	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Year	$11,684,335	$6,988,192	59.81%	$1,089,046	9.32%	$3,607,097	30.87%

			% of	Gross	% of	Gross	% of
	Gross	Gross	Company-	Profit NWB	Company-	Profit NWB	Company-
	Profit	Profit	Wide	Networks	Wide	Networks	Wide
	Company	NWB	Gross	(non-	Gross	(TELES	Gross
2008	Wide	Telecom	Profit	TELES)	Profit	only)	Profit

Q1	$704,390	$330,216	46.88%	$15,342	2.18%	$358,832	50.94%
Q2	1,324,944	567,339	42.82%	26,962	2.03%	730,643	55.15%
Q3	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Q4	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Year	$2,029,334	$897,555	44.23%	$42,304	2.08%	$1,089,475	53.69%

			Gross Profit Margin
	Gross Profit Margin	Gross Profit Margin	NWB Networks	Gross Profit Margin
2008	Company Wide	NWB Telecom	(non-TELES)	(TELES only)

Q1	13.86%	10.87%	2.05%	27.73%
Q2	20.06%	14.36%	7.91%	31.59%
Q3	n/a	n/a	n/a	n/a
Q4	n/a	n/a	n/a	n/a
Year	17.37%	12.84%	3.88%	30.20%

Total Company expenses.

Total Company expenses (sales, marketing, general and administrative) for the following periods ended June 30, 2007 and 2008 were as follows:

Total Company Expenses for 3 Months Ending and Year-to-Date Continuing Operations Only	2007	2008	Change

March 31	$1,129,526	$1,550,777	37.29%
June 30	1,095,310	1,529,051	39.60%
Year to Date June 30	$2,224,836	$3,079,829	38.43%

The substantial increase in total expenses for the comparative three month periods is due primarily to increases in bad debt write-offs, trade show and travel, legal and litigation, increased payroll and accounting services. We note that the above figures are based upon financial statements for the periods ended June 30, 2008 and 2007, segregating the 2007 figures for our former subsidiary, IP Gear, Ltd. (an Israeli company), as discontinued operations; the above figures are based only upon the operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service.

Interest.

Interest (Company wide) for 3 Months Ending and Year-to-Date Continuing Operations Only	2007	2008	Change

March 31	$51,082	$17,515	-65.71%
June 30	32,026	18,130	-43.39%
Year to Date June 30	$83,108	$35,645	-57.11%

The change over both periods is due primarily to fluctuations in the principal amount of the P&S Term Loan, the P&S Credit Line and the BoA Loan, and differences in interest rates between the loans. (The P&S Term Loan and the P&S Credit Line have been smaller principal amounts at a lower interest rate than the BoA Loan.)

Amortization and depreciation.

Amortization and Depreciation (Company wide) for 3 Months Ending and Year-to-Date Continuing Operations Only	2007	2008	Change

March 31	$108,547	$116,280	7.12%
June 30	107,613	142,165	32.11%
Year to Date June 30	$216,160	$258,445	19.56%

Amortization and depreciation for the Company for continuing operations increased in the second quarter of 2008 as a reflection of the steadily increasing capital investment of the company in switching, routing, and tracking equipment and technology utilized in relation to our NWB Telecom VoIP service business. Our U.S.-based operations have had a very limited amount invested in software technology, and as a result, our current amortization is negligible and not expected to increase in the near term.

Net loss.

The above factors contributed to a net loss for the Company for the three and six month periods ended June 30, 2008. As a result of the sale of our IP Gear, Ltd. subsidiary to TELES, we are required to restate financials on a pro forma basis for 2007, showing our former subsidiary, IP Gear, Ltd., listed as discontinued operations, and separately reporting the results of operations of the Company’s continuing businesses in equipment distribution and resale, and telephony service. However, we believe that for a better understanding of the impact of the IP Gear, Ltd. sale on our net losses, it is important to also consider the Company’s net losses reported to include the losses generated by discontinued operations (meaning, including losses from IP Gear, Ltd.) in net losses generated by continuing operations. The Company’s net losses for the periods ended 2008 and 2007, shown both excluding and including discontinued operations, are as follows:

Continuing Operations Only Net Loss (Company wide) for 3 Months Ending and Year-to-Date	2007	2008	Change

March 31	$(530,517)	$(833,121)	-57.04%
June 30	(661,079)	(141,900)	78.54%
Year to Date	$(1,191,596)	$(975,020)	18.18%

Continuing and Discontinued Operations Net Loss (Company wide) for 3 Months Ending and Year-to-Date
March 31	$(1,049,217)	$(833,121)	20.60%
June 30	(4,012,738)	(141,900)	96.46%
Year to Date	$(5,061,955)	$(975,020)	80.74%

The difference between net loss from continuing operations only, as compared to the net loss for continuing and discontinued (meaning, IP Gear, Ltd.), illustrates the impact of the Company’s former subsidiary, IP Gear, Ltd., on the Company’s financial performance. The impact on net loss resulting from the sale of IP Gear, Ltd., is also illustrated, in part, above in “Part I. Financial Information—Item 1. Financial Statements—Note G—Discontinued Operations.”

Following is a summary of total company expenses, interest, amortization and depreciation, other income/expense, and resultant net profit/loss, allocated among our two operating divisions, NWB Telecom and NWB Networks, and showing NWB Networks results for the six month period ending June 30, 2008:

	Company-			NWB	NWB
Jan 1 - June 30, 2008	Wide	Corporate		Telecom	Networks

Gross Profit	$2,029,335	n/a		$897,556	$1,131,780
SG&A Expense(1)	$(3,079,828)	$(1,457,042	)(2)	$(975,625)	$(647,161)
Interest	$(35,645)	$(28,078)		$(7,541)	$(26)
Depreciation/Amortization	$(258,445)	$(88,930)		$(169,652)	$137
Other Income (Expense)	$75,472	$60,675		$14,774	$23
2008 Net Loss	$(975,020)	$(1,396,368)		$(63,295)	$484,643

(1)	Includes management’s determination of sales, general and administrative expenses directly allocable to each division or line of business.

(2)
Includes indirectly allocable expenses, which include, for example, legal and accounting fees, costs of SEC compliance, costs of leasing and operating our facilities in Eugene, Oregon, and certain executive-level management costs.

Liquidity and Capital Resources

The Company’s year-end cash balance and ratio of current assets to current liabilities as of December 31, 2007 and June 30, 2008 are as follows:

	2007	2008

Cash	$2,038,635	$1,396,696
Current Assets	$4,562,197	$4,951,788
Current Liabilities	$2,274,814	$2,987,408
Current Ratio (current assets to current liabilities)	2.01:1	1.66:1
Quick Ratio (cash and accounts receivable to current liabilities)	1.35:1	0.94:1

The Company’s cash utilization rates (meaning, amount of cash used in operations) for both Continuing Operations and Discontinued Operations for the six months ended June 30, 2008 and 2007 were, respectively, $(641,939) and $(1,977,579). However, the Company’s cash utilization rate for Continuing Operations only for the six months ending June 30, 2008 and 2007 was $(641,938) and $(537,900) is a more direct comparison of the change in our cash position year over year. The biggest element of differentiation between the two years’ numbers is the amount of funds raised from the issue of debt or equity. There was over $200,000 more in cash inflow from these sources in 2007 than in 2008. We actually were better off by approximately $300,000 in change in cash from operations in 2008 than in 2007. The cash needed to fund operations has significantly reduced compared to the same period a year ago. However, the company’s liquidity or ability to pay its current obligations from current assets or exclusively from cash has reduced compared to the same time a year ago as indicated in the ratios above.

Our ability to draw on additional capital resources has reduced in 2008 from the same time in 2007 due to the company having drawn fully on one if its credit facilities. We borrowed a net $550,000 during the first six months of 2008 and have used all of our facility with P & S Spirit. No capital was raised in the period from equity sources. We still have the full amount of the second of our lines of credit, the TELES Loan which we have not yet drawn any funds on. Its availability to us is contingent upon the completion of the Qualmax merger.

Capital expenditures.

In 2008 New World Brands increased it investment in increased switching capacity for its NWB Telecom unit. In the past, the Company’s primary investment in capital had been focused on funding the R&D efforts of our IP Gear, Ltd. subsidiary. In the first six months of 2007, the Company made investments in this subsidiary, until it was sold on July 1, 2007. These capital expenditures are referred to as “Discontinued Operations” in our current financial statements. Capital expenditures by the Company for equipment providing the infrastructure of our telecom services division, NWB Telecom, are referred to as “Continuing Operations” in our current financial statements. Capital expenditures of Continuing Operations for 2007 also include certain expenditures associated with equity-based financing activities. The following chart provides a comparative representation of the capital expenditures and disposals for Continuing Operations over the last six quarters:

Capital Expenditures of Continuing Operations of New World Brands

		Additions and Disposals over the Last Six Quarters
		Additions	Dispositions	Net Additions
Q1	2007	142,810	-	142,810

Q2	2007	1,809	(12,609)	(10,800)

Q3	2007	20,449	(95,730)	(75,281)

Q4	2007	227,314	-	227,314

Q1	2008	147,746	(60,928)	86,818

Q2	2008	272,400	(1,606)	270,794

		Comparative Six Month Ending June 30,

	2007	144,619	(12,609)	132,010

	2008	420,146	(62,534)	357,612

Change (%)				170.90%

The Company has been steadily increasing the amount invested in capital expenditures for continuing operations over the last six quarters. An increase of almost double our 2007 investment reflects our decision to increase total switching capacity and also incorporates hardware and software we have acquired to measure and improve the quality of our services. The dispositions represent the replacement of older technology with newer equipment and/or equipment that is better suited to our business’ needs. We are committed to funding the NWB Telecom unit for its capital needs to maintain its position as a leading edge VOIP telecom carrier. A significant portion of those funds have already been invested and we are starting to see some return in the 3 months ended June 30, 2008 and feel that it will continue into future quarters.

Future capital needs.

We believe that as a result of the sale of IP Gear, Ltd., our negative cash flow and operating losses should decrease substantially in 2008, and we believe the Company is now better positioned to achieve positive cash flow. As a result, management expects that in 2008 it will be able to focus its efforts on restructuring operations and cultivating high margin sales opportunities, rather than on raising capital and restructuring to fund or reduce operational losses.

Current capital expenditures are primarily related to investments made in the switching equipment used to operate the NWB Telecom division. We may also increase capital expenditures in relation to expansion of our customer and vendor support and training services provided in relation to sales and distribution of TELES products. However, the Company’s ability to pursue its current business plan without seeking additional debt- or equity-based capital is entirely dependent on management’s ability to increase revenues at current or higher gross margins, while decreasing overall Company costs relative to gross profits, and there can be no assurance that current market conditions will continue or that management will achieve its goals. In addition, management may recommend seeking additional debt- or equity-based capital to grow or maintain current operations, including without limitation additional build-out of our VoIP services network and infrastructure, or to pursue new lines of business or ventures, if market conditions appear to support additional investment.

Technology

Since selling our IP Gear, Ltd. subsidiary, we have focused our investment in technology on our NWB Telecom VoIP service business, through the purchase or lease of switching and routing equipment, and the expansion of our technical staff and support contractors. We expect to continue to invest in the expansion of our NWB Telecom business, including potentially the implementation of new or enhanced billing and tracking software, and additional technical support and service staff. In addition, we expect to expand the customer support services offered by our NWB Networks division, by investing in additional staff and equipment. However, at this time, our investment in technology does not include the development of significant proprietary intellectual property.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of our short-term borrowing and investment activities, which generally bear interest at variable rates. We invest cash balances in excess of operating requirements in short-term securities, generally with maturities of 90 days or less. In addition, our credit facility provides for borrowings which bear interest at variable rates based on the prime rate. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations and cash flows should not be material.

Foreign currency fluctuations may affect the prices of our products and impact our gross profit. Our prices for TELES products are denominated in Euros, but otherwise our sales prices are primarily denominated in U.S. Dollars. Our revenues are therefore affected by fluctuations in the Euro/Dollar exchange rate. To the extent that the Dollar continues to lose value relative to the Euro, our pricing strength and gross margins will be negatively affected: the currency of most of our customers and our fixed costs (Dollars) would become less valuable relative to the currency of our primary equipment vendor, TELES (Euros).

NO CHANGE IN NAME, BUSINESS, JOBS, MANAGEMENT OR PHYSICAL LOCATION

The address of the Company and Qualmax is 340 West Fifth Avenue, Eugene, Oregon 97401, and the telephone number is (541) 868-2900. The Merger will not result in any change in name, headquarters, business, jobs, management, location of any of the Company’s offices or facilities, number of employees, assets, liabilities or net worth (other than the costs which are incident to the Merger, which are immaterial). Following the Merger, the Company’s management and members of the Company’s Board will remain in the same positions they currently hold with the Company. In addition, the Company’s certificate of incorporation and bylaws will not change as a result of the Merger. The Company will not enter into any new employment agreements with the executive officers, directors or employees of the Company. Following the Merger, the terms and conditions of all employee benefit, stock option and employee stock purchase plans of the Company will remain the same as currently in effect. Other employee benefit arrangements of the Company will also be continued by upon the terms and subject to the conditions currently in effect. We believe that the Merger will not affect any of the Company’s material contracts with any third parties.

INTERESTS OF OFFICERS AND DIRECTORS FOLLOWING THE MERGER

The table below reflects the number of shares of common stock of Qualmax held by our officers and directors, as of June 30, 2008, and the number of shares of the Company to be issued to our officers and directors pursuant to the Merger in exchange for the Qualmax stock owned by each. The table shows the actual direct ownership of shares of Qualmax stock and does not show beneficial or indirect ownership.

Officer or Director	Qualmax Shares Owned(1)	Shares of Common Stock Issuable on Merger(2)

M. David Kamrat	4,307,225	59,488,149
Noah Kamrat	4,414,326	60,967,347
Selvin Passen	349,650	4,829,103
Oregon Spirit, LLC(3)	524,475	7,243,654
P&S Spirit, LLC(4)	3,827,655	52,864,689
Shehryar Wahid	0	0

(1)	Shares of common stock of Qualmax, Inc. owned by the officer or director as of June 30, 2008.

(2)
Shares of Common Stock of the Company issuable based upon an assumed effective date of merger of May 14, 2008. The actual effective date of the merger may change, and the number of Qualmax shares outstanding as of that date may change potentially resulting in an increase or decrease in the number of shares of Common Stock issuable to each Qualmax shareholder as a result of the merger.

(3)	Oregon Spirit, LLC is 100% owned by Selvin Passen, who is a director of the Company.

(4)	P&S Spirit, LLC is owned 50% by Selvin Passen and 50% by Jacob Schorr, both of whom are directors of the Company.

Additional detail regarding ownership of the common stock of the Company and of Qualmax, and the number of shares of Common Stock issuable to officers, directors, and certain shareholders as a result of the Merger, and including a pro forma post-Merger beneficial ownership table, is provided below under “Security Ownership of Certain Beneficial Owners and Management.”

CONVERSION OF SHARES OF QUALMAX INTO THE COMPANY’S SHARES

In connection with the Merger, each issued and outstanding share of Qualmax Stock immediately prior to the Effective Time of the Merger (excluding any shares of Qualmax Stock held in the treasury immediately prior to the Effective Time, which shall cease to be outstanding, be canceled and retired without payment of any consideration therefor, and shall cease to exist), will be converted into a number of shares of Common Stock equal to the total number of shares of Qualmax Stock issued and outstanding immediately prior to the Effective Time, divided by the Exchange Ratio. Except as described above and provided for in the Merger Agreement, any other shares of capital stock or options, warrants or other securities convertible or exercisable into shares of capital stock of Qualmax, whether vested or unvested, shall automatically be cancelled and retired and shall cease to exist.

Change of Control. The Purchase Acquisition was treated as a reverse acquisition for accounting purposes. As a result of the Purchase Acquisition, Qualmax was deemed to acquire the company for accounting purposes, thereby effecting a change of control of the Company.  As of September 15, 2006, the Company’s consolidated financial statements reflected the financial information of Qualmax and its wholly owned subsidiary. The Merger will not result in a change of control of the Company, because the Qualmax stockholders, who prior to the Merger control the Company through their indirect beneficial ownership of the Qualmax Shares will control the Company through their direct beneficial ownership of the Common Stock following the Merger. The beneficial owners of the Common Stock will not change as a result of the Merger, but only the nature of their ownership of the Common Stock will change, from indirect ownership to direct ownership.

No Changes to Financial Statements. The Merger will not result in any changes to the Company’s financial statements.

No Dilutive Effect. Because the Merger will cause the exchange of already issued shares held by Qualmax for new shares issued directly to Qualmax stockholders, the issuance of shares of Common Stock to Qualmax stockholders in exchange for Qualmax’s Common Stock pursuant to the Merger will not result in any dilution to the Company’s stockholders. However, also pursuant to the Merger certain warrants to purchase Qualmax stock (the “Qualmax Warrants”) will be converted into warrants to purchase stock of the Company, in the following amounts and subject to the following terms:

Warrants Issued	Exercise Price	Expiration Date

1,479,778	$0.20	December 31, 2010
5,149,316	$0.07	June 30, 2010

However, because the Qualmax Warrants’ exercise price is higher than the current reported trading price of the Company’s stock, the conversion of the Qualmax Warrants does not have a currently dilutive effect.

FINANCIAL INFORMATION

For the Company’s financial data, see “Part I. Financial Information—Item 1. Financial Statements” in the Company’s Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2008, and incorporated herein by reference.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summarizes certain material U.S. federal income tax consequences of the Merger to the Company, Qualmax, the stockholders of the Company and the stockholders of Qualmax. This summary is based upon the Code, judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. No tax ruling has been or will be sought from the U.S. Internal Revenue Service or any other taxing authority, and no opinion of counsel has been or will be sought, with respect to the tax consequences of the Merger. This summary also does not discuss all of the tax consequences that may be relevant to a particular stockholder of the Company or Qualmax or to stockholders of the Company or Qualmax that are subject to special treatment under the U.S. federal income tax laws.

The following U.S. federal income tax consequences should result from the Merger:

•	No gain or loss should be recognized by the Company as a result of the Merger;

•	No gain or loss should be recognized by the stockholders of the Company as a result of the Merger;

•	No gain or loss should be recognized by the stockholders of Qualmax upon receipt of the Common Stock solely in exchange for the Qualmax Stock;

•
The aggregate tax basis of the shares of Common Stock received by the stockholders of Qualmax in exchange for the Qualmax Stock in the Merger should be the same as the aggregate tax basis of the Qualmax Stock exchanged; and

•	The holding period for shares of Common Stock received by the stockholders of Qualmax in the Merger should include the holding period of the Qualmax Stock exchanged.

ANY DISCUSSION CONTAINED IN THIS PROXY STATEMENT AS TO FEDERAL, STATE OR LOCAL TAX MATTERS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE, OR LOCAL TAX PENALTIES. THIS DISCUSSION IS WRITTEN IN CONNECTION WITH THE MATTERS ADDRESSED HEREIN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

REGULATORY APPROVAL

To the Company’s knowledge, the only required regulatory or governmental approval or filing necessary in connection with the consummation of the Merger will be the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

REQUIRED VOTE

Proposal No. Two requires the affirmative vote of a majority of the votes cast on the proposal. Stockholders may vote “FOR” or “AGAINST” the proposal, or they may abstain from voting on the proposal. Abstentions will have effect of voting “AGAINST” the proposal, but broker non-votes will not have any effect on the outcome of this proposal. In the event the stockholders do not approve this proposal, the Merger will not be effected.

APPRAISAL OR DISSENTERS’ RIGHTS

Under Delaware law, the Company’s stockholders will not be entitled to appraisal rights in the Merger. This means that such stockholders are entitled to have the value of their shares determined by the Delaware Court of Chancery and to receive payment based on that valuation, together with a fair rate of interest, if any, as determined by the court.

ACTION 2:
THE BOARD RECOMMENDS A VOTE“FOR” THE
APPROVAL OF THE MERGER
OF QUALMAX WITH AND INTO THE COMPANY

RELATED PARTY TRANSACTIONS

Relationship with Selvin Passen

To fund operations in the past, we have had to rely on loans from Dr. Selvin Passen, a Board member and a substantial stockholder (directly and beneficially, as described in more detail above in “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”).  As of September 15, 2006, none of those prior loans remained.

Dr. Passen has invested substantially in the Company since September 15, 2006:

•
Via Oregon Spirit, LLC, Dr. Passen invested $1,500,000 on September 14, 2006 in relation to the Reverse Acquisition (as described in more detail in the Company’s 2006 Annual Report on Form 10-KSB Report in Item 5, “Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities—Recent Sales of Unregistered Securities”).

•
Via P&S Spirit, LLC, Dr. Passen invested $1,500,000 (based upon Dr. Passen’s 50% ownership therein) on December 29, 2006, pursuant to the P&S Subscription Agreement, as described in more detail in the Company’s 2006 Annual Report on Form 10-KSB Report in Item 5, “Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities—Recent Sales of Unregistered Securities.”

•
Via P&S Spirit, LLC, Dr. Passen loaned $500,000 (based upon Dr. Passen’s 50% ownership therein) on March 30, 2007, pursuant to the P&S Term Loan Agreement, as described in more detail in the Company’s 2006 Annual Report on Form 10-KSB Report in Item 6, “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.” $250,000 of Dr. Passen’s loan pursuant to the P&S Term Loan Agreement was repaid on August 9, 2007, as described in more detail in the Company’s Current Reports on Form 8-K filed with the SEC August 1, 2007 and August 9, 2007. The remaining $250,000 of Dr. Passen’s loan pursuant to the P&S Term Loan Agreement was repaid in February 2008, as disclosed on the Company’s Current Report on Form 8-K, filed with the SEC on February 27, 2008.

•
Via P&S Spirit, LLC, Dr. Passen invested an additional $500,000 (based upon Dr. Passen’s 50% ownership therein), and loaned an additional $525,000, on May 31, 2006, pursuant to the P&S Subscription Agreement and Credit Line Agreement, as described in more detail in the Company’s Current Report on Form 8-K filed with the SEC June 6, 2007.

Relationship with Jacob Schorr

Jacob Schorr, Ph.D., serves on our Board and is a substantial stockholder (beneficially, as described in more detail above in “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”). Dr. Schorr’s investments in the Company are as follows:

•
Via P&S Spirit, LLC, Dr. Schorr invested $1,500,000 (based upon Dr. Schorr’s 50% ownership therein) on December 29, 2006, pursuant to the P&S Subscription Agreement, as described in more detail in the Company’s 2006 Annual Report on Form 10-KSB Report in Item 5, “Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities—Recent Sales of Unregistered Securities.”

•
Via P&S Spirit, LLC, Dr. Schorr loaned $500,000 (based upon Dr. Schorr’s 50% ownership therein) on March 30, 2007, pursuant to the P&S Term Loan Agreement, as described in more detail in the Company’s 2006 Annual Report on Form 10-KSB Report in Item 6, “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.” $250,000 of Dr. Schorr’s loan pursuant to the P&S Term Loan Agreement was repaid on August 9, 2007, as described in more detail in the Company’s Current Reports on Form 8-K filed with the SEC August 1, 2007 and August 9, 2007.

•
Via P&S Spirit, LLC, Dr. Schorr invested an additional $500,000 (based upon Dr. Schorr’s 50% ownership therein), and loaned an additional $525,000, on May 31, 2006, pursuant to the P&S Subscription Agreement and Credit Line Agreement, as described in more detail in the Company’s Current Report on Form 8-K filed with the SEC June 6, 2007.

Transactions with Selvin Passen, Jacob Schorr, and M. David Kamrat and Noah Kamrat

Since September 15, 2006 the Company has entered into various additional transactions with Dr. Passen, and his affiliates, as well as with Dr. Schorr and his affiliates, M. David Kamrat, the Company’s Chief Executive Officer and Chairman of the Board and Noah R. Kamrat, the Company’s former President and a former director. Reference is made to the description of each these related party transactions in the 2006 Annual Report on Form 10-KSB, in Item 1, “Description of Business—Background and Recent Developments,” Item 5, “Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities—Recent Sales of Unregistered Securities,” and Item 12, “Certain Relationships and Related Transactions, and Director Independence.”

Noah Kamrat resigned from the Board effective August 20, 2007.

Relationship and Transactions with BOS

As a result of our acquisition on December 31, 2005 of certain assets of BOS, BOS became a principal stockholder of the Company.  Reference is made to the description of related party transactions with BOS in Item 1, “Description of Business—BOS Debt Conversion,” and in Item 5, “Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities—Recent Sales of Unregistered Securities.”

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation of the named executive officers of the Company for the Company’s last two completed fiscal years:

Name and Principal Position	Year	Annual Salary ($)	Bonuses ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
M. David Kamrat (1)	2007	$150,000	$0	$0	$0	$0	$0	$0	$150,000
CEO , President & Chairman	2006	$120,000	$0	$0	$0	$0	$0	$0	$120,000

Noah Kamrat (2)	2007	$140,000	$0	$0	$0	$0	$0	$0	$140,000
CTO, Former President & Director	2006	$120,000	$0	$0	$0	$0	$0	$0	$120,000

Ian R. Richardson (3)	2007	$120,000	$20,000	$0	$0	$0	$0	$0	$140,000
Former Vice President, General Counsel	2006	$120,000	$0	$0	$0	$0	$0	$0	$120,000

Duy Tran (4)	2007	$120,000	$0	$0	$0	$0	$0	$0	$120,000
Former Vice President, Secretary	2006	$120,000	$0	$0	$0	$0	$0	$0	$120,000

Shehryar Wahid (5)	2007	$110,000	$0	$0	$0	$0	$0	$0	$110,000
Chief Financial Officer & COO	2006	$0	$0	$0	$0	$0	$0	$0	$0

David Rudden (6)	2007	$0	$0	$0	$0	$0	$0	$0	$0
Former Chief Executive Officer	2006	$111,700	$0	$0	$0	$0	$0	$0	$111,700

(1)
The executive officer has served in such capacity since September 15, 2006, the date on which the Company consummated the acquisition of the Qualmax business (as further discussed above under Item 1, “Description of Business - Background and Recent Developments, Change in Business from Wine Distribution to VoIP Technology”).

(2)
Mr. Kamrat served as the Company’s President Chief Operating Officer from September 15, 2000 until January 24, 2007, and since January 24, 2007 has served as the Company’s Chief Technology Officer and Vice President of Operations.

(3)
Mr. Richardson served as Chief Financial Officer of the Company from September 15, 2006 to January 31, 2007, and from September 15, 2006 until August 1, 2007 served as General Counsel and Vice President.

(4)	Mr. Tran served as the Company’s Vice President and Secretary from September 15, 2006 until August 1, 2007.

(5)	Mr. Wahid did not become an officer until February 1, 2007, and therefore did not receive any compensation as an officer during fiscal year 2006.

(6)	Mr. Rudden served as Chief Executive Officer from November 10, 2005 until his resignation on September 14, 2006.

Outstanding Equity Awards at 2007 Fiscal Year-End

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
M. David Kamrat	0	0	0	$0	n/a	0	$0	$0	$0
Noah Kamrat	0	0	0	$0	n/a	0	$0	$0	$0
Ian Richardson	0	0	0	$0	n/a	0	$0	$0	$0
Duy Tran	0	0	0	$0	n/a	0	$0	$0	$0
Shehryar Wahid	0	0	0	$0	n/a	0	$0	$0	$0

2007 Compensation to Directors

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
M. David Kamrat	$0	$0	$0	$0	$0	$0	$0
Noah Kamrat (1)	$0	$0	$0	$0	$0	$0	$0
Jacob Schorr, Ph.D.	$0	$0	$0	$0	$0	$0	$0

(1)	Mr. Kamrat resigned from the Board effective August 20, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CURRENT (PRE-MERGER) BENEFICIAL OWNERSHIP OF NEW WORLD BRANDS, INC.

The following table sets forth certain information as of June 30, 2008, with respect to (i) those persons known to us to beneficially own more than 5% of our voting securities, (ii) each of our directors, (iii) each of our executive officers, and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the beneficial owners have sole voting and dispositive power with respect to the shares beneficially owned.

		Beneficial Ownership
				Percentage of
Title of Class	Name and Address of Beneficial Owner(1)	Number of Shares		Class	Total Outstanding

Common Stock	Qualmax, Inc.	298,673,634		71.37%	71.37%

	M. David Kamrat(2)	27,777,778	(3)	6.22%	6.22%

	Noah Kamrat(4)	27,777,778	(5)	6.22%	6.22%

	P&S Spirit LLC(6) c/o Oregon Spirit LLC 2019 SW 20th Street, Suite 108 Fort Lauderdale, FL 33315	83,333,333	(7)	18.67%	18.67%

	Dr. Selvin Passen(8) 2019 SW 20th Street, Suite 108 Fort Lauderdale, FL 33315	103,383,333	(9)	23.08%	23.08%

	Jacob Schorr, Ph.D.(10)	83,333,333	(11)	18.67%	18.67%

	Ian T. Richardson(12)	0		0%	0%

	Shehryar Wahid(13)	0		0%	0%

	Total directors and executive officers as a group	131,161,111		27.57%	27.57%

(1)	Except as otherwise indicated, the address of each Beneficial Owner is 340 West Fifth Avenue, Eugene, Oregon 97401.

(2)	M. David Kamrat serves as our President and Chief Executive Officer, and our Chairman of the Board. Mr. Kamrat is also a director and a principal stockholder of Qualmax, Inc.

(3)
Represents: (a) direct ownership of a warrant to purchase 13,888,889 shares of Common Stock exercisable within the next 60 days and (b) indirect beneficial ownership of a warrant to purchase 13,888,889 shares of Common Stock based upon Mr. Kamrat’s son’s direct ownership of a warrant to purchase shares of Common Stock.

(4)	Noah Kamrat serves as our Chief Technology Officer, and until August 20, 2007, served as a director. Mr. Kamrat is also a director and a principal stockholder of Qualmax, Inc.

(5)
Represents: (a) direct ownership of a warrant to purchase 13,888,889 shares of Common Stock exercisable within the next 60 days and (b) indirect beneficial ownership of a warrant to purchase 13,888,889 shares of Common Stock based upon Mr. Kamrat’s father’s direct ownership of a warrant to purchase shares of Common Stock.

(6)	P&S Spirit is owned equally by Dr. Selvin Passen and Jacob Schorr, Ph.D., both of whom are directors of the Company.

(7)
Represents: (a) 55,555,555 shares of Common Stock owned directly by P&S Spirit and (b) a warrant, owned directly by P&S Spirit, to purchase 27,777,778 shares of Common Stock exercisable within the next 60 days.

(8)	Dr. Passen serves as a director of the Company.

(9)
Represents: (a) 10,000,000 shares of Common Stock directly owned by Dr. Passen; (b) 800,000 shares of Common Stock indirectly beneficially owned by Dr. Passen based upon certain of his children’s direct ownership of Common Stock; (c) 7,500,000 shares of Common Stock indirectly beneficially owned based upon Dr. Passen’s ownership of Oregon Spirit LLC, an entity controlled by Dr. Passen, as a result of Oregon Spirit’s direct ownership of 7,500,000 shares of Common Stock; (d) 55,555,555 shares of Common Stock indirectly beneficially owned by Dr. Passen based on his direct ownership interest in P&S Spirit LLC, as a result of P&S Spirit’s direct ownership of 55,555,555 shares of Common Stock; (e)direct ownership of warrants and options to purchase 1,750,000 shares of Common Stock exercisable within the next 60 days and (g) indirect beneficial ownership of a warrant to purchase 27,777,778 shares of Common Stock, exercisable within the next 60 days, based upon Dr. Passen’s direct ownership interest in P&S Spirit, as a result of P&S Spirit’s direct ownership of warrants to purchase 27,777,778 shares of Common Stock.

(10)	Dr. Schorr serves as a director of the Company.

(11)
Represents: (a) 55,555,555 shares of Common Stock indirectly beneficially owned by Dr. Passen based on his direct ownership interest in P&S Spirit LLC, as a result of P&S Spirit’s direct ownership of 55,555,555 shares of Common Stock; and  (b) indirect beneficial ownership of a warrant to purchase 27,777,778 shares of Common Stock, exercisable within the next 60 days, based upon Dr. Schorr’s direct ownership interest in P&S Spirit, as a result of P&S Spirit’s direct ownership of warrants to purchase 27,777,778 shares of Common Stock.

(12)
Mr. Richardson served as Vice President and interim Chief Financial Officer from September 15, 2006 until January 31, 2007 and from September 15, 2006 to July 31, 2007 served as Vice President and General Counsel to the Company.

(13)	Mr. Wahid has served as the Company’s Chief Financial Officer since February 1, 2007, and as the Company’s Chief Operations Officer since January 24, 2008, and has served as a director of the Company.

CURRENT (PRE-MERGER) ACTUAL OWNERSHIP OF NEW WORLD BRANDS INC.

The following table sets forth certain information as of June 30, 2008, with respect to shares of our voting securities owned directly by (i) those persons known to us to directly own more than 5% of our voting securities, (ii) each of our directors, (iii) each of our executive officers, and (iv) each entity controlled by or under common control by each of our directors and executive officers (meaning, each entity owned at least 50% by our directors or officers).

Shareholder	Shares Directly Owned	Warrants/Options Directly Owned

M. David Kamrat	0	13,888,889

Jane Kamrat	0	0

Noah Kamrat	0	13,888,889

Tracy Habecker	0	0

Selvin Passen	10,000,000	1,750,000

Oregon Spirit, LLC	7,500,000	0

Other Passen Family Members	800,000	0

P&S Spirit, LLC	55,555,555	27,777,778

Jacob Schorr	0	0

Shehryar Wahid	0	0

Qualmax, Inc.	298,673,634	0

Other Shareholders	45,950,484	3,745,000

TOTAL	418,479,673	61,050,556

CURRENT (PRE-MERGER) ACTUAL OWNERSHIP OF QUALMAX, INC.

The following table sets forth certain information as of June 30, 2008, with respect to shares of the common stock of Qualmax directly owned by (i) each of our directors, (ii) each of our executive officers, and (iii) each entity controlled by or under common control by each of our directors and executive officers (meaning, each entity owned at least 50% by our directors or officers).

Qualmax Shareholder	Shares Directly Owned

M. David Kamrat	4,307,225

Jane Kamrat	703,129

Noah Kamrat	4,414,326

Tracy Habecker	596,029

Selvin Passen	349,650

Oregon Spirit, LLC	524,475

P&S Spirit, LLC	3,827,655

Jacob Schorr	0

Shehryar Wahid	0

Other Shareholders	6,902,903

TOTAL	21,625,392

PRO FORMA EXCHANGE RATIO

The following table shows the calculation of the Exchange Ratio, based upon ownership of shares of our Common Stock and of shares of the common stock of Qualmax:

Shares of New World Brands, Inc. Common Stock owned by Qualmax:	298,673,484
Total shares of Qualmax, Inc. common stock currently outstanding:	21,625,392

Number of shares of New World Brands, Inc. Common Stock to be issued to Qualmax shareholders in exchange for each share of
Qualmax, Inc. common stock:	13.81124717

Note: The number of shares of common stock of Qualmax, Inc. is shown as of July 1, 2008. In the event that additional shares of Qualmax, Inc. stock are issued prior to the effective date of the merger, the number of shares of common stock of New World Brands, Inc. issuable for each share of common stock of Qualmax, Inc. will be reduced (meaning, the exchange ratio will be reduced).

PRO FORMA EXCHANGE OF QUALMAX, INC. SHARES FOR SHARES OF NEW WORLD BRANDS. INC.

The following table shows the effect of the exchange of shares of Qualmax common stock for Common Stock of the Company, pursuant to the Merger, on a pro forma basis based upon ownership of Qualmax and Company stock as of June 30, 2008, with respect to shares of the common stock of Qualmax directly owned by (i) each of our directors, (ii) each of our executive officers, and (iii) each entity controlled by or under common control by each of our directors and executive officers (meaning, each entity owned at least 50% by our directors or officers).

Qualmax, Inc. Shareholder	Qualmax, Inc. Shares Directly Owned	New World Brands, Inc. Shares Issuable per Pro Forma Conversion Ratio

M. David Kamrat	4,307,225	59,488,149

Jane Kamrat	703,129	9,711,088

Noah Kamrat	4,414,326	60,967,347

Tracy Habecker	596,029	8,231,904

Selvin Passen	349,650	4,829,103

Oregon Spirit, LLC	524,475	7,243,654

P&S Spirit, LLC	3,827,655	52,864,689

Jacob Schorr	0	0

Shehryar Wahid	0	0

Other Shareholders	6,902,903	95,337,700

TOTAL	21,625,392	298,673,634

PRO FORMA POST-MERGER BENEFICIAL OWNERSHIP OF NEW WORLD BRANDS, INC.

The following table shows the effect of the exchange of shares of Qualmax common stock for Common Stock of the Company, pursuant to the Merger, on a pro forma basis based upon ownership of Qualmax and Company stock as of June 30, 2008, with respect to (i) those persons known to us to beneficially own more than 5% of our voting securities, (ii) each of our directors, (iii) each of our executive officers, and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the beneficial owners have sole voting and dispositive power with respect to the shares beneficially owned.

		Beneficial Ownership
			Percentage of
Title of Class	Name and Address of Beneficial Owner(1)	Number of Shares	Class	Total Outstanding

Common Stock	M. David Kamrat	166,176,267(2)	37.24%	37.24%

	Noah Kamrat	166,176,267(3)	37.24%	37.24%

	P&S Spirit LLC(4) c/o Oregon Spirit LLC 2019 SW 20th Street, Suite 108 Fort Lauderdale, FL 33315	83,333,333(5)	18.67%	18.67%

	Dr. Selvin Passen 2019 SW 20th Street, Suite 108 Fort Lauderdale, FL 33315	168,320,779(6)	37.57%	37.57%

	Jacob Schorr, Ph.D.	136,198,022(7)	30.52%	30.52%

	Ian T. Richardson	0	0%	0%

	Shehryar Wahid	0	0%	0%

	B.O.S. Better Online Solutions Ltd. Beit Rabin, Teradyon Industrial Park Misgav 20170 Israel	71,040,519(8)	16.98%	16.98%

	Total directors and executive officers as a group	334,497,045	70.30%	70.30%

(1)	Except as otherwise indicated, the address of each Beneficial Owner is 340 West Fifth Avenue, Eugene, Oregon 97401.

(2)
Represents: (a) 59,488,149 shares of Common Stock directly issued to Mr. Kamrat pursuant to the Merger as a result of Mr. Kamrat’s direct ownership interest in Qualmax, Inc.; (b) indirect beneficial ownership of 78,910,340 shares of Common Stock directly issued to Mr. Kamrat’s wife, son and daughter-in-law pursuant to the Merger as a result of their direct ownership interests in Qualmax, Inc.; (c) direct ownership of a warrant to purchase 13,888,889 shares of Common Stock exercisable within the next 60 days; and (d) indirect beneficial ownership of a warrant to purchase 13,888,889 shares of Common Stock based upon Mr. Kamrat’s son’s direct ownership of a warrant to purchase shares of Common Stock.

(3)
Represents: (a) 60,967,347 shares of Common Stock directly issued to Mr. Kamrat pursuant to the Merger as a result of Mr. Kamrat’s direct ownership interest in Qualmax, Inc.; (b) indirect beneficial ownership of 77,431,142 shares of Common Stock directly issued to Mr. Kamrat’s wife, father and mother pursuant to the Merger as a result of their direct ownership interests in Qualmax, Inc.; (c) direct ownership of a warrant to purchase 13,888,889 shares of Common Stock exercisable within the next 60 days; and (d) indirect beneficial ownership of a warrant to purchase 13,888,889 shares of Common Stock based upon Mr. Kamrat’s father’s direct ownership of a warrant to purchase shares of Common Stock.

(4)	P&S Spirit is owned equally by Dr. Selvin Passen and Jacob Schorr, Ph.D., both of whom are directors of the Company.

(5)
Represents: (a) 55,555,555 shares of Common Stock owned directly by P&S Spirit; and (b) a warrant, owned directly by P&S Spirit, to purchase 27,777,778 shares of Common Stock exercisable within the next 60 days.

(6)
Represents: (a) 10,000,000 shares of Common Stock directly owned by Dr. Passen; (b) 800,000 shares of Common Stock indirectly beneficially owned by Dr. Passen based upon certain of his children’s direct ownership of Common Stock; (c) 7,500,000 shares of Common Stock indirectly beneficially owned based upon Dr. Passen’s ownership of Oregon Spirit LLC, as a result of Oregon Spirit’s direct ownership of shares of Common Stock; (d) 4,829,103 shares of Common Stock issued to Dr. Passen pursuant to the Merger based on his direct ownership interest in Qualmax, Inc.; (e) 7,243,654 shares of Common Stock indirectly beneficially owned by owned by Dr. Passen based on his ownership interest in Oregon Spirit LLC, issued to Oregon Spirit, LLC pursuant to the Merger as a result of Oregon Spirit’s direct ownership interest in Qualmax, Inc.; (f) 55,555,555 shares of Common Stock indirectly beneficially owned by Dr. Passen based on his direct one-half ownership interest in P&S Spirit LLC; (g) direct ownership of warrants and options to purchase 1,750,000 shares of Common Stock exercisable within the next 60 days; (h) indirect beneficial ownership of a warrant to purchase 27,777,778 shares of Common Stock, exercisable within the next 60 days, based upon Dr. Passen’s direct one-half ownership interest in P&S Spirit, as a result of P&S Spirit’s direct ownership of warrants to purchase shares of Common Stock; and (i) indirect beneficial ownership of 52,864,689 shares of Common Stock based upon Dr. Passen’s direct one-half ownership interest in P&S Spirit, issued to P&S Spirit pursuant to the Merger as a result of P&S Spirit’s direct ownership interest in Qualmax, Inc.

(7)
Represents: (a) 55,555,555 shares of Common Stock indirectly beneficially owned by Dr. Schorr based on his direct one-half ownership interest in P&S Spirit LLC; (b) indirect beneficial ownership of a warrant to purchase 27,777,778 shares of Common Stock, exercisable within the next 60 days, based upon Dr. Schorr’s direct one-half ownership interest in P&S Spirit, as a result of P&S Spirit’s direct ownership of warrants to purchase shares of Common Stock; and (c) indirect beneficial ownership of 52,864,689 shares of Common Stock based upon Dr. Schorr’s direct one-half ownership interest in P&S Spirit, issued to P&S Spirit pursuant to the Merger as a result of P&S Spirit’s direct ownership interest in Qualmax, Inc.

(8)
Represents: (a) direct ownership of 16,446,544 shares of Common Stock; (b) direct ownership of 53,384,683 shares of Common Stock issued to BOS pursuant to the Merger as a result of BOS’s direct ownership interest in Qualmax, Inc.; and (c) indirect beneficial ownership of 1,209,282 shares of Common Stock based on BOS’s ownership of options to purchase shares of common stock of Qualmax, Inc. exercisable within the next 60 days, granted to BOS pursuant to the Merger as a result of BOS’s direct ownership of warrants to purchase stock of Qualmax, Inc.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1−800−SEC−0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

You should rely only on the information contained or incorporated by reference in this Information Statement to vote your shares at the Special Meeting. We have not authorized anyone to provide you with information that is different from what is contained in this Information Statement. This Information Statement is dated May 20, 2008. You should not assume that the information contained in this Information Statement is accurate as of any date other than that date, and the mailing of this Information Statement to stockholders does not create any implication to the contrary.

NEW WORLD BRANDS, INC. AND SUBSIDIARY

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders
New World Brands, Inc. and Subsidiary
Eugene, Oregon

We have audited the accompanying consolidated balance sheet of New World Brands, Inc. and Subsidiary as of December 31, 2007 and the related consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New World Brands, Inc. and Subsidiary as of December 31, 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

BERENFELD, SPRITZER, SHECHTER & SHEER, LLP
Coral Gables, Florida
April 15, 2008

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets:
Cash and cash equivalents	$2,038,635
Accounts receivable, net	1,027,739
Inventories, net	744,654
Prepaid expenses	244,157
Other current assets	507,012

Total Current Assets	4,562,197

Property and Equipment, net	1,421,806

Other Assets:
Deposits and other assets	668,750

Total Assets	$6,652,753

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,564,299
Accrued expenses	406,910
Customer deposits	121,874
Capital leases, current portion	181,731

Total Current Liabilities	2,274,814

Long-Term Liabilities:
Capital lease obligations, net of current portion	31,317
Note payable	500,000

Total Long-Term Liabilities	531,317

Total Liabilities	2,806,131

Stockholders’ Equity:
Preferred stock, $.01 par value, 1,000 shares authorized, 200 shares designated as Series A preferred stock
Series A preferred stock, $.01 par value, no shares issued.	-
Common stock, $.01 par value, 600,000,000 shares authorized, 414,979,673 shares issued and outstanding	4,149,797
Additional paid-in capital	33,641,557
Accumulated deficit	(33,944,732)

Total Stockholders’ Equity	3,846,622

Total Liabilities and Stockholders’ Equity	$6,652,753

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Net Sales
Hardware	$5,657,689	$6,307,644
Carrier Services	11,443,514	11,230,284
	17,101,203	17,537,928
Cost of Sales
Hardware	(4,954,381)	(5,317,852)
Carrier Services	(9,850,272)	(10,382,726)
	(14,804,653)	(15,700,578)
Gross Profit	2,296,550	1,837,350
Sales, General and Administrative Expenses	(4,630,863)	(4,434,396)
Loss from Continuing Operations Before Other Income	(2,334,313)	(2,597,046)
Other Income
Interest and Bank Charges	(129,346)	(178,967)
Other Income	109,157	24,448
	(20,189)	(154,519)
Loss From Continuing Operations Before Income Taxes	(2,354,502)	(2,751,565)

(Provision) Benefit for Income Taxes	(403,995)	472,905
Net Loss From Continuing Operations	(2,758,497)	(2,278,660)

Loss From Discontinued Operations	(3,949,395)	(3,147,014)
Gain from Sale of Discontinued Operations	4,706	-
	(3,944,689)	(3,147,014)
Net Loss	$(6,703,186)	$(5,425,674)

Net Loss Per Share From Continuing Operations (Basic)	$(0.01)	$(0.02)
Net Loss Per Share From Continuing Operations (Diluted)	$(0.01)	$(0.02)

Net Loss Per Share from Discontinued Operations (Basic)	$(0.01)	$(0.03)
Net Loss Per Share from Discontinued Operations (Diluted)	$(0.01)	$(0.03)

Net loss per Share (Basic)	$(0.02)	$(0.04)
Net Loss per Share (Diluted)	$(0.02)	$(0.04)

Weighted Average Number of Shares Outstanding During the Year

Basic	433,592,000	125,192,000

Diluted	433,592,000	125,192,000

Comprehensive Loss:	(6,703,186)	(5,425,674)
Net Loss
Gain (Loss) on Foreign Currency Translation, Net of Income Tax Benefit	40,556	(49,295)
Comprehensive Loss	$(6,662,630)	$(5,474,969)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit)	Equity

Balances at January 1, 2006	-	$-	271,431,841	$2,714,317	$2,332,791	$-	$1,064,647	$6,111,755

Issuances of stock - 2006
Additional common stock issued in consideration of asset acquisition	-	-	5,806,633	58,066	594,321	-	-	652,387
Issuance of common stock for cash	-	-	13,315,856	133,159	1,206,841	-	-	1,340,000
Issuance of common stock in exchange for partial repayments of principal on note payable	-	-	5,981,070	59,811	540,189	-	-	600,000
Issuance of stock for equipment	-	-	2,138,235	21,382	193,118	-	-	214,500
Recapitalization of Qualmax common stock as a result of the reverse acquisition	-	-	(298,673,635)	(2,986,735)	2,986,735	-	-	-

Recapitalization of New World Brands as a result of the reverse acquisition	-	-	44,303,939	443,040	24,278,035	-	(22,921,075)	1,800,000
Issuance of Series A preferred stock as a result of the reverse acquisition	100	1	-	-	(1)	-	-	-
Issuance of Series A preferred stock for cash	11.160454	-	-	-	3,000,000	-	-	3,000,000
Cost of raising capital	-	-	-	-	(150,000)	-	-	(150,000)
Issuance of Series A preferred stock in exchange for partial repayment of note payable, accrued royalties and outsourcing expenses, and release of obligations from operating agreements	5.50652	-	-	-	1,480,189	-	-	1,480,189

Net loss - 2006	-	-	-	-	-	-	(5,425,674)	(5,425,674)
Loss on foreign currency translation, net of tax benefit	-	-	-	-	-	(49,295)	-	(49,295)

Balances at December 31, 2006	116.666974	$1	44,303,939	$443,040	$36,462,218	$(49,295)	$(27,282,102)	$9,573,862

Conversion of series A preferred stock to common stock April 24, 2007	(116.6666974)	(1)	348,453,512	3,484,535	(3,484,534)	-	-	-

Issuance of common stock	-	-	22,222,222	222,222	663,873	-	-	886,095

Sale of subsidiary	-	-	-	-	-	-	4,706	4,706

Loss on discontinued operations	-	-	-	-	-	49,295	(3,949,395)	(3,900,100)

Gain on foreign currency translation, net of tax benefit	-	-	-	-	-	-	40,556	40,556

Net Loss from continuing operations for the twelve months ended December 31, 2007	-	-	-	-	-	-	(2,758,497)	(2,758,497)

Balances at December 31, 2007	-	$-	414,979,673	$4,149,797	$33,641,557	$-	$(33,944,732)	$3,846,622

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:
Net loss from continuing operations	$(2,758,497)	(2,278,660)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	406,152	296,110
Issuance of stock for royalties and outsourcing expenses	-	356,817
Changes in operating assets and liabilities:
- Accounts receivable	76,118	410,648
- Change in allowance for doubtful accounts	(15,046)	129,046
- Inventories	141,098	795,743
- Prepaid expenses	(121,362)	112,919
- Income tax refund receivable	403,995	(403,995)
- Deferred tax asset	-	45,467
- Other current assets	(368,139)	(134,934)
- Deposits and other assets	(568,750)	253,142
- Accounts payable	1,122,665	(383,701)
- Accrued expenses	(678,032)	299,346
- Customer deposits	62,249	(23,712)
- Deferred income taxes	-	(111,540)
- Other liabilities	-	(1,746,040)
Net cash used in operating activities	(2,297,549)	(2,384,342)
Cash flows from investing activities:
Acquisition of property and equipment	(284,044)	1,186,902
Net cash acquired from the reverse acquisition	-	1,800,000
Net cash provided by (used in) investing activities	(284,044)	2,986,902
Cash flows from financing activities:
Proceeds from notes payable	1,000,000	-
Payments of principal on notes payable	(1,484,323)	(460,000)
Payments of principal on capital lease obligations	(131,301)	(141,153)
Net repayment of advances from shareholders	(53,479)	(75,245)
Sales of common and preferred stock	886,095	2,136,459
Foreign currency translation	(29,740)	29,740
Net cash provided by financing activities	187,252	1,489,801
Net cash flow from continuing operations	(2,394,341)	2,092,362
Cash flows from discontinued operations:
Total cash flows from discontinued operations	(1,160,828)	(274,529)
Net investing activities from discontinued operations	2,197,187	(410,689)
Net cash flow from discontinued operations	1,036,358	(685,218)

Net (decrease) increase in cash and cash equivalents	(1,357,983)	1,407,144
Cash and cash equivalents, beginning of year	3,396,617	1,989,473
Cash and cash equivalents, end of year	$2,038,634	$3,396,617

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
Supplemental Disclosures of Cash Flow Information:	2007	2006
Cash paid during the year for:
- Income taxes	$-	$-
- Interest	$129,346	$178,168

Non-cash investing and financing activities:
Issuance of common stock for asset acquisition
- Inventories	$-	$79,179
- Property and equipment	-	573,208
- Additional paid-in capital	$-	$(652,387)

Issuance of stock for payment of note payable
- Note payable	$-	$600,000
- Additional paid-in capital	$-	$(600,000)
	$-	$-
Issuance of common stock for property and equipment
- Fair value of property and equipment acquired	$-	$214,500
- Additional paid-in capital	-	(214,500)
	$-	$-
Issuance of preferred stock for partial repayment of note payable, accrued royalties and outsourcing expenses, and release of obligations from operating agreements
- Note payable	$-	$400,000
- Royalties and outsourcing expenses	-	356,817
- Property and equipment	-	723,372
- Additional paid-in capital	-	(1,480,189)
	$-	$-
Acquisition of property and equipment through capital lease obligations
- Fair value of property and equipment acquired	$-	$387,384
- Capital lease obligations incurred	$-	$(387,384)
	$-	$-
Issuance of Common Stock for Preferred Stock
- Common Stock	$3,706,757	$-
- Preferred Stock	(1)	-
- Paid in Capital	(3,706,756)	-
	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

New World Brands, Inc. (“New World Brands”, the “Company”, “we”, “us” or “our”) is a Delaware corporation that until September 15, 2006 was an importer of wine and spirits beverages for sale and distribution throughout the United States.  On September 15, 2006, we sold our wine and spirits business, and, by way of a reverse acquisition, acquired all of the assets and assumed all of the liabilities of Qualmax, Inc., a Delaware corporation (“Qualmax” and the reverse acquisition the “Reverse Acquisition”).

As a result of the Reverse Acquisition we are no longer in the wine and spirits business, and instead we are now a telecommunications, sales, and service company, focusing on products and services utilizing voice over internet protocol (“VoIP”) technology.  We provide wholesale long distance carrier termination services. We are also a reseller of VoIP related telecommunications equipment, and a reseller of wholesale VoIP telephony service.

Our acquisition of Qualmax and its wholly owned subsidiary IP Gear, Ltd. was accounted for as a reverse acquisition.  Although New World Brands was the company that made the acquisition, Qualmax was treated as the surviving company for accounting purposes.  As a result, the accompanying financial statements reflect the results of operations and cash flows of Qualmax and IP Gear, Ltd. prior to September 15, 2006, and the financial position, results of operations, and cash flows of New World Brands, Qualmax, and IP Gear, Ltd. from and after September 15, 2006.

All inter-company accounts and transactions have been eliminated in consolidation.

On September 15, 2006 the Company changed its fiscal year end from May 31 to December 31, which is Qualmax’s fiscal year end.  The change in fiscal year results from the acquisition of Qualmax and IP Gear, Ltd., which was accounted for as a reverse acquisition.

On July 1, 2007 we sold the IP Gear Ltd subsidiary in a transaction that is explained in full detail in “Note B—Sale of Discontinued Operations—IP Gear, Ltd.” This subsidiary was sold for cash and other consideration. The impact of the sale on the presentation of the financial statements and other financial information is to have all 2007 and comparative 2006 information(where applicable) restated to be presented in a format where all discontinued operations are moved from continuing operations and listed separately. Comparative prior year information is also restated to remove the discontinued operations from the ongoing business.

Reverse Acquisition Accounting

In June 2006, the Company decided to change its business plan by selling its wine and spirits business for the sum of $500,000 (the “Sale Transaction”), selling 7,500,000 shares of its common stock (the “Common Stock”) for $1,500,000 (the “Private Equity Investment”), and acquiring substantially all of the assets of Qualmax, Inc. (“Qualmax”) in exchange for shares of the Company’s Series A Convertible, par value $0.01 per share (the “Preferred Stock” and the transaction, the “Reverse Acquisition”). The Private Equity Investment was consummated on September 14, 2006, and the Sale Transaction and Reverse Acquisition were consummated on September 14 and 15, 2006, respectively. As a result of the Sale Transaction and Reverse Acquisition, the Company is no longer in the wine and spirits business, and the business formerly operated by Qualmax is now operated by the Company, meaning that New World Brands, Inc. is now a specialized internet protocol (IP) communications solutions provider, equipment reseller, and Voice over Internet Protocol (“VoIP”) service provider, focused on the deployment of best of breed VoIP networks, virtual private networks, turnkey network design, wireless connectivity and direct call traffic routing.

In furtherance of treating the Sale Transaction and Acquisition as a reverse acquisition for accounting purposes, the board of directors of the Company (the “Board”) and the board of directors of Qualmax (collectively, the “Boards”) have agreed that for accounting purposes they have treated the transactions as a reverse acquisition of Qualmax by the Company, and have since the time of the consummation, intended the transaction to ultimately result in a downstream merger of the Company and Qualmax, and, in furtherance thereof, the Boards have each determined that Qualmax will merge with and into the Company (the “Merger”), and in connection with the Merger, the separate corporate existence of Qualmax will cease.

The Boards agreed that certain events (the “Merger Events”) were required to occur in order to effectively consummate the transactions contemplated, including, without limitation, certain amendments to the Certificate of Incorporation of the Company to, among other things, increase the authorized number of shares of Common Stock of the Company, the resultant conversion of the Preferred Stock into shares of the Company’s Common Stock, make any filings necessary to complete the Merger, and receive approval by the stockholders of the Company and Qualmax. During 2007, the number of authorized shares was increased from 50 million shares to 600 million shares to allow for a sufficient number of authorized shares to convert the existing Preferred shares to common. All preferred shares were then converted to common stock as a further step towards the completion of the merger.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Under generally accepted accounting principles in the United States of America (“GAAP”), the acquisition of Qualmax has been accounted for as a reverse acquisition and Qualmax has been treated as the acquiring entity for accounting and financial reporting purposes.  As such, the Company’s consolidated financial statements have been and will be presented as a continuation of the operations of Qualmax and not New World Brands, Inc.  Effective on the acquisition date of September 15, 2006, New World Brands’ consolidated balance sheet included the assets and liabilities of Qualmax and its wholly owned subsidiary IP Gear, Ltd. and its consolidated equity accounts were recapitalized to reflect the combined equity of New World Brands, Qualmax and IP Gear, Ltd. Also, as a result of the Reverse Acquisition, the Company’s fiscal year changed from May 31 to December 31.

Accordingly, the accompanying financial statements consist of the balance sheet of both the Company and Qualmax as of December 31, 2007, and the results of operations and cash flows of Qualmax for the years ended December 31, 2007 and 2006, and the Company for the year ended December 31, 2007 and for the period from September 16, 2006 to December 31, 2006.

Basis of Accounting and Revenue Recognition

The accompanying consolidated financial statements have been prepared using the accrual method of accounting.  Revenues from our VoIP telephony services division have been recognized as services are rendered.  Revenue from the sale of products from our exclusive distributorship of VoIP equipment or reseller equipment is recognized as our customers take delivery of our products.  Any amounts received from our customers in advance are recorded as customer deposits and classified as other current liabilities.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments in debt instruments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are presented at net realizable value, which is comprised of total accounts receivable less any allowances for uncollectible accounts.  The Company provides an allowance for potentially uncollectible accounts based upon a periodic review and analysis of outstanding accounts receivable balances.  The resulting estimate of uncollectible receivables is charged to an allowance for doubtful accounts.  Recoveries of accounts previously written off are used to offset the allowance account in the periods in which the recoveries are made.  Accordingly, accounts receivable has been written down to its estimated net realizable value. The results of operations for the years ended December 31, 2007 and 2006 include charges of approximately $323,000 and $437,000, respectively.  The allowance for doubtful accounts as of December 31, 2007 was approximately $114,000.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis.  Market represents the lower of replacement cost or net realizable value on inventories as a whole.  Inventories are made up primarily of high technology telephone switching and VoIP routing equipment and their parts.   All year ending inventories consisted of finished goods for resale that were purchased from other manufacturers.  Due to rapid technological advancements in the industry, inventories may, from time to time, be subject to impairment and obsolescence.  We record an allowance for slow-moving and obsolete inventories based upon a periodic review and analysis of inventories on hand.  We perform a periodic comparison of this slow moving and obsolete inventory to determine if its value is below its cost in our records and reduce the value on our records if the cost is above the current value.  Accordingly, the allowance for obsolete inventories as of December 31, 2007 was approximately $75,000.

Concentration of Deposit Risk

From time to time, the Company has cash in financial institutions in excess of federally insured limits.  However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.  Cash exceeding federally insured limits amounted to approximately $1,762,000 as of December 31, 2007.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Concentrations

We had one supplier during the year ended December 31, 2007 that exceeded 10% of our total cost of sales. They accounted for 17% of the total purchases made by New World Brands during 2007. The top three vendors collectively represent 31% of purchases. We did not have any single supplier that represented more than ten percent of purchases or any single customer that represented more than ten percent of sales during the year ended December 31, 2006.

We had no customers in 2007 that made up a sufficiently large amount of our sales to be considered a concentration risk on the revenue side of our business.

Impairment of Long-Lived Assets and Long-Lived Assets Subject to Disposal

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying an amount of the assets exceeds its fair value.  Assets subject to disposal are reported at the lower of the carrying amount or fair value less costs to sell.  We did have an impairment of a long lived asset during the year that was written down and subsequently sold in 2007. See “Note B—Sale of Discontinued Operations—IP Gear, Ltd.” We had no impairment in 2006.

Property and Equipment

Property and equipment are recorded at cost.  For financial statement purposes, depreciation of software, furniture and equipment is computed using the straight-line method over their estimated useful lives of the assets while leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of their respective leases.  Expenditures for replacements, maintenance and repairs that do not extend the lives of the assets are charged to operations as the expenses are incurred.  When assets are retired, sold or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in the year of disposal.

Stock Options

Effective January 1, 2006, we adopted the fair value method of accounting for awards of employee stock and options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” and SFAS No. 123R, “Share-Based Payment.” These standards require the cost associated with employee services in exchange for equity instruments based on the grant date fair value of the award, be recognized over the period during which the employee is required to provide services in exchange for the award. No compensation cost is recognized for awards for which employees do not render the requisite service. Because the Company changed its method of accounting from the intrinsic method as per APB Opinion No. 25, upon adoption, the grant date fair value of employee share options was estimated using the Black-Scholes model. Compensation cost for the unvested portion of equity awards granted prior to January 1, 2006, will be recognized over the remaining vesting periods. Due to the prospective adoption of SFAS No. 123R, results of operations for prior periods have not been restated.See “Note G—Stock Option Plans.”

Software Costs

Certain computer software development costs are capitalized in the accompanying consolidated balance sheet in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalization of computer software development costs begins upon the establishment of technological feasibility. Capitalization ceases and amortization of capitalized costs begins when the software product is commercially available for general release to customers. Amortization of capitalized computer software development costs is included in general and administrative expenses and is provided using the straight-line method over the remaining estimated economic life of the product, not to exceed three years.  Much of the software that we had in past years was related to the development of equipment in our IP Gear Ltd subsidiary that is not considered as part our “continuing operations.” Net unamortized software costs as of December 31, 2007 amounted to approximately $ 1,000.  Amortization of software costs for the years ended December 31, 2007 and 2006 was approximately $20,000 and $ 18,000, respectively.

Segment Information

Our business consisted of three operating segments: (i) proprietary hardware, which is our VoIP technology development and equipment manufacturing subsidiary that is located in Israel, IP Gear, Ltd.; (ii) resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business operated under the name “IP Gear”; and (iii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business operated under the name “IP Gear Connect.”  The proprietary hardware segment, IP Gear Ltd. was discontinued as at June 30, 2007 and subsequently sold on July 1 2007. See “Note B—Sale of Discontinued Operations—IP Gear, Ltd.” for further information regarding this transaction. Our continuing business was subsequently organized into two segments, the resale hardware operating under the name “NWB Networks” and the carrier segment operating under the name “NWB Telecom.” Please see “Note N—Business Segment Reporting.”

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to maintain consistency and comparability between periods presented.

In June 2007, the Company sold IP Gear, Ltd. (See “Note B—Sale of Discontinued Operations—IP Gear, Ltd.”) For purposes of comparability, the results of these operations have been reclassified from continuing operations to discontinued operations for all years presented in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash, certificates of deposit, accounts receivable, accounts payable, accrued liabilities and notes payable.  The carrying amounts of such financial instruments approximate their respective estimated fair values due to the short-term maturities and approximate market interest rates of these instruments.  The estimated fair values are not necessarily indicative of the amounts we would realize in a current market exchange or from future earnings or cash flows.

Earnings per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common stock equivalents are options and warrants granted by the Company and are calculated under the treasury stock method. Common equivalent shares from unexercised stock options and warrants are excluded from the computation when there is a loss as their effect is antidilutive, or if the exercise price of such options and warrants is greater than the average market price of the stock for the period.  See “Note G—Stockholders’ Equity” for the computation of basic and diluted share data.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets amounts expected to be realized.    U.S. income taxes are not provided on undistributed earnings, which are expected to be permanently reinvested by the foreign subsidiary, unless the earnings can be repatriated in a tax-free or cash-flow neutral manner.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (the “FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company’s tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In connection with our adoption of FIN No. 48, we analyzed the filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. There was no impact on our condensed consolidated financial statements upon adoption of FIN No. 48 on January 1, 2007. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations for the year ended December 31, 2007 as a result of implementing FIN 48, or FIN 48-1. In accordance with FIN48, the Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The tax years 2004 - 2007 remain subject to examination by major tax jurisdictions.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred.  Advertising and promotional expenses amounted to approximately $45,000 and $107,000 for the years ended December 31, 2007 and 2006, respectively.

Leases

We account for leases in accordance with SFAS No.13, “Accounting for Leases,” under which we perform a review of each newly acquired lease to determine whether it should be treated either as a capital or an operating lease.  A capital lease asset is capitalized and depreciated over the term of the initial lease.  A liability equal to the present value of the aggregated lease payments is recorded utilizing the stated lease interest rate.  If an interest rate is not stated, we will determine our estimated incremental borrowing rate.

Foreign Currency Translation

As of the year end at December 31, 2007, New World Brands did not have any balances or transactions in a foreign currency. All amounts on the consolidated balance sheets are reported in their native currency, the US dollar.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in GAAP terms and expands disclosures about fair value measurements. While SFAS 157 does not require any new fair value measurements, it may change the application of fair value measurements embodied in other accounting standards. SFAS 157 will be effective at the beginning of the Company’s 2008 fiscal year. The Company is currently assessing the effect of this pronouncement on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact, if any, that SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for the Company in 2009. The Company is currently evaluating the potential impact, if any, that SFAS 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent; the amount of net income attributable to the parent and to the noncontrolling interest; changes in a parent’s ownership interest; and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is required to be adopted prospectively for the first annual reporting period after December 15, 2008. The Company is currently reviewing this statement and has not yet determined the impact, if any, on its consolidated financial statements.

NOTE B	SALE OF DISCONTINUED OPERATIONS - IP GEAR, LTD.

New World Brands completed the sale of its Israeli subsidiary IP Gear, Ltd. as of an effective date of July 1, 2007 for accounting purposes. The company agreed to sell all the outstanding shares of the Company’s subsidiary, IP Gear Ltd., to TELES A.G. of Germany in exchange for cash on closing and further payments over a period of time. New World Brands’ consideration, as determined by the final agreement, calls for four elements: a fixed price of $1,500,000 as part of closing; an earn out over four years paid quarterly of not less than $750,000 over the four years; a minimum of $400,000 over two years defined as marketing support; and an interest bearing loan credit facility up to $1,000,000 repayable over four years. (See “Note O—Subsequent Events and Other Matters” for further details). The Earn Outs are to be paid at the greater of $46,875 or 10% of the “CPE” product line revenue for the quarter to be paid within 90 days of the end of the quarter. The Company also received a return of working capital invested during the transition period.

With certain exceptions, commencing on the date of the closing and for a certain period of time (as specified in the Final Agreement), the Company agreed not to, or cause any of its affiliates to, engage in any research and development or manufacturing activities competitive with those conducted by IP Gear, Ltd., and not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with certain products of TELES.  In addition, with certain exceptions, commencing one year after the date of closing, and effective for a period of time and within certain geographic regions relative to the grant of exclusive distribution and sale rights to the Company pursuant to the partner contract described below, the Company agreed not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with products of IP Gear, Ltd.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE B	SALE OF DISCONTINUED OPERATIONS - IP GEAR, LTD. (CONTINUED)

In accordance with the Final Agreement, the Company and TELES entered into a partner contract relating to the promotion, marketing, sale, and support of certain products of TELES and IP Gear, Ltd., pursuant to which the Company became the exclusive distributor of products of TELES and IP Gear, Ltd. in North America (including the United States, Canada, Mexico, all Caribbean nations, Guatemala, and Honduras) and non-exclusive distributor in other markets.

TELES assumed responsibility for all the liabilities and obligations of IP Gear, Ltd. except those specifically outlined in the agreement. The two items excluded are any past potential liability that IP Gear, Ltd. may have to the Office of the Chief Scientist of Israel and under a contract with one of IP Gear, Ltd.’s vendors, Piecom Tech. (See “Note O—Subsequent Events and Other Matters.”)

New World Brands’ management was authorized by the board to complete the sale to TELES of its IP Gear, Ltd. (Israel) subsidiary. A preliminary agreement was reached July 18 2007 and the closing occurred on July 26, 2007. The final agreement for the sale of the subsidiary was approved by our Board’s consent and by Teles’ Supervisory board on July 25, 2007

The condensed statement of operations for the 12 months ended December 31, 2007 below represent the reclassified discontinued operations of New World Brands as a result of the sale of IP Gear Ltd. It also shows the loss recorded at the end of the second quarter due to the revaluation of our investment in IP Gear Ltd down to its net realizable value as defined by the then pending transaction to sell IP Gear Ltd.

	Selected Statements of Operations Data for the Company’s Discontinued Operations for 12 Months Ended December 31
	2007	2006

Total Revenue	$998,981	$2,592,543

Pre Tax Loss from Discontinued Operations	(1,407,911)	(3,147,014)
Income Tax Provision	-	-

Loss from Discontinued Operations	(1,407,911)	(3,147,014)

Pre-Tax Impairment Loss	(2,462,448)	-
Gain from Sale of Discontinued Operations	4,706	-
Income Tax Provision	-	-
Loss from Discontinued Operations, net of Tax	$(3,944,689)	$(3,147,014)

As a result of the impairment, the Company reported a loss of $3,949,394 at the end of the second quarter in accordance with FASB No. 144, “Accounting for Impairment of and Disposal of Long-Lived Assets,” and recorded a gain on disposal of $4,706 by the end of the year due to gains from the Earn Out portion of the sale in excess of the minimums by an amount of $28,681. These losses and gains are recorded on the Company’s financial statements in the income statements for the years ended 2007 and 2006, in the line items “Loss from Discontinued Operations” and “Gain From Sale of Discontinued Operations,” respectively.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE C	INVENTORIES

Inventories as of December 31, 2007 consisted of the following:

Resale Hardware
Total Inventories	$819,654
Less allowance for obsolete inventories	(75,000)
Inventories, net	$744,654

NOTE D	PROPERTY AND EQUIPMENT

As of December 31, 2007, our property and equipment consisted of the following:

		Useful Lives (In Years)
Operating Equipment	$1,804,175	5
Rental Equipment	44,928	5
Leasehold improvements	227,922	15
Computer software	189,256	3 - 5
Furniture and fixtures	30,419	3 - 5
Other	4,100	5
Total property and equipment	2,300,800
Less accumulated depreciation and amortization	878,994
Property and equipment, net	$1,421,806

Operating equipment acquired under capital leases	$456,197
Less accumulated amortization	167,181
	$289,016

Depreciation and amortization expense of continuing operations amounted to approximately $406,000 and $296,000 for the years ended December 31, 2007 and 2006, respectively.  Amortization of leased equipment, which has been included in depreciation expense on the accompanying financial statements, was approximately $ 90,000 and $ 77,000 for the years ended December 31, 2007 and 2006, respectively.

NOTE E	NOTES PAYABLE

Bank of America and P & S Spirit.

At the start of 2007, New World Brands maintained a loan outstanding to the Bank of America in the amount of approximately $98,000. This term loan was due by March 31, 2007. New World Brands repaid this loan with the proceeds of a new term loan it obtained from P & S Spirit on March 30, 2007. On and effective March 30, 2007, we entered into a term loan and security agreement with P&S Spirit (the “P&S Term Loan”).  The principal amount of the P&S Loan is $1,000,000.  Monthly payments of interest only at two percent over the Wall Street Journal Prime Rate payable in arrears are due commencing on May 1, 2007.  The interest rate on this loan at December 31, 2007 was 9.25%. The principal balance of the P&S Loan and any unpaid accrued interest up to that date becomes due in full on January 2, 2009.  The P&S Loan includes certain covenants, including a financial reporting requirement which is due forty-five days after the close of a calendar quarter, and requirements that we maintain a ratio of current assets to current liabilities of at least 1.2 to 1 and a total liabilities to tangible net worth ratio not exceeding 2.5 to 1. The company was in compliance with both of these ratios as at December 31, 2007.

The P&S Loan also grants P&S Spirit a first position security interest with respect to all of the Company’s assets.  The P&S Loan is also backed by a guaranty by Qualmax (which, pending completion of the contemplated merger of Qualmax into the Company, holds a controlling interest in the Company), a security interest in the assets of Qualmax (consisting solely of 100 shares of series A convertible preferred stock of the Company, par value $0.01 per share, which stock is convertible into 298,673,634 shares of the Company’s common stock, par value $0.01 per share), and by the personal guaranty of M. David Kamrat, Chairman of the Board of Directors and Chief Executive Officer of the Company, and a director and executive officer of Qualmax.  M. David Kamrat’s personal Guaranty is limited to the sum of $1,000,000, although the guaranteed obligations include indemnification for certain claims against P&S Spirit relating to the P&S Term Loan.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE E	NOTES PAYABLE (CONTINUED)

The Loan proceeds were used by the Company to repay all outstanding principal, interest and fees due on our note payable with B of A, and to pay certain professional fees associated with preparation and negotiation of the P&S Term Loan.

On August 10, 2007, $500,000 of the principal balance of the P & S Term Loan was repaid by the company. The balance at December 31, 2007 was $500,000. This remaining balance of $500,000 was paid off in February 2008 closing out the P & S Spirit Term Loan. Please see “Note O—Subsequent Events and Other Matters” for further activity associated with these loans.

On May 31, 2007, the company entered into another agreement with P & S Spirit, a Credit line and Security Agreement( P & S Credit Line), for a line of credit facility in the amount of $1,050,000. The terms of the loan facility are an interest rate of Prime plus 2% (as reported in the Wall Street Journal), payments are to be interest only in arrears commencing July 1, 2007. The P & S Credit Line is secured by a corporate guaranty by Qualmax(which pending completion of the merger of Qualmax into the company, holds a controlling interest in the company) and a security interest in the assets of Qualmax(consisting solely of 298,673,634 shares of common stock of the company). The company must meet covenants of a ratio of current assets to current liabilities of at least 1.2 :1.0 and a total liabilities to net worth ratio not exceeding 2.5:1.0. The maturity date of the loan is June 1, 2011 when all principal and any outstanding interest payments are due. As of December 31, 2007, we had not drawn any funds from this loan facility. The Company was in compliance with the convenants as of December 31, 2007.

The principals of P&S Spirit include Dr. Selvin Passen, who is a director and shareholder of the Company, as well as its former Chief Executive Officer, and Dr. Jacob Schorr, who is a director of the Company

Total maturities of notes payable as of December 31, 2007 were as follows:

Total notes payable as at Dec 31, 2007	$500,000

Notes payable, current portion	0

Notes payable, net of current portion	$500,000

Interest expense on the notes payable was approximately $119,000 and $142,000 for the years ended December 31, 2007 and 2006, respectively.

NOTE F	CAPITAL LEASE OBLIGATIONS

We currently lease equipment pursuant to four capital lease agreements. In conjunction therewith, the Company has capitalized the cost of the equipment in the amount of $87,683, which is the present value of the lease payments. Interest expense on the capital lease obligations amounted to approximately $10,000 and $36,000 for the years ended December 31, 2007 and 2006, respectively. Future minimum lease payments required under the capital leases as of December 31, 2007 were as follows:

2008	$181,731
2009	19,929
2010	11,388
2011	6,024
2012	3,012
Total	222,084
Less: amounts representing interest	9,036

Present value of net minimum lease payments	213,048

Capital lease obligations, current portion	181,731

Capital lease obligations, net of current portion	$31,317

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE G	STOCKHOLDERS’ EQUITY

Capitalization

The Company’s authorized capital stock consists of 600,000,000 shares of common stock, $.01 par value per share, and 1,000 shares of preferred stock, $.01 par value.  There were 414,979,673 shares of common stock and no shares of Series A Convertible Preferred Stock issued and outstanding as of December 31, 2007.

The board of directors has the authority, without action by the Company’s stockholders, to provide for the issuance of preferred stock in one or more classes or series and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of the common stock.

Common Stock

As of December 31, 2006, our total number of authorized common stock, $.01 par value, was 50 million shares, with 44,303,909 shares issued and outstanding.  On February 1, 2007 our board acted to increase the number of authorized common stock to 600 million shares. The additional common stock was created to allow for the conversion of all outstanding preferred shares to common stock. This conversion was authorized by board consent on January 31, 2007 and become effective on April 24, 2007 resulting in the conversion of all Series A Convertible Preferred Shares to common shares at a ratio of 2,986,736 common shares for every one preferred share. Approximately 116.67 Series A Preferred Shares were converted into approximately 348 million common shares. This transaction was another step in the planned sequence of transactions that will conclude in the completion of the merger of New World Brands Inc. with Qualmax Inc.

On May 31, 2007, the company issued as converted 22,222,222 shares of common stock to P & S Spirit, in exchange for an investment of $886,093 (net of all costs) in the company. The gross amount of the purchase price prior to any costs was $1,000,000. These shares of common stock will be issued without registration under the Securities Act of 1933, as amended, and are subject to the lock out agreement signed by Qualmax, the Kamrats, P & S Spirit and certain affiliates of the Kamrats and P & S Spirit filed with the SEC on June 6, 2007.

Stockholders’ equity transactions prior to the New World Brands/Qualmax, Inc. merger date have been retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.

Preferred Stock

As of December 31, 2007, we had 1,000 shares of authorized preferred stock, $.01 par value.  There was no issued or outstanding preferred stock at December 31, 2007.

Common Stock Warrants

Warrants for the purchase of our common stock were granted during the 12 months ending December 31, 2007. Common stock warrants were issued in exchange for all outstanding preferred stock warrants concurrent with the conversion of all preferred stock to common as mentioned in the common stock segment of the notes to the financial statements at the same ratio as the common stock conversion or 2,986,736 common stock warrants in exchange for each preferred stock warrant. A total of 18.600756 preferred stock warrants were converted into 55,555,548 common stock warrants at this time with a strike price of $0.09. The warrants expire on December 31, 2011.

Common stock warrant activity for the year was as follows:

	Warrants	Weighted Average Exercise Price
Balance granted at December 31, 2006	2,320,000	$0.49
Granted in 2007	55,555,548	$0.09
Exercised in 2007	-	$-
Balance granted at December 31, 2007	57,875,548	$0.12

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE G	STOCKHOLDERS’ EQUITY (CONTINUED)

Preferred Stock Warrants

All preferred stock warrants that had been outstanding at the start of 2007 were cancelled during the year. There were no preferred stock warrants outstanding at December 31, 2007.

Preferred stock warrant activity for the year was as follows:

	Warrants	Weighted Average Exercise Price
Balance granted at December 31, 2006	18,600758	$-
(As converted to common stock)	55,555,548	$0.09
Cancelled during 2007	18.600758
Balance granted at December 31, 2007	0

Computation of Basic and Diluted Share Data

The following tables set forth the computation of basic and diluted share data for 2007 and 2006 (rounded to the nearest thousand):

Weighted average number of shares outstanding during 2006:
Basic (common)	39,044,000
Preferred (as converted to common)	86,148,000
Total	125,192,000
Effect of dilutive securities
Common - options and warrants	-
Preferred - options and warrants	-
Total	-
Weighted average number of shares outstanding - diluted	125,192,000
Weighted average of options and warrants not included above (anti-diluted):
Basic (common)	4,478,000
Preferred (as converted to common)	55,556,000
Total	60,034,000

Weighted average number of shares outstanding during 2007:
Basic (common)	433,592,000
Effect of dilutive securities
Common - options and warrants	-
Weighted average number of shares outstanding - diluted	433,592,000
Weighted average of options and warrants not included above (anti-dilutive)	43,851,000

Lock-Up Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Company, the Kamrats, P&S Spirit and certain affiliates of the Kamrats and P&S Spirit entered into an Amended and Restated Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which each such party agreed to certain restrictions on transfer on certain shares of capital stock (and securities convertible into share of capital stock) of the Company on the terms set forth therein. A copy of the Amended and Restated Lock-Up Agreement is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2007.  In particular, the parties agreed to restrict their ability to transfer shares of capital stock in the Company for up to two years without the prior approval of the other stockholders party thereto (meaning, both the Kamrats and P&S Spirit must seek the consent of the other to sell subject shares during the term of the Lock-Up Agreement).  Also, in connection with the transactions contemplated by the BOS Agreement BOS agreed to be subject to the Lock-Up Agreement, restricting the ability of BOS to transfer shares of capital stock in the Company and Qualmax for up to two years without the prior approval of the other stockholders party thereto.

NOTE H	STOCK OPTION PLANS

Performance Equity Plan

We have a Performance Equity Plan (the “Performance Equity Plan”) under which we may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options, and other stock-based awards to purchase up to 600,000 shares of Common Stock to officers, directors, key employees, and consultants. The Company may not grant any options with a purchase price less than fair market value of Common Stock as of the date of grant.  No options or other stock-based rights were issued under the Performance Equity Plan during 2007 and 2006, and none were exercised or exercisable during 2007 and 2006.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE H	STOCK OPTION PLANS (CONTINUED)

Stock Option Plan

In October 2001, we adopted a stock option plan (the “2001 Option Plan”) whereby we have reserved 5,000,000 shares of its Common Stock for purposes of granting options to purchase such shares pursuant to the 2001 Stock Option Plan.  Options are granted to officers and employees of the Company by the Board of Directors and to members of the Board on a non-discretionary basis, provided that the exercise price of the options is equal or greater than the fair market price of our Common Stock on the date the option is granted. The 2001 Stock Option Plan terminates 10 years from its effective date.  A total of 2,945,000 of options (“the New World Brands options”), granted under the 2001 Option Plan to purchase our Common Stock in exchange for services rendered, were vested and exercisable as of December 31, 2007. There were no issuances, exercises or forfeitures in 2007 or 2006..  The employees and consultant performed services related to product promotion, general business, financing, and public/investor relations.   These options were granted prior to September 15, 2006.

Employee compensation expense for the New World Brands stock options was not recognized in 2006 in the accompanying consolidated statements of income as the options were granted and fully exercisable on September 14, 2006, prior to the merger date. The consolidated statements of income include the results of operations of New World Brands from the date of the merger, September 15, 2006, to December 31, 2006.  As of December 31, 2006, there was approximately $41,610 of total unrecognized compensation cost related to unvested stock options granted under our stock option plan. That cost is expected to be recognized over a weighted average of 4 years. There are 1,755,000 shares of common stock available for future issuance, as of December 31, 2007.  The following table summarizes stock option plan as of December 31, 2007:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (in Years)	Options Exercisable
$ 0.18	1,000,000	4.9	1,000,000
$ 0.18	1,000,000	4.9	1,000,000
$ 0.18	250,000	4.9	250,000
$ 0.18	100,000	4.9	100,000
$ 0.18	100,000	4.9	100,000
$ 0.18	100,000	4.9	100,000
$ 0.50	300,000	3.5	-
$ 0.25	325,000	1.75	325,000
$ 0.10	70,000	5.5	70,000
	3,245,000		2,945,000

NOTE I	INCOME TAXES

Income tax consisted of the following for the years ended December 31, 2007 and 2006:

	2007	2006
Federal:
Current	$(403,995)	$403,995
Deferred	-	579,475
State:
Current	-	-
Deferred	-	51,130
Subtotal	(403,995)	1,034,600
Change in valuation allowance	-	(561,695)
Benefit (provision) for income taxes	$(403,995)	$472,905

The effective tax rate varies from the federal statutory maximum rate for the year ended December 31, 2007 and 2006 principally due to the following:

	2007	2006
Federal tax rate	34%	34%
Loss from foreign subsidiary	(8)%	(19)%
Benefit of net operating loss carryback	0%	(7)%
State tax rate, net of federal tax benefit	6%	1%
Book vs tax loss on sale of subsidiary	11%	-
Other	2%	-
Total	(6)%	8%

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE I	INCOME TAXES (CONTINUED)

Significant portions of the deferred tax assets and liabilities results from the tax effects of temporary differences, which of December 31, 2007, were as follows:

Deferred tax assets (short-term):
Net operating loss carry forwards	$1,829,437
Capital loss from sale of subsidiary	1,772,929
Allowance for doubtful accounts receivable	43,726
Allowance for inventory obsolescence	28,767
Depreciation & amortization	21,607
Allowance for disputes	4,219
Accruals	3,836
Deferred tax assets (long-term):
Charitable contributions carry forward	775
Net deferred tax assets before valuation allowance	3,705,296

Valuation allowance	(3,705,296)

Net deferred tax asset after valuation	$-

As of December 31, 2007, the Company had net operating losses of approximately $4.8 million that can be carried forward for up to twenty years and deducted against future taxable income. The net operating loss carry forwards expire in 2026 and 2027. The company also has a capital loss carry forward of approximately $4.6 million that can be carried forward for five years and deducted against future capital gain income. The capital loss carry forward expires in 2012.

NOTE J	RELATED PARTY TRANSACTIONS

Loans from Shareholders

The Company received $1,000,000 in a term loan from P & S Spirit, a stockholder of the company and a company controlled by two stockholders and members of the Board of Directors of New World Brands. The terms of this loan are listed in detail in note E - Notes Payable.

NOTE K	COMMITMENTS AND CONTINGENCIES

Operating Leases

We have entered into various operating leases for our facilities and equipment.  The future minimum annual rental payments due on these operating leases as of December 31, 2007 for each of the next 5 years are as follows:

Year ending December 31:
2008	$291,371
2009	68,260
2010	50,230
2011	49,780
2012	14,880

$477,121

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE K	COMMITMENTS AND CONTINGENCIES(CONTINUED)

Our U.S. operations are headquartered in Eugene, Oregon in leased commercial premises in two buildings, and the total rental expense for the years ended December 31, 2007 and 2006 was approximately $68,000 and $77,000, respectively. We have made substantial leasehold improvements to our rental premises.

The MPI Litigation

As a result of the Reverse Acquisition the Company assumed the liabilities of Qualmax.  Qualmax was named as a defendant in certain litigation filed in France before the Trade Tribunal of Nanterre against BOS by Media Partners International (“MPI,” and the “MPI Litigation”), a former distributor of BOS, whose contract with BOS allegedly related to certain distribution rights for the product division Qualmax purchased from BOS on December 31, 2005.  Pursuant to the asset purchase agreement between Qualmax and BOS, BOS agreed to indemnify and hold Qualmax harmless from liability, without limitation, arising from the claims raised in the MPI Litigation, and BOS has undertaken defense of Qualmax at BOS’s expense.  The litigation remains in its early stages, and at last report from counsel the French court had not yet made definitive rulings on defendant’s motion to change venue and jurisdiction from France to Israel.

Initial hearings on a motion for change of venue were concluded in February 2007. Additional hearings were conducted in late April 2007. The Company has been preliminarily informed that a decision from the French court to maintain venue in France was made in September 2007, and that defendants have filed an appeal of that decision, but that no ruling has been made on the appeal as of the date of this filing. At present, based upon the limited progress of the matter and without the benefit of the completion of factual discovery, management believes this litigation does not pose a significant financial risk to the Company.

Former Employee Litigation

The lawsuit brought by a former employee of the company, Fred Singer, relating to stock options and prior compensation, was settled on April 10, 2007, the company agreeing that the plaintiff, Mr. Singer, is the holder of options to purchase 70,000 shares of the company’s common stock.

The Blackstone Litigation

Qualmax was named as a defendant in a lawsuit entitled Capital Securities, LLC and Blackstone Communications Company v. Carlos Bertonnatti, Worldwide PIN Payment Corp. and Qualmax, Inc., Case No. 2006-15824-CA-01, in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, filed August 10, 2006.  The facts underlying the proceeding relate to a contract between defendant Worldwide PIN Payment Corp. and plaintiffs, and a third party, to plaintiff’s allegations of misappropriation of trade secrets and corporate opportunity, and to claims that defendants, or some of them, tortiously interfered with plaintiffs’ contract with a third party.  Plaintiffs’ seek monetary damages.  Management believes it is not entirely clear from the pleadings filed to date whether plaintiffs claim that Qualmax misappropriated trade secrets, or tortiously interfered with a third party contract, or is liable under some other theory.

This litigation was settled on April 1, 2008 between New World Brands and Blackstone. The details are provided in the subsequent events section of the notes - Note M

Credit Facility with Pacific Continental Bank

The company entered into an agreement for the use of various credit services with Pacific Continental Bank in February 2007.  The conditions of this agreement require the deposit of $250,000 with the bank as security for the services. The terms and balance remain unchanged at December 31, 2007. The deposit is in the company’s money market account with the bank and is reported on the balance sheet as part of cash and cash equivalents.

Piecom Tech

As part of the agreement to sell our IP Gear Ltd. subsidiary to Teles A.G. (see “Note B—Sale of Discontinued Operations—IP Gear, Ltd.”), we have accepted any liabilities and or any amounts recovered as a result of any claims from/against Piecom to/from IP Gear Ltd. in the future, beyond the date of closing the sale of our subsidiary. Piecom Tech had been a vendor to IP Gear Ltd and was contracted to provide outsourced contract manufacturing services. There is currently a deposit held by Piecom of $214,000 towards the production of equipment not yet delivered and an amount in escrow of $32,000 pending resolution of this matter. There is currently no expectation of any liability arising from this commitment to the company.

NOTE L	REGULATORY MATTERS

The telecommunications industry is subject to federal, state and local regulation.  Any changes in the regulations or enforcement could impact the Company’s ability to continue its current operations.

NOTE M	DEFINED CONTRIBUTION PLAN

In May 2005, we adopted a Savings Incentive Match Plan for Employees (SIMPLE) (the “Plan”) for the benefit of our employees who are reasonably expected to receive at least $5,000 in compensation during a calendar year.  We have elected to contribute to each eligible employee’s simple individual retirement account a matching contribution equal to the employee’s elective salary reduction contributions, up to a limit of three percent of the employee’s compensation for the calendar year.  Total expense for the years ended December 31, 2007 and 2006 was approximately $ 23,000 and $11,000 respectively.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE N	BUSINESS SEGMENT REPORTING

The following presents our segmented financial information by business line for the years ended December 31, 2007 and 2006.  We are currently focused on two principal lines of businesses: (i) new and resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business operated under the names “Teles USA” and “Qualmax”); and (ii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business operated under the name “NWB Telecom.”

Segmented Financial Information by Business Line For New World Brands Inc.:

	2007	2006

Net Sales:
Wholesale Carrier Services	$11,443,514	$11,230,284
Resale Hardware	5,657,689	6,307,644
Total	17,101,203	17,537,928

Cost of Sales:
Wholesale Carrier Services	9,850,272	10,382,726
Resale Hardware	4,954,381	5,317,852
Total	14,804,653	15,700,578

Gross Profit:
Wholesale Carrier Services	1,593,242	847,558
Resale Hardware	703,308	989,792
Total	2,296,550	1,837,350

Depreciation and Amortization:
Wholesale Carrier Services	236,519	199,335
Resale Hardware	2,417	90,514
Corporate	177,504	6,260
Total	416,440	296,109

Selling, General and Administrative Expenses:
Wholesale Carrier Services	1,259,716	1,451,158
Resale Hardware	1,012,687	1,023,097
Corporate	1,942,020	1,664,032
Total	4,214,423	4,138,287

Loss from Contining Operations Before Income Taxes:
Wholesale Carrier Services	97,007	(802,935)
Resale Hardware	(311,797)	(123,819)
Corporate	(2,119,524)	(1,470,292)
Total	$(2,334,313)	$(2,397,046)

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE O	SUBSEQUENT EVENTS AND OTHER MATTERS

Term Loan and Repayment of Note Payable with P & S Spirit

On February 21, 2008, effective February 15, 2008, the Company repaid all outstanding obligations under the P&S Term Loan Agreement, in the amount of $500,000. We made a draw of $500,000 against the P & S credit line facility to obtain the fund to pay the P & S term loan.

Teles AG Loan Agreement

On February 21, 2008, New World Brands, Inc., and TELES AG Informationstechnologien (“TELES”), entered into a Term Loan and Security Agreement, effective February 15, 2008, pursuant to which, from time to time prior to February 1, 2009 or the earlier termination in full of the, the Company may obtain advances from TELES up to the amount of the outstanding Commitment.  Amounts borrowed may not be reborrowed, notwithstanding any payments thereunder.  The outstanding balance of the TELES Loan will be due and payable on or before February 1, 2012.  The outstanding principal amount of the TELES Loan will be payable in 12 quarterly installments commencing May 1, 2009.  Interest on the outstanding principal amount of the TELES Loan shall be paid quarterly commencing May 1, 2008, at the per annum interest rate of 7%, compounded quarterly

Blackstone Litigation

On April 1, 2008, effective as of March 31, 2008, the Company entered into a settlement agreement in relation to a lawsuit entitled Capital Securities, LLC and Blackstone Communications Company v. Carlos Bertonnatti, Worldwide PIN Payment Corp. and Qualmax, Inc., Case No. 2006-15824-CA-01, filed August 10, 2006 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida (the “Blackstone Litigation”). As disclosed in the Company’s Quarterly Reports on Form 10-QSB filed with the SEC on November 19, August 20, and May 21, 2007, and the Company’s Annual Report on Form 10-KSB filed with the SEC on April 17, 2007, the facts underlying the Blackstone Litigation relate to a contract between defendant Worldwide PIN Payment Corp. and plaintiffs, and a third party, to plaintiffs’ allegations of misappropriation of trade secrets and corporate opportunity, and to claims that defendants, or some of them, tortiously interfered with plaintiffs’ contract with a third party.

Pursuant to the settlement agreement, the Company has agreed to pay plaintiffs the sum of $50,000 toward plaintiffs’ costs of litigation, and in exchange, plaintiffs have released the Company from all claims asserted by plaintiffs or otherwise arising against the Company; all claims against the Company were dismissed with prejudice.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders
New World Brands, Inc. and Subsidiary
Eugene, Oregon

We have audited the accompanying consolidated balance sheet of New World Brands, Inc. and Subsidiary as of December 31, 2006 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New World Brands, Inc. and Subsidiary as of December 31, 2006, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

BERENFELD, SPRITZER, SHECHTER & SHEER

April 14, 2007

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets:
Cash and cash equivalents	$3,396,617
Accounts receivable, net	1,496,865
Inventories, net	1,817,824
Prepaid expenses	175,367
Income tax refund receivable	403,995
Other current assets	220,802

Total Current Assets	7,511,470

Property and Equipment, net	5,839,651

Other Assets:
Deposits and other assets	153,411

Total Assets	$13,504,532

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Note payable, current portion	$984,323
Capital lease obligations, current portion	169,202
Accounts payable	1,238,551
Accrued expenses	1,196,746
Customer deposits	59,625
Advances from shareholders	53,665

Total Current Liabilities	3,702,112

Long-Term Liabilities:
Capital lease obligations, net of current portion	175,147
Other	53,411

Total Long-Term Liabilities	228,558

Total Liabilities	3,930,670

Commitments and Contingencies

Stockholders' Equity:
Preferred stock, $.01 par value, 1,000 shares authorized, 200 shares designated as Series A preferred stock	-
Series A preferred stock, $.01 par value, 200 shares authorized 116.666974 shares issued and outstanding	1
Common stock, $.01 par value, 50,000,000 shares authorized, 44,303,939 shares issued and outstanding	443,040
Additional paid-in capital	36,462,218
Accumulated other comprehensive loss	(49,295)
Accumulated deficit	(27,282,102)

Total Stockholders' Equity	9,573,862

Total Liabilities and Stockholders' Equity	$13,504,532

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Net sales:
Resale and proprietary hardware	$8,800,437	$9,810,314
Wholesale carrier service	11,330,034	8,227,222
	20,130,471	18,037,536
Cost of sales:
Resale and proprietary hardware	(7,508,726)	(8,126,649)
Wholesale carrier service	(10,382,726)	(7,411,035)
	(17,891,452)	(15,537,684)
Gross profit on sales	2,239,019	2,499,852
Selling general and administrative expenses	(7,880,960)	(2,286,127)
Income (loss) from operations	(5,641,941)	213,725
Other income and expenses:
Interest and other income	64,286	232,340
Interest and other expenses	(320,924)	(123,831)
	(256,638)	108,509
Income (loss) before income taxes	(5,898,579)	322,234
Benefit (provision) for income taxes	472,905	(118,229)
Net income (loss)	$(5,425,674)	$204,005
Basic earnings (loss) per share	$(0.04)	$0.00
Diluted earnings (loss) per share	$(0.04)	$0.00
Weighted average shares outstanding:
Basic	125,192,000	166,861,000
Diluted	125,192,000	250,387,000
Comprehensive income (loss):
Net income (loss)	$(5,425,674)	$204,005
Loss on foreign currency translation, net of income tax benefit	(49,295)	-
Comprehensive income (loss)	$(5,474,969)	$204,005

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

						Accumulated	Retained
	Series A				Additional	Other	Earnings	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit)	Equity

Balances at January 1, 2005	-	$-	107,767,034	$1,077,670	$(1,077,670)	$-	$860,642	$860,642

Issuances of stock - 2005
Exercise of stock options in exchange for existing common stock shares	-	-	79,827,423	798,274	(798,274)	-	-	-
Exercise of stock option	-	-	1,995,686	19,957	(3,622)	-	-	16,335
Issuance of common stock for cash	-	-	1,995,686	19,957	85,043	-	-	105,000
Issuance of stock for equipment	-	-	7,982,742	79,827	170,173	-	-	250,000
Issuance of common stock from recapitalization	-	-	17,105,876	171,059	(171,059)	-
Issuance of common stock resulting from dilutive provisions of recapitalization	-	-	7,127,449	71,274	(71,274)	-	-	-
Issuance of common stock for cash	-	-	2,075,214	20,752	165,244	-	-	185,996
Issuance of common stock for asset acquisition	-	-	45,554,731	455,547	4,044,453	-		4,500,000
Return of capital in settlement of related party receivables	-	-	-	-	(10,223)	-	-	(10,223)

Net income - 2005	-	-	-	-	-	-	204,005	204,005

Balances at December 31, 2005	-	-	271,431,841	2,714,317	2,332,791	-	1,064,647	6,111,755

Issuances of stock - 2006
Additional common stock issued in consideration of asset acquisition	-	-	5,806,633	58,066	594,321	-	-	652,387
Issuance of common stock for cash	-	-	13,315,856	133,159	1,206,841	-	-	1,340,000
Issuance of common stock in exchange for partial repayments of principal on note payable	-	-	5,981,070	59,811	540,189	-	-	600,000
Issuance of stock for equipment	-	-	2,138,235	21,382	193,118	-	-	214,500
Recapitalization of Qualmax common stock as a result of the reverse acquisition	-	-	(298,673,635)	(2,986,735)	2,986,735	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

						Accumulated	Retained
	Series A				Additional	Other	Earnings	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit)	Equity

Issuances of stock - 2006 (continued)
Recapitalization of New World Brands as a result of the reverse acquisition	-	-	44,303,939	443,040	24,278,035	-	(22,921,075)	1,800,000
Issuance of Series A preferred stock as a result of the reverse acquisition	100	1	-	-	(1)	-	-	-
Issuance of Series A preferred stock for cash	11.160454	-	-	-	3,000,000	-	-	3,000,000
Cost of raising capital	-	-	-	-	(150,000)	-	-	(150,000)
Issuance of Series A preferred stock in exchange for partial repayment of note payable, accrued royalties and outsourcing expenses, and release of obligations from operating agreements	5.50652	-	-	-	1,480,189	-	-	1,480,189

Net loss - 2006	-	-	-	-	-	-	(5,425,674)	(5,425,674)
Loss on foreign currency translation, net of tax benefit						(49,295)		(49,295)

	116.666974	$1	44,303,939	$443,040	$36,462,218	$(49,295)	$(27,282,102)	$9,573,862

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:
Net income (loss)	$(5,425,674)	$204,005
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation and amortization	2,164,602	182,097
Issuance of stock for royalties and outsourcing expenses	356,817	-
Changes in operating assets and liabilities:
- Accounts receivable	59,894	(1,114,127)
- Inventories	663,672	(1,131,040)
- Prepaid expenses	112,919	(240,669)
- Income tax refund receivable	(403,995)	-
- Deferred tax asset	45,467	-
- Other current assets	(158,605)	(39,097)
- Deposits and other assets	229,788	(358,199)
- Accounts payable	266,341	348,374
- Accrued expenses	541,484	530,006
- Customer deposits	(23,712)	83,337
- Income taxes payable	-	(301,776)
- Deferred income taxes	(111,540)	(11,588)
- Other liabilities	53,411	(2,500)
Net cash used in operating activities	(1,629,131)	(1,851,177)
Cash flows from investing activities:
Acquisition of property and equipment	(1,277,327)	(385,004)
Net cash acquired from the reverse acquisition	1,800,000	-
Net cash provided by (used in) investing activities	522,673	(385,004)
Cash flows from financing activities:
Proceeds from notes payable	-	3,444,323
Payments of principal on notes payable	(1,460,000)	(551,711)
Payments of principal on capital lease obligations	(141,153)	(5,298)
Net repayment of advances from shareholders	(75,245)	100,972
Sales of common and preferred stock	4,190,000	290,996
Exercise of stock options	-	16,335
Net cash provided by financing activities	2,513,602	3,295,617
Net increase in cash and cash equivalents	1,407,144	1,059,436
Cash and cash equivalents, beginning of year	1,989,473	930,037
Cash and cash equivalents, end of year	$3,396,617	$1,989,473

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Supplemental disclosures of cash flow information:
Cash paid during the year for:
- Income taxes	$-	$469,573
- Interest	$178,168	$123,831
Non-cash investing and financing activities:
Issuance of common stock for asset acquisition
- Inventories	79,179	$800,000
- Property and equipment	573,208	3,700,000
- Additional paid-in capital	(652,387)	(4,500,000)
	$-	$-
Issuance of stock for payment of note payable
- Note payable	$600,000	$-
- Additional paid-in capital	(600,000)	-
	$-	$-
Issuance of common stock for property and equipment
- Fair value of property and equipment acquired	$214,500	$250,000
- Additional paid-in capital	(214,500)	(250,000)
	$-	$-
Issuance of preferred stock for partial repayment of note payable, accrued royalties and outsourcing expenses, and release of obligations from operating agreements
- Note payable	$400,000	$-
- Royalties and outsourcing expenses	356,817
- Property and equipment	723,372	-
- Additional paid-in capital	(1,480,189)	-
	$-	$-
Acquisition of property and equipment through capital lease obligations
- Fair value of property and equipment acquired	$387,384	$103,416
- Capital lease obligations incurred	(387,384)	(103,416)
	$-	$-
Reclassification of related party transactions
- Advances from shareholders	$-	$(10,223)
- Additional paid-in capital	-	10,223
	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

New World Brands, Inc. (“New World Brands”, the “Company”, “we”, “us” or “our”) is a Delaware corporation that until September 15, 2006 was an importer of wine and spirits beverages for sale and distribution throughout the United States.  On September 15, 2006, we sold our wine and spirits business, and, by way of a reverse acquisition, acquired all of the assets and assumed all of the liabilities of Qualmax, Inc., a Delaware corporation (“Qualmax” and the reverse acquisition the “Reverse Acquisition”).

As a result of the Reverse Acquisition we are no longer in the wine and spirits business, and instead we are now a telecommunications research and development, sales, and service company, focusing on products and services utilizing voice over internet protocol (“VoIP”) technology.  We develop, manufacture and sell our own line of VoIP technology products through our wholly owned subsidiary, IP Gear, Ltd., an Israeli corporation (“IP Gear, Ltd.”).  We are also a reseller of VoIP related telecommunications equipment, and a reseller of wholesale VoIP telephony service.

Our acquisition of Qualmax and its wholly owned subsidiary IP Gear, Ltd. was accounted for as a reverse acquisition.  Although New World Brands was the company that made the acquisition, Qualmax was treated as the surviving company for accounting purposes.  As a result, the accompanying financial statements reflect the results of operations and cash flows of Qualmax and IP Gear, Ltd. prior to September 15, 2006, and the financial position, results of operations, and cash flows of New World Brands, Qualmax, and IP Gear, Ltd. from and after September 15, 2006.

All inter-company accounts and transactions have been eliminated in consolidation.

On September 15, 2006 the Company changed its fiscal year end from May 31 to December 31, which is Qualmax’s fiscal year end.  The change in fiscal year results from the acquisition of Qualmax and IP Gear, Ltd., which was accounted for as a reverse acquisition.

Reverse Acquisition Accounting

In June 2006, New World Brands determined to change its business plan by selling its wine and spirits business for the sum of $500,000 (the “Sale Transaction”), issuing 7,500,000 shares of common stock for $1,500,000 (the “Private Equity Investment”), and merging with Qualmax and its wholly owned subsidiary IP Gear, Ltd. under the Reverse Acquisition.  The Sale Transaction and Private Equity Investment each took place on September 14, 2006, after which New World Brands assets consisted solely of cash in the

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amount of $2,000,000, and certain contract rights under the Reverse Acquisition agreement with Qualmax.  The Reverse Acquisition was completed on September 15, 2006, subject to shareholder ratification and certain filings and amendments that are necessary to finalize the merger.

Pursuant to the Reverse Acquisition, New World Brands issued 100 shares of its Series A Convertible Preferred Stock (the “Preferred Stock”) to Qualmax.  The preferred stock was issued because New World Brands did not have sufficient authorized and available common stock shares to issue on September 15, 2006 when the Reverse Acquisition was consummated.  The Preferred Stock represented, as of September 15, 2006, the right to vote approximately eighty-six percent (86%) of the issued and outstanding shares of our capital stock, calculated under the premise that the Preferred Stock had been converted to the appropriate number of shares of our common stock (meaning, on an “as-converted” basis).

The Boards of Directors of New World Brands and Qualmax (the “Boards”) have each agreed that Qualmax will be merged with the Company (the “Merger”), after which the separate corporate existence of Qualmax shall cease.

The Boards have agreed that the following events (the “Merger Events”) must occur in order to complete the Merger.

1.	Any filings that may be necessary to complete the Merger.

2.
The stockholders of New World Brands and Qualmax must approve the Merger.  Qualmax, in its capacity as the holder of Preferred Stock currently holding (as of the date of these financial statements) the right to vote approximately seventy-six percent (76%) of the issued and outstanding shares of our capital stock, calculated on an as-converted basis, has agreed to vote its shares in favor of the Merger, and Qualmax will cease to exist once the Merger is completed.

The acquisition of Qualmax resulted in a change of control of New World Brands.  As a result of the reverse acquisition accounting treatment, Qualmax is deemed to be the acquiring company for accounting purposes.  Effective on the acquisition date of September 15, 2006, New World Brands’ consolidated balance sheet included the assets and liabilities of Qualmax and its wholly owned subsidiary IP Gear, Ltd. and its consolidated equity accounts were recapitalized to reflect the combined equity of New World Brands, Qualmax and IP Gear, Ltd. Consolidated financial statements for the year ended December 31, 2005 are those of Qualmax and IP Gear, Ltd. only.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Revenue Recognition

The accompanying consolidated financial statements have been prepared using the accrual method of accounting.  Revenues from our VoIP telephony services division have been recognized as services are rendered.  Revenue from the sale of products from our own line of VoIP equipment or reseller equipment is recognized as our customers take delivery of our products.  Any amounts received from our customers in advance are recorded as customer deposits and classified as other current liabilities.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments in debt instruments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are presented at net realizable value, which is comprised of total accounts receivable less any allowances for uncollectible accounts.  The Company provides an allowance for potentially uncollectible accounts based upon a periodic review and analysis of outstanding accounts receivable balances.  The resulting estimate of uncollectible receivables is charged to an allowance for doubtful accounts.  Recoveries of accounts previously written off are used to offset the allowance account in the periods in which the recoveries are made.  Accordingly, as of December 31, 2006 and 2005, accounts receivable has been written down to its estimated net realizable value, and results of operations for the year ended December 31, 2006 and 2005 include corresponding charges of approximately $437,000 and $144,000, respectively.  The allowance for doubtful accounts as of December 31, 2006 was approximately $143,000.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis.  Market represents the lower of replacement cost or net realizable value on inventories as a whole.  Inventories are made up primarily of high technology telephone switching and VoIP routing equipment and their parts.  Some of these inventories are manufactured and may include finished goods, work in process or unassembled components.  The majority of inventories are finished goods for resale that were purchased from other manufacturers.  Due to rapid technological advancements in the industry, inventories may, from time to time, be subject to impairment and obsolescence.  We record an allowance for slow-moving and obsolete inventories based upon a periodic review and analysis of inventories on hand.  During 2006, we segregated our obsolete and slow-moving inventories, which were comprised of outdated telephone switching and VoIP routing equipment.  Accordingly, the allowance for obsolete inventories as of December 31, 2006 was approximately $246,000.

Concentration of Credit Risk

From time to time, the Company has cash in financial institutions in excess of federally insured limits.  However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.  Cash exceeding federally insured limits amounted to approximately $3,170,000 as of December 31, 2006.

Business Concentrations

We did not have any single supplier that represented more than ten percent of purchases or any single customer that represented more than ten percent of sales during the year ended December 31, 2006.  We had three major suppliers that accounted for 48% of our purchases but no single customer that represented more than ten percent of sales during the year ended December 31, 2005.

Impairment of Long-Lived Assets and Long-Lived Assets Subject to Disposal

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144.  Recoverability of assets to be held and used is measured by a comparison of the carrying

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets and Long-Lived Assets Subject to Disposal (Continued)

amount of an asset to future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  Assets subject to disposal are reported at the lower of the carrying amount or fair value less costs to sell.  We had no impairment of our long-lived assets during the years ended December 31, 2006 or 2005.

Property and Equipment

Property and equipment are recorded at cost.  For financial statement purposes, depreciation of software, furniture and equipment is computed using the straight-line method over their estimated useful lives of the assets while leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of their respective leases.  Expenditures for replacements, maintenance and repairs that do not extend the lives of the assets are charged to operations as the expenses are incurred.  When assets are retired, sold or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in the year of disposal.

Stock Options

Effective January 1, 2006, we adopted the fair value method of accounting for awards of employee stock and options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” and SFAS No. 123R, “Share-Based Payment.” These standards require the cost associated with employee services in exchange for equity instruments based on the grant date fair value of the award, be recognized over the period during which the employee is required to provide services in exchange for the award. No compensation cost is recognized for awards for which employees do not render the requisite service. Because the Company changed its method of accounting from the intrinsic method as per APB Opinion No. 25, upon adoption, the grant date fair value of employee share options was estimated using the Black-Scholes model. Compensation cost for the unvested portion of equity awards granted prior to January 1, 2006, will be recognized over the remaining vesting periods. Due to the prospective adoption of SFAS No. 123R, results of operations for prior periods have not been restated.

Prior to 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for stock

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options (Continued)

issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, and had adopted only the disclosure requirements of SFAS No. 123. See Note G, Stock Option Plans.

Software Costs

Certain computer software development costs are capitalized in the accompanying consolidated balance sheet in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalization of computer software development costs begins upon the establishment of technological feasibility. Capitalization ceases and amortization of capitalized costs begins when the software product is commercially available for general release to customers. Amortization of capitalized computer software development costs is included in general and administrative expenses and is provided using the straight-line method over the remaining estimated economic life of the product, not to exceed three years.  Net unamortized software costs as of December 31, 2006 amounted to approximately $4,080,000.  Amortization of software costs for the years ended December 31, 2006 and 2005 was approximately $1,815,000 and $0, respectively.

Segment Information

Our business consists of three operating segments: (i) proprietary hardware, which is our VoIP technology development and equipment manufacturing subsidiary that is located in Israel, IP Gear, Ltd.; (ii) resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business operated under the name "IP Gear"; and (iii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business operated under the name "IP Gear Connect".  See Note P – Business Segment Reporting.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash, certificates of deposit, accounts receivable, accounts payable, accrued liabilities and notes payable.  The carrying amounts of such financial instruments approximate their respective estimated fair values due to the short-term maturities and approximate market interest rates of these instruments.  The estimated fair values are not necessarily indicative of the amounts we would realize in a current market exchange or from future earnings or cash flows.

Earnings per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common stock equivalents are options and warrants granted by the Company and are calculated under the treasury stock method. Common equivalent shares from unexercised stock options and warrants are excluded from the computation when there is a loss as their effect is antidilutive, or if the exercise price of such options and warrants is greater than the average market price of the stock for the period.  See Note F for the computation of basic and diluted share data.

Income Taxes

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets amounts expected to be realized.  IP Gear, Ltd. files an individual income tax return in Israel.  U.S. income taxes are not provided on undistributed earnings, which are expected to be permanently reinvested by the foreign subsidiary, unless the earnings can be repatriated in a tax-free or cash-flow neutral manner.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred.  Advertising and promotional expenses amounted to approximately $283,000 and $88,000 for the years ended December 31, 2006 and 2005, respectively.

Leases

We account for leases in accordance with SFAS No.13 “Accounting for Leases”, under which we perform a review of each newly acquired lease to determine as whether it should be treated either as a capital or an operating lease.  A capital lease asset is capitalized and depreciated over the term of the initial lease.  A liability equal to the present value of the aggregated lease payments is recorded utilizing the stated lease interest rate.  If an interest rate is not stated, we will determine our estimated incremental borrowing rate.

Foreign Currency Translation

IP Gear, Ltd.’s functional currency is the New Israeli Shekel, which is its local currency. Accordingly, balance sheet accounts are translated at the exchange rate in effect at the end of the year and income statement accounts are translated at the average exchange rate for the year.  Translation gains and losses are included as a separate component of stockholders’ equity as cumulative translation adjustments.  Foreign currency transaction gains and losses are included in operations as other income and expenses.  For the years ended December 31, 2006 and 2005, foreign currency transaction losses were approximately $30,000 and $0, respectively.

Comprehensive Income (Loss)

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income.  As of December 31, 2006, the Company’s net accumulated other comprehensive loss of approximately $49,000 was comprised of the cumulative foreign currency translation loss in the amount of approximately $79,000 less deferred tax benefit on the foreign currency translation loss of approximately $30,000.  As of December 31, 2005, there were no components of comprehensive income other than net income.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS No. 159 permits entities to choose to measure eligible financial instruments at fair values.  The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings.  The decision to elect the fair value options is determined on an instrument by instrument basis, should be applied to an entire instrument, and is irrevocable.  Assets and liabilities measured at fair values pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using other measurement attributes.  SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  We are currently analyzing the potential impact of adoption of SFAS No. 159 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.  SAB 108 was effective for the first annual period ending after November 15, 2006 with early application encouraged.  We adopted the provisions of SAB 108 in 2006 and the impact of adoption was not material to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of SFAS 109, (“FIN 48”).  FIN 48 provides interpretive guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  We are reviewing the impact of adopting FIN No. 48, but we do not anticipate that the impact will be material to our consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A –	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, which will be effective for fiscal years that begin after December 15, 2006.  This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, or SFAS No. 140, regarding (1) the circumstances under which a servicing asset or servicing liability must be recognized, (2) the initial and subsequent measurement of recognized servicing assets and liabilities, and (3) information required to be disclosed relating to servicing assets and liabilities.  We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, or SFAS No. 155, which will be effective for fiscal years that begin after December 15, 2006.  This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows.  SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that are derivative financial instruments.  We do not anticipate adoption of this standard will have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which was adopted effective January 1, 2006.  This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary. Adoption of this standard did not have a material impact on our consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE B –	INVENTORIES

Inventories as of December 31, 2006 consisted of the following:

	Resale Hardware	Proprietary Hardware	Total
Raw materials	$-	$313,200	$313,200
Work-in progress	-	145,221	145,221
Finished goods	979,727	625,316	1,605,043
Total inventories	979,727	1,083,737	2,063,464
Less allowance for obsolete inventories	(93,975)	(151,665)	(245,640)
Inventories, net	$885,752	$932,072	$1,817,824

NOTE C –	PROPERTY AND EQUIPMENT

As of December 31, 2006, our property and equipment consisted of the following:

		Useful Lives (In Years)

Operating equipment	$1,483,898	5
Rental equipment	101,056	5
Leasehold improvements	232,519	15
Computer software	6,297,206	3 - 5
Furniture and fixtures	62,206	5 - 10
Other	4,100	5
Total property and equipment	8,180,985
Less accumulated depreciation and amortization	2,341,334
Property and equipment, net	$5,839,651

Operating equipment acquired under capital leases	$489,007
Less accumulated amortization	(82,527)
	$406,480

Depreciation and amortization expense amounted to approximately $2,165,000 and $182,000 for the years ended December 31, 2006 and 2005, respectively.  Amortization of

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE C –	PROPERTY AND EQUIPMENT (CONTINUED)

leased equipment, which has been included in depreciation expense on the accompanying financial statements, was approximately $77,000 and $6,000 for the years ended December 31, 2006 and 2005, respectively.

NOTE D –	NOTES PAYABLE

Bank of America, N.A.

We maintained a line of credit facility with Bank of America, N.A. (“B of A”) during 2006.  In September 2006, the line of credit was converted into a term loan in the amount of approximately $985,000 that was due on March 31, 2007.  Interest only was payable monthly at B of A’s prime rate (B of A prime was 8.25% at December 31, 2006) plus 3%.  As of December 31, 2006, the outstanding principal balance on the note payable was $984,323.

The loan was secured by the assets of the Company, and as a condition of the note payable, B of A required us to maintain a current assets to current liabilities ratio of at least 1.2 to 1 and a total liabilities to tangible net worth ratio that is not to exceed 2.5 to 1.  For the year ended December 31, 2006, the Company was in compliance with these ratios, and with all other terms of the loan.

The entire principal balance was subsequently paid on March 30, 2007, in a transaction described in more detail in Note L, Subsequent Events and Other Matters, under the heading “Term Loan and Repayment of Line of Credit with B of A.”

Total maturities of notes payable as of December 31, 2006 were as follows:

2007	$984,323

Total notes payable	984,323

Notes payable, current portion	984,323

Notes payable, net of current portion	$-

Interest expense on the notes payable was approximately $142,000 and $109,000 for the years ended December 31, 2006 and 2005, respectively.

B.O.S. Better Online Systems Ltd.

In December 2005, we acquired certain assets of Better Online Solutions Ltd.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE D –	NOTES PAYABLE (CONTINUED)

B.O.S. Better Online Systems Ltd. (Continued)

 (“BOS”) and contributed them into our wholly owned Israeli subsidiary, IP Gear, Ltd.  As a condition of the acquisition by Qualmax of the BOS VoIP and GSM product lines and related technology, BOS agreed to lend to the Company a total of $1,000,000 on December 31, 2005 (the “BOS Loan”).  The entire principal and interest balance of the BOS Loan was repaid during 2006 in three portions, each by the issuance of capital stock.  The first two such issuances, as payment of principal in the amounts of $350,000 on June 30, 2006 and $250,000 on July 31, 2006, were of the common stock of Qualmax.  The final such issuance, in the principal amount of $400,000 and all remaining unpaid interest, effective December 31, 2006, was of the Preferred Stock of the Company, and as of December 31, 2006 the Company was no longer indebted to BOS in any amount.  The December 31, 2006 issuance of Preferred Stock in exchange for release from the BOS Loan and other obligations is discussed in more detail in Note F, Stockholders’ Equity, under the heading “Preferred Stock.”

NOTE E –	CAPITAL LEASE OBLIGATIONS

We currently lease equipment pursuant to seven capital lease agreements.  In conjunction therewith, the Company has capitalized the cost of the equipment in the amount of $489,000, which is the present value of the lease payments.    Interest expense on the capital lease obligations amounted to approximately $36,000 and $1,700 for the years ended December 31, 2006 and 2005, respectively.  Future minimum lease payments required under the capital leases as of December 31, 2006 were as follows:

2007	$194,049
2008	176,566
2009	7,027

Total	377,642

Less: amounts representing interest	(33,293)

Present value of net minimum lease payments	344,349

Capital lease obligations, current portion	169,202

Capital lease obligations, net of current portion	$175,147

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY

Capitalization

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, and 1,000 shares of preferred stock, $.01 par value.  There were 44,303,939 shares of common stock and 116.666974 shares of Series A Convertible Preferred Stock outstanding as of December 31, 2006.

The board of directors has the authority, without action by the Company’s stockholders, to provide for the issuance of preferred stock in one or more classes or series and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of the common stock.

Common Stock

As of December 31, 2006, our total number of authorized common stock, $.01 par value, was 50 million shares, with 44,303,909 shares issued and outstanding.  On February 1, 2007 our board acted to increase the number of authorized common stock to 600 million shares. The additional common stock shares will become available upon the effectiveness, by shareholder action, of an amendment to our certificate of incorporation. Upon authorization of the additional common shares, all Series A Convertible Preferred Shares will automatically convert to common shares at a ratio of 2,986,736 common shares for every one preferred share.

Stockholders’ equity transactions prior to the New World Brands/Qualmax, Inc. merger date have been retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.

Preferred Stock

As of December 31, 2006, we had 1,000 shares of authorized preferred stock, $.01 par value.  In connection with the transactions contemplated by the Reverse Acquisition, the Board authorized the creation and issuance of shares of voting preferred stock designated as “Series A Convertible Preferred Stock” (the “Preferred Stock”).  The terms, rights, preferences and privileges of the Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on August 30, 2006, as amended on January 8, 2007 to increase the authorized number of shares of Preferred Stock from 100 to 200 (the “Certificate of Designation”).  Pursuant to the Reverse Acquisition, the Company issued 100 shares of Preferred Stock to Qualmax, which shares of Preferred Stock are convertible into 298,673,634 shares of Common Stock and which represent more than a majority of the voting power of the Company’s issued and

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Preferred Stock (Continued)

outstanding shares of capital stock (on an as-converted basis).  Pursuant to the Certificate of Designation, the shares of Preferred Stock will be automatically converted into shares of Common Stock upon the filing of the Charter Amendments described below.

During 2006, we issued 116.666974 shares of our Series A Convertible Preferred Stock, as follows:

Pursuant to the Reverse Acquisition, New World Brands issued 100 shares of Preferred Stock, convertible into 298,673,634 shares of our common stock, to Qualmax.

Effective December 29, 2006, the Company entered into an Amended and Restated Stock Subscription and Share Transfer Agreement (the “Subscription Agreement”) with P&S Spirit, LLC, a Nevada limited liability company (“P&S Spirit”) pursuant to which P&S Spirit agreed to invest between $3 million and $5 million by purchasing shares of the Company’s Series A Convertible Preferred stock in three stages, at a price of $268,806.27 per share of Preferred Stock (equivalent to $0.09 per share of common stock, par value $0.01 per share (the “Common Stock”), on an as-converted basis): (i) on December 29, 2006, an investment of $3,000,000 by purchase of 11.160454 shares of Preferred Stock of the Company, convertible into 33,333,333 shares of Common Stock; and (ii) after the second fiscal quarter of 2007, subject to certain conditions set forth in the Subscription Agreement and summarized below, an additional investment of $1,000,000 (the “Second Tranche”) by purchase of 3.720151 shares of Preferred Stock, convertible into 11,111,111 shares of Common Stock; and (iii) after the third fiscal quarter of 2007, subject to certain conditions set forth in the Subscription Agreement and summarized below, an additional investment of $1,000,000 (the “Third Tranche”) by purchase of 3.720151 shares of Preferred Stock, convertible into 11,111,111 shares of Common Stock.

The Second Tranche is only payable by P&S Spirit in the event that the Company’s consolidated unaudited financial statements as filed on Form 10-QSB (or, Form 10-Q, if applicable) for the second quarter ending June 30, 2007 reflect EBITDA of: (A) $543,000 or greater for the three month period ending June 30, 2007; or (B) $618,000 or greater for the six month period ending June 30, 2007.  Therefore, if the foregoing conditions are met, the Second Tranche payment could be required no sooner than 5 days after the filing of the Company’s quarterly report on Form 10-QSB for the quarter ending June 30, 2007.

The Third Tranche is only payable by P&S Spirit in the event the Company’s consolidated unaudited financial statements as filed on Form 10-QSB (or, Form 10-Q, if applicable) for the third quarter ending September 30, 2007 reflect EBITDA of: (A) $885,000 or greater for the three month period ending September 30, 2007; or (B) $1,503,000 or greater for the nine month period ending September 30, 2007.  Therefore, if the foregoing conditions are

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Preferred Stock (Continued)

met, the Third Tranche payment could be required no sooner than 5 days after the filing of the Company’s quarterly report on Form 10-QSB for the quarter ending September 30, 2007.  Also, if the Second Tranche is not payable at the time the Third Tranche becomes payable, the Second Tranche payment must be made simultaneously with the Third Tranche payment.

Effective December 31, 2006 we entered into an agreement with Better Online Solutions, Ltd. (“BOS”) (the “BOS Agreement”).  Under the terms of the BOS Agreement, we converted outstanding obligations under the BOS agreement in the amount of $1,480,189 into 5.50652 shares of Preferred Stock at a common stock equivalent price of $.09 per share, which was the prevailing market price of our common stock on the date of the BOS Agreement.  The Preferred Stock held by BOS is automatically convertible into 16,446,544 shares of our common stock, as noted below.  The total amount converted consisted of the remaining principal and accrued interest on our note payable to BOS, accrued royalties and outsourcing expenses incurred, and the release of any other obligations under the terms of the BOS Operating Agreements.  In addition, BOS granted to us, contingent upon certain conditions, the right to purchase up to thirty percent (30%) of all of BOS’s shares of our Series A Preferred Stock or our common stock, at a price ranging from $0.12 to $0.24 per share on a common stock equivalent basis.

Conversion of Series A Convertible Preferred Stock into shares of our common stock will take place automatically upon the effectiveness of an amendment to our certificate of incorporation authorizing an increase in the number of outstanding shares of our common stock from 50 million shares to 600 million shares, which we expect to occur during the second quarter of 2007.  Each share of Series A Preferred Stock will convert into 2,986,736.34 shares of our common stock.

Common Stock Warrants

No warrants for the purchase of our common stock were granted during the 12 months ending December 31, 2006.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Common Stock Warrants (Continued)

Common stock warrant activity for the year was as follows:
	Warrants	Weighted Average Exercise Price
Balance granted at December 31, 2005	2,320,000	$0.49
Granted in 2006	-	$-
Exercised in 2006	-	$-
Balance granted at December 31, 2006	2,320,000	$0.49

Preferred Stock Warrants

Effective December 29, 2006, we issued two warrants, one jointly to M. David Kamrat and Noah Kamrat, each of whom are directors and officers of the Company, and one to P&S Spirit.  Each warrant will allow for the purchase of up to a total of 9.300378 shares of our Series A Preferred Stock at $268,806.27 per share.  The warrants expire on December 31, 2011.

Upon the automatic conversion of our Series A Preferred Stock to common stock, the warrants, if not previously exercised, will be cancelled and we will issue two new warrants, one jointly to M. David Kamrat and Noah Kamrat, and one to P&S Spirit, that each will allow for the purchase of up to 27,777,778 shares of our common stock at $.09 per share.

Preferred stock warrant activity for the year was as follows:

	Warrants	Weighted Average Exercise Price
Balance granted at December 31, 2005	-	$-
Granted in 2006	18.600756
(as converted to common shares)	55,555,548	$0.09
Balance granted at December 31, 2006	18.600756
(as converted to common shares)	55,555,548	$0.09

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Computation of Basic and Diluted Share Data

The following tables set forth the computation of basic and diluted share data for 2006 and 2005 (rounded to the nearest thousand):

Weighted average number of shares outstanding during 2005:
Basic (common)	166,861,000
Effect of dilutive securities
Common - options and warrants	86,526,000
Weighted average number of shares outstanding - diluted	253,387,000
Weighted average of options and warrantes not included above (anti-dilutive)	1,530,000

Weighted average number of shares outstanding during 2006:
Basic (common)	39,044,000
Preferred (as converted to common)	86,148,000
Total	125,192,000
Effect of dilutive securities
Common - options and warrants	-
Preferred - options and warrants	-
Total	-
Weighted average number of shares outstanding - diluted	125,192,000
Weighted average of options and warrantes not included above (anti-diluted):
Basic (common)	4,478,000
Preferred (as converted to common)	55,556,000
Total	60,034,000

The basic and diluted share data for 2005 have been adjusted retroactively in a manner similar to a stock split to reflect the recapitalization of the Company.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Lock-Up Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Company, the Kamrats, P&S Spirit and certain affiliates of the Kamrats and P&S Spirit entered into an Amended and Restated Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which each such party agreed to certain restrictions on transfer on certain shares of capital stock (and securities convertible into share of capital stock) of the Company on the terms set forth therein. A copy of the Amended and Restated Lock-Up Agreement is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2007.  In particular, the parties agreed to restrict their ability to transfer shares of capital stock in the Company for up to two years without the prior approval of the other stockholders party thereto (meaning, both the Kamrats and P&S Spirit must seek the consent of the other to sell subject shares during the term of the Lock- Up Agreement).  Also, in connection with the transactions contemplated by the BOS Agreement BOS agreed to be subject to the Lock-Up Agreement, restricting the ability of BOS to transfer shares of capital stock in the Company and Qualmax for up to two years without the prior approval of the other stockholders party thereto.

Conversion of BOS Debt to Qualmax Common Stock

In connection with the acquisition of the BOS VoIP and GSM product lines and related technology (Note D), we entered into a $1,000,000 loan agreement.  During 2006, we entered into the following separate agreements with BOS through which the following amounts owed by us to BOS were converted into Qualmax pre-merger common shares:

•
In April 2006 we converted $350,000 of our note payable to BOS into 244,755 shares of Qualmax common stock (3,488,958 shares of New World Brands common stock on an as-converted basis) at a price of $1.43 per common share.

•
In June 2006 we converted $250,000 of our note payable to BOS into 174,825 shares of Qualmax common stock (2,492,112 shares of New World Brands common stock on an as-converted basis) at a price of $1.43 per common share.

Merger and Share Exchange Agreement with Bench Group, Inc

On June 24, 2005, Qualmax entered into an agreement and plan of share exchange with Bench Group, Inc. (“Bench”), a Delaware corporation.  Bench was a non-operating publicly traded company, in existence since 1983.  Under the agreement, Bench acquired all of Qualmax’s stock from the Qualmax stockholders (the “Original Qualmax stockholders”) in exchange for 14,000,000 newly issued shares (the “Bench Exchange Shares”) of Bench’s Common Stock (the “Share Exchange”).  The Bench Exchange Shares were issued to the

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE F –	STOCKHOLDERS’ EQUITY (CONTINUED)

Merger and Share Exchange Agreement with Bench Group, Inc (Continued)

original Qualmax stockholders on a pro rata basis, in proportion to the ratio of the number of Qualmax shares held by each original Qualmax stockholder to the total number of Qualmax shares held by all original Qualmax stockholders as of the closing date.

At the closing, Qualmax became a wholly-owned subsidiary of Bench.  Immediately following the closing, Bench filed an Agreement and Plan of Merger whereby Qualmax merged with and into Bench, with Bench as the surviving entity (“the Upstream Merger”).  Although Bench was the surviving corporation in the Upstream Merger, the Share Exchange and Upstream Merger were accounted for as a “reverse acquisition” for accounting and financial reporting purposes, wherein Qualmax was deemed the surviving entity for such purposes.  The Bench Exchange shares were known as “new Qualmax stock”.

The original stockholders of Bench retained their ownership interests in the surviving entity, and received an equivalent number of shares of new Qualmax common stock as a result of the Share Exchange and the Upstream Merger.

The share exchange agreement contained a dilutive provision whereby additional shares of new Qualmax stock were issued to prevent the dilutive effect of stock transactions that took place between the date of the agreement and final closing (“the delay stock transactions”).  There was a significant delay between the agreement date and the final closing, so an addendum to the share exchange agreement was established and agreed to upon which an additional 991,673 shares of new Qualmax stock was issued to the original Qualmax stockholders to prevent the dilutive effect of the delay stock transactions.  The 991,673 shares were allocated to the original Qualmax stockholders based on the proportion of their original pre-merger stockholdings to total Qualmax shares outstanding prior to the merger agreement date.

NOTE G –	STOCK OPTION PLANS

Performance Equity Plan

We have a Performance Equity Plan (the “Performance Equity Plan”) under which we may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options, and other stock-based awards to purchase up to 600,000 shares of Common Stock to officers, directors, key employees, and consultants. The Company may not grant any options with a purchase price less than fair market value of Common Stock as of the date of grant.  No options or other stock-based rights were issued under the Performance Equity Plan during 2006, and none were exercised or exercisable during 2006.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE G –	STOCK OPTION PLANS (CONTINUED)

Stock Option Plan

In October 2001, we adopted a stock option plan (the “2001 Option Plan”) whereby we have reserved 5,000,000 shares of its Common Stock for purposes of granting options to purchase such shares pursuant to the 2001 Stock Option Plan.  Options are granted to officers and employees of the Company by the Board of Directors and to members of the Board on a non-discretionary basis, provided that the exercise price of the options is equal or greater than the fair market price of our Common Stock on the date the option is granted. The 2001 Stock Option Plan terminates 10 years from its effective date.  A total of 2,945,000 of options (“the New World Brands options”), granted under the 2001 Option Plan to purchase our Common Stock in exchange for services rendered, were vested and exercisable as of December 31, 2006.  The employees and consultant performed services related to product promotion, general business, financing, and public/investor relations.   These options were granted prior to September 15, 2006.

Employee compensation expense for the New World Brands stock options was not recognized in 2006 in the accompanying consolidated statements of income as the options were granted and fully exercisable on September 14, 2006, prior to the merger date. The consolidated statements of income include the results of operations of New World Brands from the date of the merger, September 15, 2006, to December 31, 2006.  As of December 31, 2006, there was approximately $41,610 of total unrecognized compensation cost related to unvested stock options granted under our stock option plan. That cost is expected to be recognized over a weighted average of 4 years. There are 1,755,000 shares of common stock available for future issuance, as of December 31, 2006.  The following table summarizes stock option plan as of December 31, 2006:

Exercise Price	Options Outstanding	Weighted Average Remaining Contratual Life (in Years)	Options Exercisable
$ 0.18	1,000,000	4.9	1,000,000
$ 0.18	1,000,000	4.9	1,000,000
$ 0.18	250,000	4.9	250,000
$ 0.18	100,000	4.9	100,000
$ 0.18	100,000	4.9	100,000
$ 0.18	100,000	4.9	100,000
$ 0.50	300,000	3.5	-
$ 0.25	325,000	1.75	325,000
$ 0.10	70,000	5.5	70,000
	3,245,000		2,945,000

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE H –	INCOME TAXES

Income tax consisted of the following for the years ended December 31, 2006 and 2005:

	2006	2005
Federal:
Current	$403,995	$(107,423)
Deferred	579,475	9,676
State:
Current	-	(22,394)
Deferred	51,130	1,912
Subtotal	1,034,600	(118,229)
Change in valuation allowance	(561,695)	-
Benefit (provision) for income taxes	$(472,905)	$(118,229)

The effective tax rate varies from the federal statutory maximum rate for the year ended December 31, 2006 and 2005 principally due to the following:

	2006	2005
Federal tax rate	34%	34%
Loss from foreign subsidiary	-19%	-
Benefit of net operating loss carryback	-7%	-
State tax rate, net of federal tax benefit	1%	3%
Other	-1%	-
Total	8%	37%

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE H –	INCOME TAXES (CONTINUED)

Significant portions of the deferred tax assets and liabilities results from the tax effects of temporary differences, which of December 31, 2006, were as follows:

Deferred tax assets (short-term):
Allowance for doubtful accounts receivable	$10,930
Allowance for inventory obsolescence	48,033
Net operating loss carryforwards	538,825

597,788
Deferred tax assets (long-term):

Foreign currency translation adjustment	29,741
Total deferred tax assets	627,529

Deferred tax liabilities (long-term):
Depreciation	(65,834)
Net Deferred taxes assets before valuation allowance	561,695
Valuation allowance	(561,695)

Net deferred tax asset after valuation	$-

As of December 31, 2006, the Company had net operating losses approximately $1,400,000 that can be carried forward for up to twenty years and deducted against future taxable income.  The net operating loss carryforward expires in 2026.

NOTE I –	RELATED PARTY TRANSACTIONS

Advances from Shareholders

The Company received and repaid advances from its shareholders during 2006, and as of December 31, 2006 there was $53,665 in loans from shareholders payable by the Company.  During 2006, approximately $65,000 were repaid to these shareholders.

Management Agreement

The Company entered into an agreement with a related party to provide management and financial services.  Management fees paid to this related party for the years ended December 31, 2006 and 2005 amounted to $71,785 and $95,017, respectively.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE I –	RELATED PARTY TRANSACTIONS (CONTINUED)

Investment in Qualmax

Dr. Selvin Passen (“Passen”) and Oregon Spirit, LLC (“Oregon Spirit”) invested a total of $1,250,000 in Qualmax in three tranches prior to September 15, 2006, $500,000 on January 30, 2006, $500,000 on March 22, 2006, and $250,000 on June 22, 2006, in exchange for shares of Qualmax's common stock.

On April 10, 2006, Qualmax acquired certain assets of the CLP Group, LLC, a New York limited liability company, valued by the parties at $225,000, in exchange for shares of Qualmax's common stock.

NOTE J –	COMMITMENTS AND CONTINGENCIES

Operating Leases

We have entered into various operating leases for our facilities and transportation equipment.  The future minimum annual rental payments due on these operating leases as of December 31, 2006 for each of the next 5 years are as follows:

Year ending December 31:
2007	$265,000
2008	144,000
2009	110,000
2010	104,000
2011	18,000

$641,000

Rent expense for the years ended December 31, 2006 and 2005 was approximately $143,000 and $68,000, respectively.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE J –	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Former Employee Litigation

We are a defendant in a lawsuit filed by a former employee who has made claims for unpaid salary and for certain previously granted stock options.  Via mediation on February 7, 2007, we have settled this lawsuit, and as part of the settlement, we agreed that Mr. Singer holds options to purchase up to 70,000 shares of the Company’s Common Stock at a price of $0.10 per share, which options were issued to Mr. Singer during his association with the Company prior to 2002.  As of the time of the filing of this Report we have not received final documentation dismissing the lawsuit and settling and releasing claims, but we expect to conclude final settlement documentation within a matter of weeks.

The MPI Litigation

As a result of the Reverse Acquisition the Company assumed the liabilities of Qualmax.  Qualmax was named as a defendant in certain litigation filed in France before the Trade Tribunal of Nanterre against BOS by Media Partners International (“MPI,” and the “MPI Litigation”), a former distributor of BOS, whose contract with BOS allegedly related to certain distribution rights for the product division Qualmax purchased from BOS on December 31, 2005.  Pursuant to the asset purchase agreement between Qualmax and BOS, BOS agreed to indemnify and hold Qualmax harmless from liability, without limitation, arising from the claims raised in the MPI Litigation, and BOS has undertaken defense of Qualmax at BOS’s expense.  The litigation remains in its early stages, and at last report from counsel the French court had not yet made definitive rulings on defendant’s motion to change venue and jurisdiction from France to Israel.  Initial hearings on the motion for change of venue were concluded in February, 2007, and we are advised that final hearing will be conducted in late April, 2007, and a decision likely rendered in May, 2007.  If venue is in fact moved to Israel that decision may have a material impact on the plaintiff’s willingness to continue the litigation, due to increased expense, but the outcome of the venue hearings, and the impact of that outcome on plaintiff’s claims, is purely speculative at this point.  At present, based upon the limited progress in the matter and without the benefit of completion of factual discovery, management believes this litigation does not pose a significant financial risk to the Company.

The Blackstone Litigation

Qualmax was named as a defendant in a lawsuit entitled Capital Securities, LLC and Blackstone Communications Company v. Carlos Bertonnatti, Worldwide PIN Payment Corp. and Qualmax, Inc., Case No. 2006-15824-CA-01, in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, filed August 10, 2006.  The facts underlying the proceeding relate to a contract between defendant Worldwide PIN Payment Corp. and plaintiffs, and a third party, to plaintiff’s allegations of misappropriation of trade secrets and corporate opportunity, and to claims that defendants, or some of them,

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE J –	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Blackstone Litigation (Continued)

tortiously interfered with plaintiffs’ contract with a third party.  Plaintiffs’ seek monetary damages.  Management believes it is not entirely clear from the pleadings filed to date whether plaintiffs claim that Qualmax misappropriated trade secrets, or tortiously interfered with a third party contract, or is liable under some other theory.

On March 29, 2007, the first deposition in this matter was conducted, of a non-party witness who is one of the principal creators of certain intellectual property owned, or controlled, by Worldwide PIN Payment Corp. (“WPP”), and the deposition will be continued but a continuation has not been scheduled as of the time of filing of this Report.  The first formal discovery request was made of the Company on March 27, 2007, followed by a second request on April 10, 2007.  The Company has not yet been required to file any responsive pleadings, and has not provided materials responsive the plaintiff’s discovery requests.

Co-defendants have answered and filed counterclaims and third party claims, but none of the claims of co-defendants are against Qualmax nor do they allege wrongdoing by Qualmax as a defense to claims against them by plaintiffs.  The Company is still investigating the claims against it, and the facts surrounding the claims against co-defendants, but that investigation is in its early stages and is incomplete.  Based on the limited information available to management at this point, management does not believe Qualmax or the Company is liable for any wrongdoing, act or omission, in relation to the litigation, and management believes that Qualmax is not properly a party to the litigation.  However, management does not have sufficient information to provide a meaningful assessment of all the facts and circumstances relating to the claims against Qualmax and co-defendants nor to determine how costly and time-consuming defense of the matter may be regardless of the merits of the Company’s defense.  In addition, the Company believes it has viable claims for indemnification and damages against co-defendants but has not yet formally raised those claims or made a full determination of their value or role in the litigation.

NOTE K –	REGULATORY MATTERS

The telecommunications industry is subject to federal, state and local regulation.  Any changes in the regulations or enforcement could impact the Company's ability to continue its current operations.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE L –	SUBSEQUENT EVENTS AND OTHER MATTERS

Term Loan and Repayment of Note Payable with B of A

On and effective March 30, 2007, we entered into a term loan and security agreement with P&S Spirit (the “P&S Loan”).  The principal amount of the P&S Loan is $1,000,000.  Monthly payments of interest only at two percent over the Wall Street Journal Prime Rate payable in arrears are due commencing on May 1, 2007.  The principal balance of the P&S Loan and any unpaid accrued interest thereon becomes due in full on January 2, 2009.  The P&S Loan includes certain covenants, including a financial reporting requirement which is due forty-five days after the close of a calendar quarter, and requirements that we maintain a ratio of current assets to current liabilities of at least 1.2 to 1 and a total liabilities to tangible net worth ratio not exceeding 2.5 to 1.

The P&S Loan also grants P&S Spirit a first position security interest with respect to all of the Company’s assets.  The P&S Loan is also backed by a guaranty by Qualmax (which, pending completion of the contemplated merger of Qualmax into the Company, holds a controlling interest in the Company), a security interest in the assets of Qualmax (consisting solely of 100 shares of series A convertible preferred stock of the Company, par value $0.01 per share, which stock is convertible into 298,673,634 shares of the Company’s common stock, par value $0.01 per share), and by the personal guaranty of M. David Kamrat, Chairman of the Board of Directors and Chief Executive Officer of the Company, and a director and executive officer of Qualmax.  M. David Kamrat’s personal Guaranty is limited to the sum of $1,000,000, although the guaranteed obligations include indemnification for certain claims against P&S Spirit relating to the P&S Loan.

The Loan proceeds were used by the Company to repay all outstanding principal, interest and fees due on our note payable with B of A (Note D), and to pay certain professional fees associated with preparation and negotiation of the P&S Loan.

The principals of P&S Spirit include Dr. Selvin Passen, who is a director and shareholder of the Company, as well as its former Chief Executive Officer, and Dr. Jacob Schorr, who is a director of the Company

Credit facility with Pacific Continental Bank

The company entered into an agreement for the use of various credit services with Pacific Continental Bank in February 2007.  The conditions of this agreement require the deposit of $250,000 with the bank as security for the services.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE L –	SUBSEQUENT EVENTS AND OTHER MATTERS (CONTINUED)

Amendment to Certificate of Incorporation

On January 31, 2007 we filed an Information Statement with the Securities and Exchange Commission on Schedule 14C, to provide information with respect to the approval of the actions set forth below that were approved by the board of directors of the Company and by written consent of the Company’s stockholders (the “Written Consent”) in lieu of a special meeting of stockholders:

ACTION ONE:  Approval of the amendment and restatement of our Certificate of Incorporation to: (i) increase our authorized number of shares of Common Stock by five hundred fifty million (550,000,000) shares; (ii) implement a staggered board of directors with three classes; and (iii) make such other changes to the
Certificate of Incorporation as are necessary and incidental to the foregoing (the “Charter Amendments”); and

ACTION TWO: Approval of the appointment of Noah R. Kamrat as a Class II director and the appointment of M. David Kamrat and Jacob Schorr, Ph.D. as Class III directors (the “Election of Directors”).

The Written Consent was executed by the holders of at least a majority of the issued and outstanding shares of (i) preferred stock, (ii) common stock and (iii) the issued and outstanding shares of capital stock of the Company entitled to vote on the matters set forth herein.  The actions approved by the Written Consent, if not revoked or terminated, will not become effective until twenty (20) calendar days after April 2, 2007, the date we first sent a definitive Information Statement to our stockholders.

NOTE M –	JOINT VENTURE WITH WORLD WIDE PIN PAYMENT, LLC

On February 1, 2006, Qualmax entered into an LLC unit purchase agreement to acquire 51 units of member interest in World Wide Pin Payment, LLC (“WPP”) (the joint venture “WPP-TPP LLC”), a Florida limited liability company engaged in the design and development of computer software systems, and entered into a related software license agreement with WPP-TPP LLC for the WPP-TPP LLC transaction platform.  The transaction involved a contingent assumption by Qualmax of the obligations of WPP-TPP LLC to perform under an Agreement of Co-operation with Siemens S.A.

On August 10, 2006, a lawsuit was filed against both WPP and Qualmax, alleging among other things that the intellectual property involved in the WPP software was in fact owned

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE M –	JOINT VENTURE WITH WORLD WIDE PIN PAYMENT, LLC (CONTINUED)

by third parties and that we lacked the legal right to use the software, and further that our involvement with WPP had damaged the third party owners of the software (see Note J, Commitments and Contingencies, under the heading “The Blackstone Litigation”).  As a result, the joint venture agreement with WPP, and all other related agreements were terminated (including without limitation any Agreement of Co-Operation with Siemens S.A., which was rescinded), and the joint venture dissolved, and each of WPP and the Company retained their respective assets previously used in connection with the joint venture.  We believe the Company has no further obligations relating to the joint venture, other than obligations that may arise in relation to the Blackstone Litigation.

NOTE N –	ASSET PURCHASE AGREEMENT, CAPITALIZATION OF WHOLLY-OWNED
SUBSIDIARY, AND ROYALTY PAYMENT AGREEMENT

Effective December 31, 2005, the Company acquired certain assets of BOS. The purchased assets were used to capitalize IP Gear, Ltd., an Israeli company and wholly-owned subsidiary of the Company.  The BOS purchase agreement called for certain contingent obligations affecting the Company, including: (i) a royalty initially equal to 4% of the sales generated by the IP Gear, Ltd. business (the “BOS Royalty”); (ii) a loan in the principal amount of $1 million (the “BOS Loan”); (iii) an outsourcing agreement by which BOS provided certain services to IP Gear, Ltd. during a period of transition (including, for example, office space, office equipment, and certain personnel) (the “Outsourcing Agreement”); and (iv) an obligation of BOS to pay certain third party royalties and related amounts on behalf of IP Gear, Ltd.

Payments of BOS Loan principal totaling $600,000 were made on June 30, 2006, and July 31, 2006, in the amounts of $350,000 and $250,000, respectively, by issuance of the stock of Qualmax.

Effective December 31, 2006, the entire remaining BOS Loan balance (including principal, interest, and any fees), the entire remaining obligation to pay the BOS Royalty, and all then-outstanding amounts payable under the Outsourcing Agreement or as reimbursement for payment of third party royalties, totaling $1,480,189, was repaid, retired and released by the issuance of 5.50652 shares of Preferred Stock (convertible into 16,446,544 shares of our common stock) at a common stock equivalent price (as-converted) of $.09 per share.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE O –	DEFINED CONTRIBUTION PLAN

In May 2005, we adopted a Savings Incentive Match Plan for Employees (SIMPLE) (the “Plan”) for the benefit of our employees who are reasonably expected to receive at least $5,000 in compensation during a calendar year.  We have elected to contribute to each eligible employee’s simple individual retirement account a matching contribution equal to the employee’s elective salary reduction contributions, up to a limit of three percent of the employee’s compensation for the calendar year.  Total expense for the years ended December 31, 2006 and 2005 was approximately $11,000 and $6,000, respectively.

NOTE P –	BUSINESS SEGMENT REPORTING

The following presents our segmented financial information by business line for the years ended December 31, 2006 and 2005.  We are currently focused on three principal lines of businesses: (i) proprietary hardware, which is our VoIP technology development and equipment manufacturing subsidiary that is located in Israel, IP Gear, Ltd.; (ii) resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business operated under the name "IP Gear"); and (iii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business operated under the name "IP Gear Connect".

	2006	2005
Net sales:
Wholesale carrier service	$11,230,284	$8,227,222
Resale hardware	6,307,644	9,810,314
Proprietary hardware	2,592,543	-
	20,130,471	18,037,536
Cost of sales:
Wholesale carrier service	10,382,726	7,411,035
Resale hardware	5,317,852	8,126,649
Proprietary hardware	2,190,874	-
	17,891,452	15,537,684

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE P –	BUSINESS SEGMENT REPORTING (CONTINUED)

	2006	2005
Gross profit:
Wholesale carrier service	847,558	1,683,665
Resale hardware	989,792	816,187
Proprietary hardware	401,669	-
	2,239,019	2,499,852
Sales, general and administrative expenses:
Wholesale carrier service	1,650,493	780,635
Resale hardware	1,113,611	1,077,946
Proprietary hardware	3,519,489	-
Unallocated corporate overhead	1,597,367	427,546
	7,880,960	2,286,127
Income (loss) from operations:
Wholesale carrier service	(802,935)	903,030
Resale hardware	(123,819)	(261,759)
Properietary hardware	(3,117,820)	-
Unallocated corporate overhead	(1,597,367)	(427,546)
	$(5,641,941)	$213,725

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

New World Brands, Inc. and Subsidiary
Condensed Consolidated Balance Sheets
as of June 30, 2008 (unaudited)
and December 31, 2007

	June 30,	December 31,
	2008	2007

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,396,696	$2,038,635
Accounts receivable: Trade and other receivables, net of allowance for uncollectible accounts of $74,800 in 2008 and $180,525 in 2007	1,402,892	1,027,739
Inventories, net	1,291,919	744,654
Prepaid expenses	478,123	244,157
Other current assets	382,158	507,012

Total Current Assets	4,951,788	4,562,197
Property and Equipment, net	1,520,973	1,421,806
Other Assets:
Deposits and other assets	583,345	668,750

Total Long-Term Assets	2,104,318	2,090,556

Total Assets	$7,056,106	$6,652,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Balance Sheets
as of June 30, 2008 (unaudited)
and December 31, 2007

	June 30,	December 31,
	2008	2007

	(unaudited)
LIABILITIES & STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts payable	$2,356,462	$1,564,299
Accrued expenses	498,131	406,910
Customer deposits	7,095	121,874
Advances from stockholders	188	—
Capital leases, current portion	110,899	181,731
Notes payable, current portion	14,633	—

Total Current Liabilities	2,987,408	2,274,814

Long-Term Liabilities
Notes payable	1,073,330	500,000
Capital leases, net of current portion	123,767	31,317

Total Long-Term Liabilities	1,197,097	531,317

Total Liabilities	4,184,505	2,806,131

Commitments and contingencies	—	—

Stockholder’s Equity
Preferred stock, $0.01 par value, 1,000 shares
authorized, 200 shares designated as Series A preferred stock
Series A preferred stock $0.01 par value, no shares issued	—	—
Common stock, $0.01 par value, 600,000,000 shares
authorized, 418,479,673 and 414,979,673 shares issued and outstanding as of June 30, 2008 and December 31, 2007	4,184,796	4,149,797
Additional paid-in capital	33,606,557	33,641,557
Accumulated deficit	(34,919,752)	(33,944,732)

Total Stockholders’ Equity	2,871,601	3,846,622

Total Liabilities and Stockholders’ Equity	$7,056,106	$6,652,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Operations
For the Three Months Ended
June 30, 2008 and 2007

	June 30,	June 30,
	2008	2007

	(unaudited)	(unaudited)

Net Sales
Hardware	$2,653,742	$966,991
Carrier Services	3,949,644	2,589,778

	6,603,386	3,556,769

Cost of Sales
Hardware	(1,896,137)	(854,593)
Carrier Services	(3,382,305)	(2,279,866)

	(5,278,442)	(3,134,459)

Gross Profit	1,324,944	422,310

Sales, General and Administrative Expenses	(1,529,053)	(1,095,311)

Loss from Continuing Operations Before Other Income	(204,109)	(673,001)

Other Income
Interest and Bank Charges	2,201	8,048
Other Income	60,005	3,880

	62,206	11,928

Loss from Continuing Operations Before Income Taxes	(141,903)	(661,073)

Provision for Income Taxes	—	—

Net Loss from Continuing Operations	(141,903)	(661,073)

Loss from Discontinued Operations	—	(3,351,659)

Net Loss	$(141,903)	$(4,012,732)

Net Loss Per Share from Continuing Operations	$—	$—

Net Loss Per Share from Discontinued Operations	$—	$(0.01)

Net Loss Per Share (basic)	$—	$(0.01)

Net Loss Per Share (diluted)	$—	$(0.01)

Weighted Average Number of Shares Outstanding During the Year

Basic	417,186,195	406,134,769

Diluted	417,186,195	406,134,769

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Operations
For the Six Months Ended
June 30, 2008 and 2007

	June 30,	June 30,
	2008	2007

	(unaudited)	(unaudited)

Net Sales
Hardware	$4,696,143	$2,195,015
Carrier Services	6,988,193	5,460,774

	11,684,336	7,655,789

Cost of Sales
Hardware	(3,564,363)	(1,973,602)
Carrier Services	(6,090,638)	(4,689,328)

	(9,655,001)	(6,662,930)

Gross Profit	2,029,355	992,859

Sales, General and Administrative Expenses	(3,079,828)	(2,224,836)

Loss from Continuing Operations Before Other Income	(1,050,493)	(1,231,977)

Other Income
Interest and Bank Charges	5,395	21,339
Other Income	70,078	19,047

	75,473	40,386

Loss From Continuing Operations Before Income Taxes	(975,920)	(1,191,591)

Provision for Income Taxes	—	—

Net Loss From Continuing Operations	(975,020)	(1,191,591)

Loss from Discontinued Operations	—	(3,870,359)

Net Loss	$(975,020)	$(5,061,950)

Net Loss Per Share from Continuing Operations	$—	$—

Net Loss Per Share from Discontinued Operations	$—	$(0.01)

Net Loss Per Share (basic)	$—	$(0.01)

Net Loss Per Share (diluted)	$—	$(0.01)

Weighted average number of shares outstanding during the year

Basic	416,095,058	402,370,578

Diluted	416,095,058	402,370,578

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended
June 30, 2008 and 2007

	2008	2007

	(unaudited)	(unaudited)

Cash Flows from Operating Activities
Net loss from continuing operations	$(975,020)	$(1,191,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	258,445	216,160
Allowance for doubtful accounts	(52,000)	39,954
Changes in operating assets and liabilities
Accounts receivable	(331,497)	(54,370)
Inventory	(547,265)	133,540
Prepaid expenses	(233,966)	(16,847)
Other current asset	124,853	(5,000)
Other Long-Term Assets	93,750	—
Accounts payable	732,065	17,884
Accrued expenses and other liabilities	151,506	(408,543)
Customer deposits	(114,779)	36,895

Total net change in operating assets and liabilities	(177,333)	(296,441)

Net cash used in operating activities	(893,908)	(1,231,918)

Cash Flows from Investing Activities
Purchases of property and equipment	(248,765)	(132,010)

Net cash used in investing activities	(248,765)	(132,010)

Cash Flows from Financing Activities
Net payments on line of credit	—	(984,323)
Proceeds from note payable	1,087,627	1,000,000
Payments of note payable	(586,893)	(51,742)
Sale of common and preferred stock	—	886,093
Net repayment of advances from shareholders	—	(24,000)

Net cash provided by financing activities	500,734	826,028

Net cash from continuing operations	(641,939)	(537,900)

Cash Flows from Discontinued Operations
Net change in operating cash flows	—	(7,834,869)
Net change in investing cash flows	—	6,204,786

Cash Flows from Discontinued Operations	—	(1,630,083)

Net Change in Cash and Cash Equivalents	(641,939)	(2,167,983)

Cash and Cash Equivalents at Beginning of Period	2,038,635	3,396,617

Cash and Cash Equivalents at End of Period	$1,396,696	$1,228,635

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended
June 30, 2008 and 2007

	2008	2007

	(unaudited)	(unaudited)

Cash paid during the period for:
Interest paid	$35,645	$83,108
Income taxes paid	—	300
Supplemental disclosure of non-cash investing and financing activities
Property and Equipment	108,847	$—
Notes Payable	108,847	—

	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE A          ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated unaudited interim financial statements of New World Brands, Inc. and Subsidiary (the “Company,” “we,” “us,” or “our”) were prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and should be read in conjunction with the Company’s annual, quarterly and current reports on Forms 10-K and 10-KSB, Forms 10-Q and 10-QSB, and Form 8-Ks, filed with the SEC by the Company. In the opinion and to the knowledge of management, the accompanying condensed consolidated unaudited interim financial statements reflect all adjustments (including normal recurring adjustments) which, in the opinion of management and based upon management’s knowledge of the Company’s business operations during the period presented, are necessary to present fairly the Company’s financial position and cash flows for the period presented. The results of operations for the three and six months ended June 30, 2008 are not necessarily indicative of the results of operations for the full year.

In June 2006, the Company decided to change its business plan by selling its wine and spirits business for the sum of $500,000 (the “Sale Transaction”), selling 7,500,000 shares of its common stock (the “Common Stock”) for $1,500,000 (the “Private Equity Investment”), and acquiring substantially all of the assets of Qualmax, Inc. (“Qualmax”) in exchange for shares of the Company’s Series A Convertible, par value $0.01 per share (the “Preferred Stock” and the transaction, the “Reverse Acquisition”). The Private Equity Investment was consummated on September 14, 2006, and the Sale Transaction and Reverse Acquisition were consummated on September 14 and 15, 2006, respectively.

As a result of the Reverse Acquisition, we are no longer in the wine and spirits business, and are now a telecommunications sales, and service company, focusing on products and services utilizing voice over internet protocol (“VoIP”) technology. We provide wholesale long distance carrier termination services as a reseller of VoIP telephony services. We are also a reseller of VoIP related telecommunications equipment.

In furtherance of treating the Sale Transaction and Reverse Acquisition as a reverse acquisition for accounting purposes, the board of directors of the Company (the “ Board”) and the board of directors of Qualmax (collectively, the “Boards”) have agreed that for accounting purposes they have treated the transactions as a reverse acquisition of Qualmax by the Company, and have since the time of the consummation, intended the transaction to ultimately result in a downstream merger of the Company and Qualmax, and, in furtherance thereof, the Boards have each determined that Qualmax will merge with and into the Company (the “Merger”), and in connection with the Merger, the separate corporate existence of Qualmax will cease.

The Boards agreed that certain events (the “Merger Events”) were required to occur in order to effectively consummate the transactions contemplated, including, without limitation, certain amendments to the Certificate of Incorporation of the Company to, among other things, increase the authorized number of shares of Common Stock of the Company, the resultant conversion of the Preferred Stock into shares of the Company’s Common Stock, make any filings necessary to complete the Merger, and receive approval by the stockholders of the Company and Qualmax.

During 2007, the number of authorized shares was increased from 50 million shares to 600 million shares to allow for a sufficient number of authorized shares to convert the existing Preferred shares to Common shares. All Preferred Stock was then converted into Common Stock as a further step towards the completion of the Merger.

On February 18, 2008, the Company and Qualmax entered into an agreement by which Qualmax will be merged with and into the Company (the “Merger Agreement”). As of the date of the filing of this Quarterly Report on Form 10-Q, the Merger had not been completed. Reference is made to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2008, and the Company’s Preliminary Schedule 14C Information Statement, filed with the SEC on May 20, 2008, for additional information and documentation concerning the Merger and the Merger Agreement.

Under the generally accepted accounting principles in the United States of America (“GAAP”), the acquisition of Qualmax has been accounted for as a reverse acquisition and Qualmax has been treated as the acquiring entity for accounting and financial reporting purposes. As a result of the Reverse Acquisition, the Company’s fiscal year end changed from May 31 to December 31.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)

NOTE A          ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. Although we believe that the disclosures are adequate to make the information presented not misleading, we suggest that these financial statements be read in conjunction with the year-end and interim financial statements and notes thereto, and additional information included in our prior annual, quarterly and current reports on Forms 10-KSB, 10-QSB and 8-K, respectively, as filed with the SEC.

Reclassification

Certain reclassifications of amounts previously reported have been made to the accompanying condensed consolidated financial statements in order to maintain consistency and comparability between periods presented.
In July 2007, the Company sold all the issued and outstanding common stock of IP Gear, Ltd. For purposes of comparability, the results of these operations have been reclassified from continuing operations to discontinued operations for the six months ended June 30, 2007 presented in the accompanying condensed consolidated statements of operations. See “Part I. Financial Information—Item 1. Financial Statements—Note G—Discontinued Operations—IP Gear, Ltd.”

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The FASB deferred the effective date of SFAS 157 until fiscal years beginning after November 15, 2007 as it relates to the fair value measurement requirements for non-financial assets and liabilities that are initially measured at fair value, but not measured at fair value in subsequent periods. These non-financial assets include goodwill and other intangible assets with indefinite lives which are included within other assets. The Company has adopted the provisions of SFAS 157 with respect to non-financial assets effective January 1, 2008 and its adoption did not have a material impact on our results of operations or our financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has adopted the provisions of SFAS 159 and does not expect it having a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, including goodwill, the liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 141R will have on our financial position and consolidated results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 160 will have on our financial position and consolidated results of operations.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)

NOTE A          ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“ SFAS 161”), an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 amends and expands the disclosure requirement for SFAS 133 by requiring enhanced disclosure about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company as of January 1, 2009.

In April 2008, the FASB issued FASB Staff Position ( “FSP”) 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity; it is complex; and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB SFAS, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of SFAS 162 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (“SFAS 63”). Under FASB SFAS No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises, which diversity results in inconsistencies in the recognition and measurement of claim liabilities. SFAS 63 requires that an insurance enterprise recognize a claim liability prior to an event of default (an insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS 63 requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of SFAS 63 will improve the quality of information provided to users of financial statements. The adoption of SFAS 163 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“ABP 14-1”). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008 and for interim periods within those fiscal years. The Company is currently evaluating the impact of adopting APB 14-1 on its consolidated financial statements.

NOTE B          INVENTORIES

Inventories as of June 30, 2008 and December 31, 2007 consisted of the following:
	June 30,	December 31,
Resale Hardware	2008	2007

Finished Goods inventories	$1,343,819	$819,654
Less allowance for obsolete inventories	(51,900)	(75,000)

Inventories, net	$1,291,919	$744,654

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)
NOTE C NOTES PAYABLE

Loans from P&S Spirit

On and effective March 30, 2007, we entered into a term loan and security agreement with P&S Spirit (the “P&S Term Loan”). The principal amount of the P&S Term Loan was $1,000,000. Monthly payments of interest at two percent over the Wall Street Journal Prime Rate payable in arrears were due commencing on May 1, 2007.

On May 30, 2007, the Company entered into another agreement with P&S Spirit, a Credit Line and Security Agreement (the “P&S Credit Line”), for a line of credit facility in the amount of $1,050,000. The terms of the credit facility are an interest rate of Prime plus 2% (as reported in the Wall Street Journal), payments are to be interest only in arrears commencing July 1, 2007. The P&S Credit Line is secured by a corporate guaranty by Qualmax (which pending completion of the merger of Qualmax into the Company, holds a controlling interest in the Company) and a security interest in the assets of Qualmax (consisting solely of 298,673,634 shares of common stock of the company). The Company must meet covenants of a ratio of current assets to current liabilities of at least 1.2:1.0 and a total liabilities to net worth ratio not exceeding 2.5:1.0. The maturity date of the credit facility is June 1, 2011 when all principal and any outstanding interest payments are due. The company was in compliance with all its covenants as of June 30, 2008 and December 31, 2007.

The Company paid $500,000 towards the balance of the P&S Term Loan on August 13, 2007. This reduced the balance of the loan to $500,000. On February 21, 2008, effective February 15, 2008, the Company repaid all outstanding obligations under the P&S Term Loan Agreement, in the amount of $500,000. This was accomplished by a $500,000 draw against the P&S Credit Line facility to pay the P&S Term Loan. A further draw was made on the P&S Credit Line in two equal amounts of $275,000 each for a total of $550,000 on May 22 and May 23, 2008. As of June 30, 2008, the Company had paid off the full amount of the P&S Term Loan and had drawn the maximum amount or a total of $1,050,000 against the P&S Credit Line. The interest rate on the P&S Credit Line on June 30, 2008 was 7.00%.

The principals of P&S Spirit include Dr. Selvin Passen, who is a director and shareholder of the Company, as well as its former Chief Executive Officer, and Dr. Jacob Schorr, who is a director of the Company.

TELES AG Loan Agreement

On February 21, 2008, TELES AG Informationstechnologien (“TELES”), granted the Company a line of credit effective February 15, 2008, in the amount of $1,000,000 under a Term Loan and Security Agreement (the “Teles Loan”). The Teles Loan is available for the company to draw upon from time to time prior to February 1, 2009, subject to the condition of the Company having completed the “Merger” ( as per note A - Organization, Capitalization And Summary Of Significant Accounting Policies). Amounts borrowed may not be reborrowed, notwithstanding any payments thereunder. The outstanding balance of the TELES Loan will be due and payable on or before February 1, 2012. The outstanding principal amount of the TELES Loan will be payable in twelve (12) quarterly installments commencing May 1, 2009. Interest on the outstanding principal amount of the TELES Loan is payable quarterly at an interest rate equal to 7% per annum, compounded quarterly. The company has not drawn on any funds from this loan facility as of June 30, 2008 nor is it eligible until the completion of the merger of the Company and Qualmax.

Total maturities of all notes payable as of June 30, 2008 were as follows:

2008	$7,279
2009	14,694
2010	14,184
2011	1,806
2012	1,050,000

Total notes payable	1,087,963

Notes payable, current portion	14,633

Notes payable, net of current portion	$1,073,330

For comparison, the interest expense the Company incurred on the above notes payable was approximately $28,000 and $76,000 for the six months ended June 30, 2008 and 2007, respectively.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)
NOTE D          STOCKHOLDERS’ EQUITY

Computation of Basic and Diluted Share Data

The following tables set forth the computation of basic and diluted share data for the six months ended June 30, 2008 and 2007:

Weighted average number of shares outstanding as at June 30, 2007:

Basic (Common Stock)	402,370,578
Preferred Stock (as converted to Common Stock)	—

Total	402,370,578

Effect of dilutive securities
Common Stock - options and warrants	—
Preferred Stock - options and warrants	—

Total	—

Weighted average number of shares outstanding (diluted)	402,370,578

Weighted average of options and warrants not included above (anti-diluted):
Basic (Common Stock)	5,495,000
Preferred Stock (as converted to Common Stock)	66,666,659

Total	474,532,237

Weighted average number of shares outstanding as at June 30, 2008:
Basic (Common Stock)	416,095,058

Total	416,095,058

Effect of dilutive securities
Common Stock - options and warrants	—
Preferred Stock - options and warrants	—

Total	—

Weighted average number of shares outstanding (diluted)	416,095,058

Weighted average of options and warrants not included above (anti-diluted):
Basic (Common Stock)	61,050,556
Preferred Stock (as converted to Common Stock)	—

Total	477,145,614

NOTE E          INCOME TAXES

In May 2007, the FASB issued FASB Staff Position FIN 48-1, which clarifies when a tax position is considered settled under FIN 48. The FSP explains that a tax position can be effectively settled on the completion of an examination by a taxing authority without legally being extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if (1) the tax position is not considered more likely than not to be sustained solely on the basis of its technical merits and (2) the statute of limitations remain open. FSP FIN 48-1 should be applied upon the initial adoption of FIN 48. The impact of our adoption of FIN 48 (as of January 1, 2007) is in accordance with this FSP and the implementation has not resulted in any changes to our consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)

NOTE F          COMMITMENTS AND CONTINGENCIES

The MPI Litigation

As a result of the Reverse Acquisition the Company assumed the liabilities of Qualmax. Qualmax was named as a defendant in certain litigation filed in France before the Trade Tribunal of Nanterre against Better Online Systems (“BOS”) by Media Partners International (“MPI ,” and the “MPI Litigation”), a former distributor of BOS, whose contract with BOS allegedly related to certain distribution rights for the product division Qualmax purchased from BOS on December 31, 2005. Pursuant to the asset purchase agreement between Qualmax and BOS, BOS agreed to indemnify and hold Qualmax harmless from liability, without limitation, arising from the claims raised in the MPI Litigation, and BOS has undertaken defense of Qualmax at BOS’s expense. Initial hearings on a motion for a change in venue were concluded in February 2007. Additional hearings were conducted in late April 2007 and September 2007. Management does not believe this litigation poses any significant financial risk to the Company.

Initial hearings on a motion for change of venue were concluded in February 2007. Additional hearings were conducted in late April 2007. The Company has been preliminarily informed that a decision from the French court to maintain venue in France was made in September 2007, and that the defendants have filed an appeal of that decision, but that no ruling has been made on the appeal as of the date of this filing. At present, based upon the limited progress of the matter and without the benefit of the completion of factual discovery, management believes this litigation does not pose a significant financial risk to the Company.

The Blackstone Litigation

On April 1, 2008, effective as of March 31, 2008, the Company entered into a settlement agreement in relation to a lawsuit entitled Capital Securities, LLC and Blackstone Communications Company v. Carlos Bertonnatti, Worldwide PIN Payment Corp. and Qualmax, Inc., Case No. 2006-15824-CA-01, filed August 10, 2006 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida (the “Blackstone Litigation”). As disclosed in the Company’s Quarterly Reports on Form 10-QSB filed with the SEC on November 19, August 20, and May 21, 2007, and the Company’s Annual Report on Form 10-KSB filed with the SEC on April 17, 2007, the facts underlying the Blackstone Litigation relate to a contract between defendant Worldwide PIN Payment Corp. and plaintiffs, and a third party, to plaintiffs’ allegations of misappropriation of trade secrets and corporate opportunity, and to claims that defendants, or some of them, tortiously interfered with plaintiffs’ contract with a third party.

Pursuant to the settlement agreement, the Company has paid plaintiffs the sum of $50,000 toward plaintiffs’ costs of litigation, and in exchange, plaintiffs have released the Company from all claims asserted by plaintiffs or otherwise arising against the Company; all claims against the Company were dismissed with prejudice.

Credit Facility with Pacific Continental Bank

The Company entered into an agreement for the use of various credit services with Pacific Continental Bank in February 2007. The conditions of this agreement require the deposit of $250,000 with the bank as security for the services. The terms and balance remain unchanged at June 30, 2008. The deposit is in the company’s money market account with the bank and is reported on the balance sheet as part of cash and cash equivalents.

Piecom Tech

As part of the agreement to sell our IP Gear Ltd. subsidiary to TELES (see “—Note G—Discontinued Operations”), we have accepted any liabilities and or any amounts recovered as a result of any claims from/against Piecom Tech (“Piecom”) to/from IP Gear Ltd. in the future, beyond the date of closing the sale of our subsidiary. Piecom had been a vendor to IP Gear Ltd and was contracted to provide outsourced contract manufacturing services. There is currently a deposit held by Piecom of $214,000 towards the production of equipment not yet delivered and an amount in escrow of $32,000 pending resolution of this matter. Release of the escrow funds of $32,000 depends upon the outcome of pending litigation between Piecom and IP Gear, Ltd. Neither of these amounts is represented on the balance sheet of the Company. On preliminary motions, argued in May of 2008, the Court ruled in favor of IP Gear, Ltd. A mediation hearing is scheduled for August, 2008. Management believes that, at present, this litigation does not pose a material or significant financial risk to the Company.

NOTE G          DISCONTINUED OPERATIONS – IP GEAR, LTD.

We completed the sale of IP Gear, Ltd., our Israeli subsidiary, as of an effective date of July 1, 2007 for accounting purposes. The Company agreed to sell all the outstanding shares of the Company’s subsidiary, IP Gear Ltd., to TELES in exchange for cash on closing and further payments over a period of time. The Company’s consideration, as determined by the Final Agreement, calls for four elements: a fixed price of $1,500,000 as part of closing; an Earn Out over four years paid quarterly of not less than $750,000 over the four years; a minimum of $400,000 over two years defined as marketing support; and an interest bearing loan credit facility up to $1,000,000 payable over four years. The Earn Out is to be paid at the greater of $46,875 or 10% of the “CPE” product line revenue for the quarter to be paid within 90 days of the end of the quarter. The Company also received a return of working capital invested during the transition period.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)

NOTE G          DISCONTINUED OPERATIONS – IP GEAR, LTD. (continued)

With certain exceptions, commencing on the date of the closing and for a certain period of time (as specified in the Final Agreement), the Company agreed not to, or cause any of its affiliates to, engage in any research and development or manufacturing activities competitive with those conducted by IP Gear, Ltd., and not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with certain products of TELES. In addition, with certain exceptions, commencing one year after the date of closing, and effective for a period of time and within certain geographic regions relative to the grant of exclusive distribution and sale rights to the Company pursuant to the partner contract described below, the Company agreed not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with products of IP Gear, Ltd.

In accordance with the Final Agreement, the Company and TELES entered into a partner contract relating to the promotion, marketing, sale, and support of certain products of TELES and IP Gear, Ltd., pursuant to which the Company became the exclusive distributor of products of TELES and IP Gear, Ltd. in North America (including the United States, Canada, Mexico, all Caribbean nations, Guatemala, and Honduras) and non-exclusive distributor in other markets.

TELES assumed responsibility for all the liabilities and obligations of IP Gear, Ltd. except those specifically outlined in the agreement. The two items excluded are any past potential liability that IP Gear, Ltd. may have to the Office of the Chief Scientist of Israel and under a contract with one of IP Gear, Ltd.’s vendors, Piecom.

New World Brands’ management was authorized by the board to complete the sale of IP Gear, Ltd. to TELES. A preliminary agreement was reached July 18 2007 and the closing occurred on July 26, 2007. The final agreement for the sale was approved by our Board’s consent and by Teles’ Supervisory board on July 25, 2007.

Following is a comparative statement of selected financial data resulting from the discontinued operations of the Company’s former subsidiary, IP Gear Ltd.:

Selected Statements of Operations	Three Months		Six Months
Data for the Company’s	Ended		Ended
Discontinued Operations	June 30,		June 30,
	2008	2007	2008	2007

Total Revenue	$-	$421,244	$-	$998,981

Pre-Tax Loss from Discontinued	-	(3,351,659)	-	(3,870,359)
Income Tax Provision Operations	-	-	-	-

Loss from Discontinued Operations	-	(3,351,659)	-	(3,870,359)
Pre-Tax Impairment Loss	-	-	-	-
Income Tax Provision	-	-	-	-

Loss from Discontinued Operations, Net of Tax	$-	$(3,351,659)	$-	$(3,870,359)

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2008
(continued)

NOTE H          BUSINESS SEGMENT REPORTING

The following presents our segmented financial information by business line for the six months ended June 30, 2008, and 2007. As a result of the sale of a wholly-owned subsidiary, IP Gear, Ltd. we are currently focused on two principal lines of businesses: (i) resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business, which operates under the name “NWB Networks,” including sales and support of TELES and IP Gear, Ltd products; and (ii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business, which operates under the name “NWB Telecom.”

	2008	2007

Net sales:

NWB Telecom	$6,988,193	$5,460,774

NWB Networks	4,696,143	2,195,015

	11,684,336	7,655,789

Cost of sales:

NWB Telecom	(6,090,638)	(4,689,328)

NWB Networks	(3,564,363)	(1,973,607)

	(9,655,001)	(6,662,931)

Gross profit:

NWB Telecom	897,555	771,446

NWB Networks	1,131,780	221,408

	2,029,335	992,858

NEW WORLD BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008

New World Brands, Inc. and Subsidiary
Condensed Consolidated Balance Sheets
as of March 31, 2008 (unaudited)
and December 31, 2007

	March 31, 2008	December 31, 2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,221,620	$2,038,635
Accounts receivable, net	1,029,597	1,027,739
Inventories, net	1,473,826	744,654
Prepaid expenses	233,156	244,157
Other current assets	300,695	507,012

Total Current Assets	4,258,895	4,562,197

Property and equipment, net	1,392,344	1,421,806

Other Assets:
Deposits and other assets	678,953	668,750

Total Assets	$6,330,191	$6,652,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Balance Sheets
as of March 31, 2008 (unaudited)
and December 31, 2007

	March 31, 2008	December 31, 2007
	(unaudited)
LIABILITIES & STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts payable	$2,203,398	$1,564,299
Accrued expenses	418,874	406,910
Customer deposits	24,185	121,874
Capital leases, current portion	146,554	181,731
Total Current Liabilities	2,793,012	2,274,814

Long-Term Liabilities
Notes payable	500,000	500,000
Capital leases, net of current portion	23,678	31,317
Total Long-Term Liabilities	523,678	531,317

Total Liabilities	3,316,690	2,806,131
Stockholders Equity
Preferred stock, $0.01 par value, 1,000 shares authorized, 200 shares designated as Series A preferred stock
Series A preferred stock $0.01 par value, no shares issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized, 414,979,673 shares issued and outstanding	4,149,796	4,149,797
Additional paid-in capital	33,641,557	33,641,557
Accumulated loss	(34,777,862)	(33,944,732)

Total Stockholders’ Equity	3,013,501	3,846,622

Total Liabilities and Stockholders’ Equity	$6,330,191	$6,652,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Operations
for the Three Months Ended
March 31, 2008 (unaudited) and 2007 (unaudited)

	2008	2007
Net Sales	(unaudited)	(unaudited)
Hardware	$2,042,400	$1,228,024
Carrier Services	3,038,549	2,870,997
	5,080,949	4,099,021
Cost of Sales
Hardware	(1,668,226)	(1,119,009)
Carrier Services	(2,708,332)	(2,409,462)
	(4,376,558)	(3,528,471)

Gross Profit	704,391	570,550

Sales, General and Administrative Expenses	(1,550,777)	(1,129,526)
Loss from Continuing Operations Before Other Income	(846,386)	(558,976)

Other Income
Interest and Bank Charges	3,193	13,292
Other Income	10,072	15,167
	13,265	28,459
Loss From Continuing Operations Before Income Taxes	(833,121)	(530,517)

Provision for Income Taxes	—
Net Loss From Continuing Operations	(833,121)	(530,517)

Loss from Discontinued Operations	—	(518,700)

Net Loss	$(833,121)	$(1,049,217)

Net Loss Per Share from Continuing Operations	$—	$—

Net Loss Per Share from Discontinued Operations	$—	$—

Net Loss per Share (basic)	$—	$—

Net Loss per Share (diluted)	$—	$—

Weighted average number of shares outstanding during the year

Basic	414,979,673	387,497,116

Diluted	414,979,673	387,497,116

The accompanying notes are an integral part of these condensed consolidated financial statements

New World Brands, Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
for the Three Months Ended
March 31, 2008 (unaudited) and 2007 (unaudited)

	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities

Net loss from continuing operations	$(833,121)	$(530,517)
Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	116,280	108,547
Allowance for doubtful accounts	24,700	—
Changes in operating assets and liabilities
Accounts receivable	(36,761)	2,456
Inventory	(729,172)	157,103
Prepaid expenses	11,002	(190,260)
Other current asset	206,317	(26,500)
Accounts payable	631,816	(4,852)
Accrued expenses and other liabilities	19,274	(109,849)
Customer deposits	(97,689)	(13,814)
Net cash used in operating activities	(687,381)	(607,687)
Cash flows from investing activities

Purchases of property and equipment	(86,818)	(142,810)
Net cash used in investing activities	(86,818)	(142,810)
Cash Flows from Financing Activities
Net payments on line of credit	—	(984,323)
Proceeds from note payable	—	1,000,000
Payments of note payable	(42,815)	(8,304)
Net repayment of advances from shareholders	—	(6,000)
Net cash (used in) provided by financing activities	(42,815)	1,373
Net cash from continuing operations	(817,014)	(749,124)
Cash Flows from Discontinued Operations
Net change in operating cash flows	—	(453,854)
Net change in investing cash flows	—	(420,637)
Net change in financing cash flows	—	—
Cash Flows from Discontinued Operations	—	(874,491)
Net Change in Cash and Cash Equivalents	(817,014)	(1,623,615)
Cash and Cash Equivalents at Beginning of Period	2,038,635	3,396,617
Cash and Cash Equivalents at End of Period	$1,221,620	$1,773,002

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated unaudited interim financial statements of New World Brands, Inc. and Subsidiary (the “Company,” “we,” “us,” or “our”) were prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion and to the knowledge of management, the accompanying condensed consolidated unaudited interim financial statements reflect all adjustments (including normal recurring adjustments) which, in the opinion of management and based upon management’s knowledge of the Company’s business operations during the period presented, are necessary to present fairly the Company’s financial position and cash flows for the period presented. The results of operations for the three months ended March 31, 2008 and 2007 are not necessarily indicative of the results of operations for the full year.

In June 2006, the Company decided to change its business plan by selling its wine and spirits business for the sum of $500,000 (the “Sale Transaction”), selling 7,500,000 shares of its common stock (the “Common Stock”) for $1,500,000 (the “Private Equity Investment”), and acquiring substantially all of the assets of Qualmax, Inc. (“Qualmax”) in exchange for shares of the Company’s Series A Convertible, par value $0.01 per share (the “Preferred Stock” and the transaction, the “Reverse Acquisition”). The Private Equity Investment was consummated on September 14, 2006, and the Sale Transaction and Reverse Acquisition were consummated on September 14 and 15, 2006, respectively.

As a result of the Reverse Acquisition, we are no longer in the wine and spirits business, and are now a telecommunications sales, and service company, focusing on products and services utilizing voice over internet protocol (“VoIP”) technology.  We provide wholesale long distance carrier termination services as a reseller of VoIP telephony services.  We are also a reseller of VoIP related telecommunications equipment.

In furtherance of treating the Sale Transaction and Reverse Acquisition as a reverse acquisition for accounting purposes, the board of directors of the Company (the “Board”) and the board of directors of Qualmax (collectively, the “Boards”) have agreed that for accounting purposes they have treated the transactions as a reverse acquisition of Qualmax by the Company, and have since the time of the consummation, intended the transaction to ultimately result in a downstream merger of the Company and Qualmax, and, in furtherance thereof, the Boards have each determined that Qualmax will merge with and into the Company (the “Merger”), and in connection with the Merger, the separate corporate existence of Qualmax will cease.

The Boards agreed that certain events (the “Merger Events”) were required to occur in order to effectively consummate the transactions contemplated, including, without limitation, certain amendments to the Certificate of Incorporation of the Company to, among other things, increase the authorized number of shares of Common Stock of the Company, the resultant conversion of the Preferred Stock into shares of the Company’s Common Stock, make any filings necessary to complete the Merger, and receive approval by the stockholders of the Company and Qualmax.

During 2007, the number of authorized shares was increased from 50 million shares to 600 million shares to allow for a sufficient number of authorized shares to convert the existing Preferred shares to Common shares. All Preferred shares were then converted into Common shares as a further step towards the completion of the merger.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under the generally accepted accounting principles in the United States of America (“GAAP”), the acquisition of Qualmax has been accounted for as a reverse acquisition and Qualmax has been treated as the acquiring entity for accounting and financial reporting purposes.  As such, our condensed consolidated financial statements will be presented as a continuation of the operations of Qualmax and not New World Brands, Inc.  Accordingly, the accompanying financial statements consist of the balance sheet of the Company and Qualmax as of March 31, 2008 and December 31, 2007, and the results of operations of the Company and Qualmax for the three months ended March 31, 2008 and March 31, 2007.  As a result of the Reverse Acquisition, the Company’s fiscal year end changed from May 31 to December 31.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. Although we believe that the disclosures are adequate to make the information presented not misleading, we suggest that these financial statements be read in conjunction with the year-end and interim financial statements and notes thereto, and additional information included in our prior annual, quarterly and current reports on Forms 10-KSB, 10-QSB and 8-K, respectively, as filed with the SEC.

Reclassification

Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to maintain consistency and comparability between periods presented.

In July, 2007, the Company sold all the issued and outstanding common stock of IP Gear, Ltd.   For purposes of comparability, the results of these operations have been reclassified from continuing operations to discontinued operations for the three months ended March 31, 2007 presented in the accompanying condensed consolidated statements of operations.  See Note G – Discontinued Operations – IP Gear, Ltd.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS 157, “Fair Value Measurements”(“SFAS 157”). This Statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The FASB deferred the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2007 as it relates to the fair value measurement requirements for non-financial assets and liabilities that are initially measured at fair value, but not measured at fair value in subsequent periods.  These non-financial assets include goodwill and other intangible assets with indefinite-lived which are included within other assets. The Company has adopted the provisions of SFAS No 157 with respect to non-financial assets effective January 1, 2008 and its adoption did not have a material impact on our results of operations or our financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which is effective for fiscal years beginning after November 15, 2007. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has adopted the provisions of SFAS 159 and does not expect it having a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, including goodwill, the liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 141R will have on our financial position and consolidated results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 160 will have on our financial position and consolidated results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of FASB statement No. 133. SFAS 161 amends and expands the disclosure requirement for FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). It requires enhanced disclosure about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE A	ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company as of January 1, 2009.

NOTE B	INVENTORIES

Inventories as of March 31, 2008 and December 31, 2007 consisted of the following:

Resale Hardware	March 31, 2008	December 31, 2007
Finished Goods inventories	$1,545,326	$819,654
Less allowance for obsolete inventories	(71,500	(75,000)
Inventories, net	$1,473,826	$744,654

NOTE C	NOTES PAYABLE

Loans from P&S Spirit

On and effective March 30, 2007, we entered into a term loan and security agreement with P&S Spirit (the “P&S Term Loan”).  The principal amount of the P&S Loan was $1,000,000.  Monthly payments of interest at two percent over the Wall Street Journal Prime Rate payable in arrears are due commencing on May 1, 2007.

On May 30, 2007, the Company entered into another agreement with P&S Spirit, a Credit Line and Security Agreement (the “P&S Credit Line”),  for a line of credit facility in the amount of $1,050,000.  The terms of the loan facility are an interest rate of Prime plus 2% (as reported in the Wall Street Journal), payments are to be interest only in arrears commencing July 1, 2007.  The P&S Credit Line is secured by a corporate guaranty by Qualmax (which pending completion of the merger of Qualmax into the Company, holds a controlling interest in the Company) and a security interest in the assets of Qualmax (consisting solely of 298,673,634 shares of common stock of the company). The Company must meet covenants of a ratio of current assets to current liabilities of at least 1.2:1.0 and a total liabilities to net worth ratio not exceeding 2.5:1.0.  The maturity date of the loan is June 1, 2011 when all principal and any outstanding interest payments are due. The company was in compliance with all its covenants as of March 31, 2008 and December 31, 2007.

The Company paid $500,000 towards the balance of the P&S Term Loan on August 13, 2007. This reduced the balance of the loan to $500,000.  On February 21, 2008, effective February 15, 2008, the Company repaid all outstanding obligations under the P&S Term Loan Agreement, in the amount of $500,000.  We made a draw of $500,000 against the P&S Credit Line facility to pay the P&S Term Loan. As of March 31, 2008, the Company had paid off the full amount of the P&S Term Loan and had drawn a total of $500,000 against the P&S Credit Line. The interest rate on the P&S Credit Line on March 31, 2008 was 7.25%.

The principals of P&S Spirit include Dr. Selvin Passen, who is a director and shareholder of the Company, as well as its former Chief Executive Officer, and Dr. Jacob Schorr, who is a director of the Company.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE C	NOTES PAYABLE(continued)

TELES AG Loan Agreement

On February 21, 2008, the Company and TELES AG Informationstechnologien (“TELES”), entered into a Term Loan and Security Agreement (the “TELES Loan”), effective February 15, 2008, pursuant to which, from time to time prior to February 1, 2009, the Company may obtain advances from TELES up to the amount of the outstanding Commitment.  Amounts borrowed may not be reborrowed, notwithstanding any payments thereunder.  The outstanding balance of the TELES Loan will be due and payable on or before February 1, 2012.  The outstanding principal amount of the TELES Loan will be payable in twelve (12) quarterly installments commencing May 1, 2009.  Interest on the outstanding principal amount of the TELES Loan is payable quarterly commencing May 1, 2008, at an interest rate equal to 7% per annum, compounded quarterly.

Total maturities of notes payable as of March 31, 2008 were as follows:

2008	$—
2009	—
2010	—
2011
2012	500,000
Total notes payable	500,000

Notes payable, current portion	—

Notes payable, net of current portion	$500,000

For comparison, the interest expense the Company incurred on the above notes payable was approximately $10,243 and $27,684 for the three months ended March 31, 2008 and 2007, respectively.

NOTE D	STOCKHOLDERS’ EQUITY

Computation of Basic and Diluted Share Data

The following tables set forth the computation of basic and diluted share data for the three months ended March 31, 2008 and 2007:

Weighted average number of shares outstanding as at March 31, 2007:

Basic (Common Stock)	39,043,665
Preferred Stock (as converted to Common Stock)	348,453,451
Total	387,497,116
Effect of dilutive securities
Common Stock - options and warrants	—
Preferred Stock - options and warrants	—
Total	—
Weighted average number of shares outstanding (diluted)	387,497,116
Weighted average of options and warrants not included above (anti-diluted):
Basic (Common Stock)	5,495,000
Preferred Stock (as converted to Common Stock)	55,555,548
Total	448,547,664

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE D	STOCKHOLDERS’ EQUITY(continued)

Weighted average number of shares outstanding as at March 31, 2008:

Basic (Common Stock)	414,979,673

Total	414,979,673
Effect of dilutive securities
Common Stock - options and warrants	—
Preferred Stock - options and warrants	—
Total	—
Weighted average number of shares outstanding (diluted)	414,979,673
Weighted average of options and warrants not included above (anti-diluted):
Basic (Common Stock)	61,050,556
Preferred Stock (as converted to Common Stock)	—
Total	476,030,229

NOTE E	INCOME TAXES

In May 2007, the FASB issued FASB Staff Position FIN 48-1,(“FSP”) which clarifies when a tax position is considered settled under FIN 48. The FSP explains that a tax position can be effectively settled on the completion of an examination by a taxing authority without legally being extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if (1) the tax position is not considered more likely than not to be sustained solely on the basis of its technical merits and (2) the statute of limitations remain open. FSP FIN 48-1 should be applied upon the initial adoption of FIN 48. The impact of our adoption of FIN 48 (as of January 1, 2007) is in accordance with this FSP and the implementation has not resulted in any changes to our consolidated financial statements.

NOTE F	COMMITMENTS AND CONTINGENCIES

The MPI Litigation

As a result of the Reverse Acquisition the Company assumed the liabilities of Qualmax.  Qualmax was named as a defendant in certain litigation filed in France before the Trade Tribunal of Nanterre against BOS Better Online Systems (“BOS”) by Media Partners International (“MPI ,” and the “ MPI Litigation”), a former distributor of BOS, whose contract with BOS allegedly related to certain distribution rights for the product division Qualmax purchased from BOS on December 31, 2005.  Pursuant to the asset purchase agreement between Qualmax and BOS, BOS agreed to indemnify and hold Qualmax harmless from liability, without limitation, arising from the claims raised in the MPI Litigation, and BOS has undertaken defense of Qualmax at BOS’s expense.  The litigation remains in its early stages, and as last reported

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE F	COMMITMENTS AND CONTINGENCIES(continued)

from counsel the French court had not yet made definitive rulings on defendant’s motion to change venue and jurisdiction from France to Israel.

Initial hearings on a motion for change of venue were concluded in February 2007.  Additional hearings were conducted in late April 2007.  The Company has been preliminarily informed that a decision from the French court to maintain venue in France was made in September 2007, and that defendants have filed an appeal of that decision, but that no ruling has been made on the appeal as of the date of this filing.  At present, based upon the limited progress of the matter and without the benefit of the completion of factual discovery, management believes this litigation does not pose a significant financial risk to the Company.

The Blackstone Litigation

On April 1, 2008, effective as of March 31, 2008, the Company entered into a settlement agreement in relation to a lawsuit entitled Capital Securities, LLC and Blackstone Communications Company v. Carlos Bertonnatti, Worldwide PIN Payment Corp. and Qualmax, Inc., Case No. 2006-15824-CA-01, filed August 10, 2006 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida (the “Blackstone Litigation”).  As disclosed in the Company’s Quarterly Reports on Form 10-QSB filed with the SEC on November 19, August 20, and May 21, 2007, and the Company’s Annual Report on Form 10-KSB filed with the SEC on April 17, 2007, the facts underlying the Blackstone Litigation relate to a contract between defendant Worldwide PIN Payment Corp. and plaintiffs, and a third party, to plaintiffs’ allegations of misappropriation of trade secrets and corporate opportunity, and to claims that defendants, or some of them, tortiously interfered with plaintiffs’ contract with a third party.

Pursuant to the settlement agreement, the Company has agreed to pay plaintiffs the sum of $50,000 toward plaintiffs’ costs of litigation, and in exchange, plaintiffs have released the Company from all claims asserted by plaintiffs or otherwise arising against the Company; all claims against the Company were dismissed with prejudice.

Credit Facility with Pacific Continental Bank

The Company entered into an agreement for the use of various credit services with Pacific Continental Bank in February 2007.  The conditions of this agreement require the deposit of $250,000 with the bank as security for the services.  The terms and balance remain unchanged at March 31, 2008. The deposit is in the company’s money market account with the bank and is reported on the balance sheet as part of cash and cash equivalents.

Piecom Tech

As part of the agreement to sell our IP Gear Ltd. subsidiary to TELES (see discontinued operations Note G), we have accepted any liabilities and or any amounts recovered as a result of any claims from/against Piecom to/from IP Gear Ltd. in the future, beyond the date of closing the sale of our subsidiary.  Piecom Tech had been a vendor to IP Gear Ltd and was contracted to provide outsourced contract manufacturing services.  There is currently a deposit held by Piecom of $214,000 towards the production of equipment not yet delivered and an amount in escrow of $32,000 pending resolution of this matter. There is currently no expectation of any liability arising from this commitment to the company.

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE G	DISCONTINUED OPERATIONS – IP GEAR, LTD.

We completed the sale of IP Gear, Ltd., our Israeli subsidiary, as of an effective date of July 1, 2007 for accounting purposes.  The Company agreed to sell all the outstanding shares of the Company’s subsidiary, IP Gear Ltd., to TELES in exchange for cash on closing and further payments over a period of time. The Company’s consideration, as determined by the Final Agreement, calls for four elements: a fixed price of $1,500,000 as part of closing; an Earn Out over four years paid quarterly of not less than $750,000 over the four years; a minimum of $400,000 over two years defined as marketing support; and an interest bearing loan credit facility up to $1,000,000 payable over four years.  The Earn Out is to be paid at the greater of $46,875 or 10% of the “CPE” product line revenue for the quarter to be paid within 90 days of the end of the quarter.  The Company also received a return of working capital invested during the transition period.

With certain exceptions, commencing on the date of the closing and for a certain period of time (as specified in the Final Agreement), the Company agreed not to, or cause any of its affiliates to, engage in any research and development or manufacturing activities competitive with those conducted by IP Gear, Ltd., and not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with certain products of TELES.  In addition, with certain exceptions, commencing one year after the date of closing, and effective for a period of time and within certain geographic regions relative to the grant of exclusive distribution and sale rights to the Company pursuant to the partner contract described below, the Company agreed not to, or cause any of its affiliates to, engage in the sale, distribution, marketing, and services of products that may compete with products of IP Gear, Ltd.

In accordance with the Final Agreement, the Company and TELES entered into a partner contract relating to the promotion, marketing, sale, and support of certain products of TELES and IP Gear, Ltd., pursuant to which the Company became the exclusive distributor of products of TELES and IP Gear, Ltd. in North America (including the United States, Canada, Mexico, all Caribbean nations, Guatemala, and Honduras) and non-exclusive distributor in other markets.

TELES assumed responsibility for all the liabilities and obligations of IP Gear, Ltd. except those specifically outlined in the agreement. The two items excluded are any past potential liability that IP Gear, Ltd. may have to the Office of the Chief Scientist of Israel and under a contract with one of IP Gear, Ltd.’s vendors, Piecom.

New World Brands’ management was authorized by the board to complete the sale of IP Gear, Ltd. to TELES.  A preliminary agreement was reached July 18 2007 and the closing occurred on July 26, 2007.  The final agreement for the sale was approved by our Board’s consent and by Teles’ Supervisory board on July 25, 2007

	Selected Statements of Operations Data for the Company’s Discontinued Operations for the 3 months ended March 31,
	2008	2007
Total Revenue	$—	$577,737
Pre-Tax Loss from Discontinued	—	(518,700)
Income Tax Provision Operations	—	—
Loss from Discontinued Operations	—	(518,700)
Pre-Tax Impairment Loss	—	—
Income Tax Provision	—	—
Loss from Discontinued Operations, Net of Tax	$—	$(518,700)

NOTE H	BUSINESS SEGMENT REPORTING

The following presents our segmented financial information by business line for the three months ended March 31, 2008, and 2007.  As a result of the sale of a wholly-owned subsidiary, IP Gear, Ltd. we are currently focused on two principal lines of businesses: (i) resale hardware, which is the sale and distribution of VoIP and other telephony equipment and related professional services via our U.S.-based business, which operates under the name “NWB Networks,”

NEW WORLD BRANDS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2008
(continued)

NOTE H	BUSINESS SEGMENT REPORTING(continued)

including sales and support of TELES and IP Gear, Ltd products; and (ii) wholesale carrier services, which is telephony service resale and direct call routing via our U.S.-based VoIP service business, which operates under the name “NWB Telecom.”

	2008	2007
Net sales:

NWB Telecom	$3,038,549	$2,870,997

NWB Networks	2,042,400	1,228,024
	5,080,949	4,099,021
Cost of sales:

NWB Telecom	2,708,332	2,409,462

NWB Networks	1,668,226	1,119,009
	4,376,558	3,528,471
Gross profit:

NWB Telecom	330,216	461,535

NWB Networks	374,175	109,015
	704,391	570,550

 Annex A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

NEW WORLD BRANDS, INC.,

and

QUALMAX, INC.

Dated as of February 18, 2008

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 18, 2008 (this “Agreement”), is by and between New World Brands, Inc., a Delaware corporation (“the Company”), and Qualmax, Inc., a Delaware corporation (“Qualmax”).

RECITALS

The Company and Qualmax are parties to that certain Asset Purchase Agreement dated as of June 22, 2006, as amended on August 28, 2006 (the “Purchase Agreement”), pursuant to which, at a closing that took place on September 15, 2006, among other things, the Company acquired all of the assets of Qualmax in exchange for the assumption of Qualmax’s liabilities and the issuance to Qualmax of 100 shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share, which shares of Preferred Stock were converted into 298,673,634 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) on April 24, 2007 upon the filing of a Certificate of Amendment to the Company’s certificate of incorporation with the Secretary of State of the State of Delaware.

The board of directors of the Company and Qualmax have each determined that it is advisable and in their best interests, and in the best interests of their respective stockholders, and consistent with and in furtherance of their respective business strategies and goals, for Qualmax to merge with and into the Company upon the terms and subject to the conditions set forth herein (the “Merger”) and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company being the surviving corporation in the Merger.

The Company and Qualmax intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”) and that the transactions contemplated by this Agreement be undertaken pursuant to such plan.

Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of Qualmax (the “Qualmax Stock”) immediately prior to the effective time of the Merger, shall be converted into the right to receive shares of Common Stock of the Company, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Qualmax hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Adjusted Stock Right” is defined in Section 6.07(a).

“Affiliates”, with respect to any Person, means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For the purpose of the definition of Affiliate, the term “control” (including the terms “controlling” and “controlled”) means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Certificate of Merger” is defined in Section 2.02.

“Certificates” is defined in Section 2.06(e).

“Code” is defined in the Recitals.

“Company” is defined in the Preamble.

“Company Charter Documents” is defined in Section 4.02.

“Company Stock Rights” is defined in Section 4.03(a).

“Company Rights Agreements” is defined in Section 4.03(a).

“Common Stock” is defined in the Recitals.

“DGCL” is defined in the Recitals.

“Effective Time” is defined in Section 2.02.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Exchange Agent” is defined in Section 2.07(a).

“Exchange Ratio” is defined in Section 2.06(a).

“Governmental Authority” is defined in Section 3.05(b).

“knowledge” means, with respect to any matter in question, the actual knowledge at any time of the executive officers of Qualmax or the Company, as the case may be.

“Material Adverse Effect” means, (i) with respect to Qualmax, any event, change, cause, effect or circumstance which has a material adverse effect on the business, assets (including intangible assets), financial condition or results of operations of Qualmax, taken as whole, and (ii) with respect to the Company, any event, change, cause, effect or circumstance which has a material adverse effect on the business, assets (including intangible assets), financial condition or results of operations of the Company and/or its subsidiaries, taken as whole; provided, however, that each of the following shall be excluded from the definition of Material Adverse Effect and from any determination as to whether a Material Adverse Effect has occurred or may occur: changes, effects or circumstances, that are applicable to (A) the industry generally in which Qualmax or the Company, as the case may be, operates, (B) the United States securities markets generally, (C) personnel and other changes customarily attendant to transactions of the type contemplated by this Agreement, including, without limitation, any disruption of customer, supplier or employee relationships, and (D) general changes in economic, regulatory or political conditions generally, in the case of (A) and (D) above, to the extent that the relevant change does not have a materially disproportionate impact on it as compared to other similarly situated companies in similar industries.

“Merger” is defined in the Recitals.

“Merger Consideration” is defined in Section 2.07(b).

“Merger Proposals” means proposals for: (1) the approval and authorization of this Agreement and any related agreements, instruments or certificates; and (2) the approval and authorization of the consummation of the transactions contemplated by this Agreement, including, without limitation, the Merger.

“Qualmax” is defined in the Preamble.

“Qualmax Charter Documents” is defined in Section 3.02.

“Qualmax Preferred Stock” is defined in Section 3.03.

“Qualmax Stock” is defined in the Recitals.

“Qualmax Stock Rights” is defined in Section 2.06(c).

“Qualmax Stock Right Agreements” is defined in Section 2.06(c).

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“Post-Acquisition SEC Documents” is defined in Section 4.07(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“subsidiary” or “subsidiaries” of Qualmax, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Qualmax, the Surviving Corporation, the Company or such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Surviving Corporation” is defined in Section 2.01.

“Termination Date” is defined in Section 8.01(b).

When reference is made in this Agreement to Qualmax or the Company, such reference shall include their respective subsidiaries, as and to the extent the context so requires, whether or not explicitly stated in this Agreement.

ARTICLE II

THE MERGER

SECTION 2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Qualmax and the Company shall consummate the Merger pursuant to which (a) Qualmax shall be merged with and into the Company and the separate existence of Qualmax shall thereupon cease, (b) the Company shall continue as the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger

SECTION 2.02. Closing; Effective Time.

(a) Unless this Agreement shall have been terminated and the transactions herein contemplated hereunder shall have been abandoned pursuant to Section 8.01 hereof, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely at the offices of Kramer Levin Naftalis & Frankel LLP located at 1177 Avenue of the Americas, New York, New York 10036 at 3:00 p.m. (NY time), as promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VII. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

(b) Immediately prior to the Closing, Qualmax and the Company shall duly execute a certificate of merger (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL. The Merger shall become effective at 11:59 p.m. (NY time) on the date of the filing of the Certificate of Merger with the Secretary of State of Delaware or such other date as may be mutually agreed between Qualmax and the Company and included in the Certificate of Merger (the “Effective Time” and the day that includes the Effective Time the “Effective Date”).

SECTION 2.03. Effect of the Merger. The Merger shall have the effect set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of Qualmax and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Qualmax and the Company shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL

SECTION 2.04. Certificate of Incorporation; Bylaws. At the Effective Time, the certificate of incorporation of the Company (the “Certificate of Incorporation”), as in effect immediately prior to the Effective Time, shall be, upon effectiveness of the Merger, the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by applicable law and by the terms of such Certificate of Incorporation. The by-laws of the Company, as in effect immediately prior to the Effective Time (the “By-Laws”), shall be, upon effectiveness of the Merger, the by-laws of the Surviving Corporation until thereafter amended as provided by applicable law.

SECTION 2.05. Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 2.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Qualmax or the holders of any securities of Qualmax:

(a) Conversion of Securities. Each share of Qualmax Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Qualmax Stock to be canceled pursuant to Section 2.06(b) hereof) shall be converted, subject to Sections 2.06(e) and (f) hereof, into a number of shares of Common Stock determined by dividing (x) the total number of shares of Common Stock owned by Qualmax immediately prior to the Effective Time by (y) the total number of shares of Qualmax Stock issued and outstanding immediately prior to the Effective Time (such ratio, the “Exchange Ratio”), and except as provided in Section 2.06(c) hereof, and any other shares of capital stock or options, warrants or other securities convertible or exercisable into shares of capital stock of Qualmax, whether vested or unvested, shall automatically be cancelled and retired and shall cease to exist.

(b) Cancellation. At the Effective Time, each share of Qualmax Stock held in the treasury of Qualmax immediately prior to the Effective Time shall cease to be outstanding, be canceled and retired without payment of any consideration therefor, and shall cease to exist.

(c) Stock Options and Warrants. At the Effective Time, those options or warrants to purchase shares of Qualmax Stock (collectively, the “Qualmax Stock Rights”) listed on Schedule 6.07 hereto (collectively, the “Qualmax Stock Right Agreements”), shall be treated in accordance with Section 6.07 hereof.

(d) Adjustments to Exchange Ratio. The Exchange Ratio, the Merger Consideration and any other relevant amounts and terms in this Agreement shall be appropriately adjusted to reflect fully the effect of: any stock split, reverse split, or stock dividend (including any dividend or distribution of securities convertible into Common Stock); or any reorganization, recapitalization, reclassification, readjustment, split up, combination or exchange of shares, or other like event with respect to the Common Stock, in any case occurring after the date hereof and prior to the Effective Time.

(e) Fractional shares of Common Stock. No certificates or scrip representing less than one (1) share of Common Stock shall be issued in exchange for shares of Qualmax Stock upon the surrender for exchange of a certificate which immediately prior to the Effective Time represented issued and outstanding shares of Qualmax Stock (the “Certificates”). In lieu of any such fractional share, each holder of shares of Qualmax Stock issued and outstanding immediately prior to the Effective Time who would otherwise have been entitled to fractional shares of Common Stock upon surrender of Certificates for exchange shall have his, her or its shares aggregated and each fractional share resulting from such aggregation shall be rounded up to the nearest whole share and no cash payment shall be made.

SECTION 2.07. Exchange of shares of Qualmax Stock.

(a) Exchange Agent. The Company shall cause to be supplied to or for such bank or trust company as shall be designated by the Company and shall be reasonably acceptable to Qualmax (the “Exchange Agent”), in trust for the benefit of the holders of shares of Qualmax Stock, as needed for exchange in accordance with this Section 2.07 through the Exchange Agent, the shares of Common Stock deliverable pursuant to Section 2.06(a) hereof.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time, the Company will cause the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify and as are consistent with the terms of this Agreement), and (ii) instructions to effect the surrender of the Certificates in exchange for the shares of Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive, in exchange therefore, that number of whole shares of Common Stock which such holder has the right to receive in accordance with Section 2.06(a) hereof in respect of the shares of Qualmax Stock formerly evidenced by such Certificate(s) and (the Common Stock being referred to as the “Merger Consideration”).

(ii) The holder of such Certificate, upon exchange for shares of Common Stock, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.07(c). Certificates surrendered shall forthwith be canceled following the Effective Time. In the event of a transfer of ownership of shares of Qualmax Stock which is not registered in the transfer records of Qualmax as of the Effective Time, the Merger Consideration, dividends and distributions may be issued and paid in accordance with this Article II to a transferee if the Certificate evidencing such shares of Qualmax Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 2.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Qualmax Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends or other distributions, to evidence the ownership of the number of whole shares of Common Stock into which such shares of Qualmax Stock shall have been so converted under Section 2.06 hereof.

(iii) Shares of Qualmax Stock held at the Effective Time in book-entry form shall be exchanged for Merger Consideration in accordance with the customary procedures of The Depository Trust Company.

(c) Distributions with Respect to Unexchanged shares of Qualmax Stock. No dividends or other distributions declared or made after the Effective Time with respect to shares of Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Common Stock that such holder is entitled to receive, unless and until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of Section 2.07(b). Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Common Stock, and (ii) on the applicable payment date, the amount of dividends or other distributions with a record date after the Effective Time not yet paid on the date of surrender of such Certificate to be paid with respect to such whole shares of Common Stock.

(d) Transfers of Ownership. If any shares of Common Stock are to be delivered in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the delivery thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to the Company or any agent designated by it any transfer or other taxes required by reason of the delivery of Common Stock in any name other than that of the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Company or any agent designated by it that such tax has been paid or is not payable.

(e) Escheat. The Company, Qualmax and their respective affiliates shall not be liable to any holder of Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock, and from any cash dividends or other distributions that such holder is entitled to receive under Section 2.07(c), such amounts as the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of federal, state, local or non-United States tax law. To the extent that amounts are so withheld by the Exchange Agent, such portion of the Merger Consideration and other such amounts payable under Section 2.07(c) that are withheld shall be treated for all purposes of this Agreement as having been received by the holder of the shares of Qualmax Stock in respect of which such deduction and withholding was made by the Exchange Agent.

(g) Undistributed Merger Consideration. Any portion of the shares of Common Stock and the cash or other property in respect of dividends or other distributions that the holder is entitled to receive under Section 2.07(c) supplied to the Exchange Agent which remains undistributed to the holders of the Certificates one (1) year after the Effective Time shall be delivered to the Company, upon demand, and any holders of Certificates who have not theretofore complied with this Section 2.07 shall thereafter look only to the Company for payment of their claim for Merger Consideration and any dividends or distributions with respect to shares of Common Stock.

SECTION 2.08. Stock Transfer Books. At the Effective Time, the stock transfer books of Qualmax shall be closed, and there shall be no further registration of transfers of Qualmax Stock thereafter on the records of Qualmax.

SECTION 2.09. No Further Ownership Rights in Common Stock. The Merger Consideration and distributions, if any, pursuant to Section 2.07(c) delivered upon the surrender for exchange of shares of Qualmax Stock in accordance with the terms hereof shall be deemed to have been issued in full and complete satisfaction of all rights pertaining to such shares of Qualmax Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Qualmax Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

SECTION 2.10. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II; provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

SECTION 2.11. Tax Consequences. The parties hereto intend that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

SECTION 2.12. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Qualmax Stock held by a holder who has demanded and perfected appraisal or dissenters’ rights for such shares in accordance with the DGLC and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters’ rights (“Dissenting Shares”) shall not be converted into or represent a right to receive shares of Common Stock pursuant to Section 2.06, but the holder thereof shall only be entitled to such rights as are granted by DGCL.

(b) Notwithstanding the provisions of subsection (a), if any holder of shares of Qualmax Stock who demands appraisal of such shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the shares of Common Stock as provided in Section 2.06, without interest thereon, upon surrender of the Certificate representing such shares.

(c) Qualmax shall give the Company (i) prompt notice of any written demands for appraisal of any shares of Qualmax Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Qualmax and (ii) Qualmax agrees that, except with the prior written consent of the Company, or as required under the DGCL, it will not make any payment with respect to, or settle or offer to settle any claim, demand, or other liability with respect to any Dissenting Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF QUALMAX

Qualmax hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, except as set forth on the written disclosure schedules delivered by Qualmax, as follows:

SECTION 3.01. Organization and Qualification.

(a) Qualmax is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate or other power and authority necessary to own, lease or operate the properties it owns, leases or operates and to carry on its business as it is now being conducted.

(b) Qualmax is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) Other than the shares of Common Stock, Qualmax does not own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other Person.

SECTION 3.02. Certificate of Incorporation and By-laws. The certificate of incorporation and bylaws of Qualmax (the “Qualmax Charter Documents”) are in full force and effect. Except as set forth in Schedule 3.02 or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, Qualmax is not in violation of any of the provisions of the Qualmax Charter Documents.

SECTION 3.03. Capitalization. The authorized capital stock of Qualmax consists of 40,000,000 shares of Common Stock and 100 shares of preferred stock, par value $0.001 per share (the “Qualmax Preferred Stock”). As of the date hereof, (i) 21,625,392 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable (excluding treasury shares which are issued but not outstanding, all of which are not entitled to vote), and none of which has been issued in violation of preemptive or similar rights, and (ii) no shares of Qualmax Preferred Stock are issued and outstanding.

SECTION 3.04. Authorization; Binding Agreement.

(a) Qualmax has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the requisite approval of Qualmax’s stockholders in accordance with the DGCL. The execution and delivery of this Agreement by Qualmax and the consummation of the transactions contemplated hereby by Qualmax has been duly and validly authorized by all necessary corporate action on the part of Qualmax, and no other action on the part of Qualmax or, the knowledge of Qualmax, any other Person (other than the approval of Qualmax stockholders), is necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby by Qualmax. This Agreement has been duly and validly executed and delivered by Qualmax. This Agreement constitutes (assuming this Agreement has been duly authorized, executed and delivered by the Company) a valid and binding obligation of Qualmax, enforceable against Qualmax in accordance with its terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) At a meeting duly called and held, or by written consent in lieu of meeting, the board of directors of Qualmax unanimously (i) determined that it is advisable and in the best interest of Qualmax and its stockholders for Qualmax to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions of this Agreement, (ii) approved this Agreement in accordance with the applicable provisions of the DGCL, and (iii) recommended the approval of this Agreement by holders of shares of Qualmax Stock and directed that this Agreement be submitted for consideration and approval by the requisite vote of the Qualmax stockholders.

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Qualmax does not, the performance of this Agreement by Qualmax and the consummation by Qualmax of the transactions contemplated hereunder, will not (with or without notice or lapse of time or both), (i) conflict with or violate the Qualmax Charter Documents, (ii) assuming compliance with the matters referred to in Section 3.05(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Qualmax or by which its properties are bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Qualmax’s rights or alter the rights or obligations of any third party under, or give to others any rights of, or cause any, termination, amendment, redemption, acceleration or cancellation of, or result in the creation of a lien or encumbrance on (including a right to purchase) any of the properties or assets of Qualmax pursuant to, any note, bond, mortgage, indenture, credit facility, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Qualmax is a party or by which Qualmax’s properties is bound, except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by Qualmax does not, and the performance of this Agreement by Qualmax will not, require Qualmax to make, seek or obtain any consent, approval, authorization or permit of, or filing with or notification to, any governmental, administrative or regulatory authority, agency or commission, domestic or foreign (each, a “Governmental Authority”) or any other Person, except (i) for the filing and recordation of appropriate merger or other documents as required by the DGCL, (ii) any filings required to be made in connection with the issuance of the shares of Common Stock to the stockholders of Qualmax pursuant to Section 2.06 hereof pursuant to, or in compliance with, the Securities Act, (iii) as disclosed on Schedule 3.05(b), (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or (v) as to which any necessary consents, approvals, authorizations, permits, filings or notifications have heretofore been obtained or filed, as the case may be, by Qualmax.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represent and warrant to Qualmax, as of the date hereof and as of the Closing Date, except as set forth in the disclosure schedules, as follows:

SECTION 4.01. Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate or other power and authority necessary to own, lease or operate the properties it owns, leases or operates and to carry on its business as it is now being conducted.

(b)  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 4.02. Certificate of Incorporation and By-laws. The Certificate of Incorporation and By-laws (the “Company Charter Documents”) are in full force. Except as would not reasonably be expected materially to interfere with its operations, the Company is not in violation of any of the provisions of the Company Charter Documents.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Common Stock and 1,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the date hereof (i) 414,979,673 shares of Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and none of which have been issued in violation of preemptive or similar rights; (ii) no shares of the Preferred Stock are issued and outstanding; and (iii) shares of Common Stock are issuable upon exercise of outstanding stock options, warrants and SARs (collectively, “Company Stock Rights”) issued under any stock plans or other agreements of the Company (collectively, the “Company Rights Agreements”).

(b) The Common Stock to be delivered as Merger Consideration will be, upon issuance in accordance with the terms of this Agreement, duly authorized, validly issued and fully paid and nonassessable, and the issuance thereof will not be subject to any preemptive or other similar right.

SECTION 4.04. Authorization; Binding Agreement.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the requisite approval of the Company’s stockholders in accordance with the DGCL. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement and the Merger in accordance with the DGCL, the Company Charter Documents, the rules of the NASD, and the filings and recording of appropriate merger documents as required by the DGCL). This Agreement constitutes (assuming this Agreement has been duly authorized, executed and delivered by Qualmax) a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) At a meeting duly called and held, or by written consent in lieu of meeting, the board of directors of the Company has (i) determined that it is advisable and in the best interest of the Company and its stockholders for the Company to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions of this Agreement, (ii) approved this Agreement in accordance with the applicable provisions of the DGCL, and (iii) recommended the approval of this Agreement by the Company’s stockholders and directed that this Agreement be submitted for consideration and approval by the requisite vote of the Company’s stockholders.

SECTION 4.05. No Conflicts.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not (with or without notice or lapse of time or both) (i) conflict with or violate the Company Charter Documents, (ii) assuming compliance with the matters referred to in Section 4.05(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair, in any material respect, the Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of, or cause any, termination, amendment, redemption, acceleration or cancellation of, or result in the creation of a lien or encumbrance on (including a right to purchase) any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, credit facility, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound, except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require the Company or any of its subsidiaries to make or seek any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any of the Securities Act, the Exchange Act, state securities laws and the NASD and the filing and recordation of appropriate merger or other documents as required by the DGCL, (ii) any filings required to be made by the Company in connection with the issuance of the shares of Common Stock to the stockholders of Qualmax pursuant to Section 2.06 hereof pursuant to, or in compliance with, the Securities Act, (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or (iv) as to which any necessary consents, approvals, authorizations, permits, filings or notifications have heretofore been obtained or filed, as the case may be, by the Company.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01. Conduct of Business Pending the Merger. Each of Qualmax and the Company covenants and agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, unless the other shall otherwise agree in writing, and except as set forth in Schedule 5.01 or as required by law with advance notification to the other, it shall (a) conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and it and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and (b) use commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ present officers, employees and consultants and to preserve its and its subsidiaries’ present relationships with customers, suppliers and other Persons with which it or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, as set forth in Schedule 5.01 or as required by law with advance notification to the other, neither Qualmax nor the Company shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or publicly propose to do, any of the following without the consent or ratification of the other:

(a) amend or otherwise change the Qualmax Charter Documents or the Company Charter Documents, as applicable;

(b) sell, pledge, dispose of or encumber any assets of Qualmax or the Company, as applicable, or any of its subsidiaries except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets;

(c) (i) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (ii) except as required by the terms of any security as in effect on the date hereof, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Common Stock or Qualmax Stock, as applicable, or any option, warrant or right, directly or indirectly, to acquire any such securities;

(d) except as provided in an existing obligation of Qualmax or the Company, as applicable, and in accordance with such obligations, (i) increase the compensation, benefits or severance payable or to become payable to its directors, officers, employees or consultants, except for increases in salary or wages of employees in accordance with past practices, (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement, with any current or prospective employee, except for new hire employees in the ordinary course of business, (iii) enter into any contract with any director, officer or employee, (iv) accelerate the payment of compensation or benefits to any director, officer, employee or consultant except as required by applicable law and agreements in effect as of the date of this Agreement, (v) grant any option or other equity awards to any director, officer, employee or consultant except pursuant to agreements in effect as of the date of this Agreement or (iv) establish, adopt, enter into or amend any collective bargaining agreement, benefit plan, including, without limitation, any plan that provides for the payment of bonuses or incentive compensation, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries, except, in each case, as may be required by law or as would not result in a material increase in the cost of maintaining such collective bargaining agreement, benefit plan, trust, fund, policy or arrangement;

(e) purchase any capital assets or make any capital expenditures other than those purchased or made in the ordinary course of business and consistent with past practice;

(f) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) except as required by a change in GAAP occurring after the date hereof;

(g) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.01(a) through (f) above, or any action which would make any of the representations or warranties of Qualmax or the Company, as the case may be, contained in this Agreement untrue or incorrect such that the conditions in Section 7.02(a) or 7.03(a), as applicable, would not be satisfied or prevent Qualmax or the Company, as applicable, from performing or cause Qualmax or the Company, as applicable, not to perform its covenants hereunder such that the condition in Section 7.02(b) or 7.03(b), as applicable, would not be satisfied.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Stockholders’ Actions.

(a) As promptly as practicable after the execution of this Agreement, the Company shall take all reasonable actions necessary to cause the approval and authorization of (i) the Merger Proposals and (ii) such other actions as the board of directors of the Company may determine are necessary or appropriate, by the consent of the holders of a majority of the outstanding shares of Common Stock.

(b) As promptly as practicable after the execution of this Agreement, Qualmax shall take all reasonable actions necessary to cause the approval and authorization of (i) this Agreement and any related agreements, instruments or certificates; (ii) the consummation of the transactions contemplated by this Agreement, including, without limitation, the Merger; and (iii) such other actions as the board of directors of Qualmax may determine are necessary or appropriate, by the written consent of the holders of a majority of the outstanding shares of Qualmax Stock. Promptly upon obtaining such written consent, Qualmax shall cause a notice to be mailed to the stockholders of Qualmax as required by Section 228(e) of the DGCL.

SECTION 6.02. Exemption from Registration.

(a) The shares of Common Stock to be issued in connection with the Merger are expected to be issued in a transaction exempt from registration under the Securities Act by reason of Section 3(a)(10) thereof pursuant to a fairness hearing (the “Hearing”) under Section 441-095-0030 of the Oregon Administrative Rules, as amended (the “Oregon Law”), and under applicable state blue sky laws. Promptly following the execution of this Agreement, but in no event later than fifteen (15) business days, Qualmax and the Company shall prepare, and the Company shall file with the Department of Consumer and Business Services, Division of Finance and Corporate Securities (the “Department”), such documents and instruments as are required under Oregon Law (the “Hearing Documents”) and a request for the Hearing to be held by the Department to consider the terms, conditions and fairness of the transactions contemplated by this Agreement and the Merger pursuant to Section 441-095-0030 of the Oregon Law. Qualmax and the Company will notify each other promptly of the receipt of any comments from the Department or its staff and of any request by the Department or any other government officials for amendments or supplements to any of the Hearing Documents or any other filing or for additional information and will supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the Department, or its staff or any other government officials, on the other hand, with respect to the filing. If at any time prior to the Effective Time any event or information should be discovered by Qualmax and the Company which should be set forth in an amendment to the Hearing Documents, such party shall promptly inform the other. The parties shall use their respective commercially reasonable efforts to obtain approval of the plan under Oregon Law as promptly as practicable after the filing of the Hearing Documents and shall fully cooperate with each other in good faith to assist in such efforts.

(b) If despite Qualmax’s and the Company’s commercially reasonable efforts to obtain approval of the plan under Oregon Law, the Department refuses to set a hearing date or approve the plan under Oregon Law, then the Company shall use all commercially reasonable efforts to effect as soon as practicable but in no event later than 60 business days after events stated in this Section 6.02(b) a Registration Statement (the “Registration Statement”) on Form S-4 (or such other or successor form as shall be appropriate) with respect to the shares of Common Stock to be issued in the Merger which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Company agrees to request the immediate acceleration of the effectiveness of the Registration Statement as soon as practicable but no less than within three (3) business days of any notification by the SEC of its decision not to review the Registration Statement or its determination that it has completed its review of the Registration Statement and has no further comments for the Company.

SECTION 6.03. Consents; Approvals. Qualmax and the Company shall each use reasonable best efforts to obtain and to cooperate with one another in order to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and non-United States governmental and regulatory rulings and approvals), and Qualmax and the Company shall make all filings (including, without limitation, all filings with United States and non-United States Governmental Authorities) required in connection with the authorization, execution and delivery of this Agreement by Qualmax and the Company and the consummation by them of the transactions contemplated hereby. Each of Qualmax and the Company shall furnish all information in its possession required for any application or other filing to be made pursuant to the rules and regulations of any United States or non-United States Governmental Authority in connection with the transactions contemplated by this Agreement.

SECTION 6.04. Notification of Certain Matters. Qualmax shall give prompt notice to the Company, and the Company shall give prompt notice to Qualmax, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of Qualmax or the Company, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.05. Further Action/Tax Treatment.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

(b) Notwithstanding anything herein to the contrary, each of the Company and Qualmax shall use its reasonable best efforts to cause the Merger to qualify, and will not (both before and after the Effective Time) take any actions, or fail to take any action, which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. The Company shall report, to the extent required by the Code or the regulations thereunder, the Merger for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

SECTION 6.06. Public Announcements. The Company and Qualmax shall consult with each other before issuing any press release or making any written public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that either party may, without the prior consent of the other, issue such press release or make such public statement as may upon the advice of counsel be required by applicable law, if it has used all reasonable efforts to consult with the other party.

SECTION 6.07. Stock Rights.

(a) At the Effective Time, the Company shall, and shall cause its Affiliates to, take all action necessary to provide that each outstanding Qualmax Stock Right shall continue to have, and be subject to, the same terms and conditions set forth in the relevant Qualmax Stock Right Agreement (and any related agreements not entered into in contravention of this Agreement) immediately prior to the Effective Time; except that (i) each Qualmax Stock Right will be exercisable for that number of whole shares of Common Stock equal to the product of (x) the number of shares of Common Stock that were issuable upon exercise of such Qualmax Stock Right, immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded up to the nearest whole number of shares of Common Stock, and (ii) the per share exercise price for the Common Stock issuable upon exercise of such Qualmax Stock Right will be equal to the quotient determined by dividing (x) the exercise price per share of Qualmax Stock at which such Qualmax Stock Right was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio, rounded down to the nearest whole cent (each such Qualmax Stock Right, as modified, an “Adjusted Stock Right”).

(b) The Company will take all corporate action necessary to reserve for issuance, as of the Effective Time, a sufficient number of shares of Common Stock for delivery upon exercise of the Adjusted Stock Rights and to deliver to holders of Adjusted Stock Rights, upon the exercise of such options, shares of Common Stock.

(c) Not later than 30 days following the Effective Time, the Company (i) shall file with the SEC a registration statement on Form S-8 of the SEC (or any successor or other appropriate form) with respect to the shares of Common Stock issuable upon the exercise of the Adjusted Stock Rights and shall use reasonable best efforts thereafter to maintain the effectiveness of such registration statement and (ii) shall deliver to holders of the Adjusted Stock Rights a prospectus or prospectuses relating to such registration statement and thereafter maintain the current status of such prospectus or prospectuses, until all of the Adjusted Stock Rights have been exercised, expired or forfeited.

(d) Prior to the Effective Time, the Company and Qualmax shall take all such reasonable steps as may be required to cause any dispositions of shares of Common Stock (including derivative securities with respect to Common Stock) or acquisitions of shares of Common Stock (including derivative securities with respect to Common Stock) resulting from the transactions contemplated by this Agreement by each officer and director of Qualmax to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.08. Compliance with State Property Transfer Statutes. Qualmax agrees that it shall use commercially reasonable efforts to comply promptly with all requirements of applicable state property transfer laws as may be required by the relevant state agency and shall take all action reasonably necessary to cause the transactions contemplated hereby to be effected in compliance with applicable state property transfer laws. Qualmax, after consultation with the Company, shall determine which actions must be taken prior to or after the Effective Time to comply with applicable state property transfer laws, except where the failure to so comply will not materially affect the right to use or enjoy any applicable property after the Effective Time. Qualmax agrees to provide the Company with any documents required to be submitted to the relevant state agency prior to submission. The Company shall provide to Qualmax any assistance reasonably requested by Qualmax with respect to such compliance.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Exemption from Registration. Either (i) the shares of Common Stock to be issued hereunder shall be “exempt securities” under Section 3(a)(10) of the Securities Act or (ii) the SEC shall have declared the Registration Statement effective, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(b) Stockholder Approval. This Agreement, the Merger, and the other the Merger Proposals shall, to the extent applicable, have been approved by the requisite vote of the stockholders of each of Qualmax and the Company.

(c) Governmental Actions. There shall not have been instituted and pending any action by any Governmental Authority that is reasonably to be expected to result in an order, nor shall there be in effect any judgment, decree or order of any Governmental Authority, (i) preventing the consummation of the Merger or (ii) compelling the Company or any of its subsidiaries (including the Surviving Corporation and its subsidiaries) to dispose of or hold separate assets which are material, in the aggregate, to the Company or its subsidiaries taken as a whole, or to the Surviving Corporation and its subsidiaries taken as a whole.

(d) Illegality. No statute, rule, regulation, executive or other order, ruling or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal or that prohibits, restrains or enjoins consummation of the Merger.

SECTION 7.02. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Qualmax contained in this Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date), or (iii) where the failure to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Qualmax.

(b) Agreements and Covenants. Qualmax shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. The Company shall have been provided with satisfactory evidence that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Qualmax for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Qualmax, except where the failure to receive such consents, waivers, approvals, authorizations or orders or to make such filings would not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect on Qualmax or the Company.

(d) Dissenting Shares. The number of Dissenting Shares shall not exceed the Designated Percentage (as defined below) of the shares of Qualmax Stock outstanding immediately prior to the Effective Time. The “Designated Percentage” shall be 5%; provided that if (i) any Designated Dissenting Stockholder (as defined below) and Affiliates thereof shall hold Dissenting Shares and (ii) the aggregate Dissenting Shares held by stockholders of Qualmax other than any Designated Dissenting Stockholder and Affiliates thereof are less than 5% of the shares of Qualmax Stock outstanding immediately prior to the Effective Time, then the Designated Percentage shall equal 15%. A “Designated Dissenting Stockholder” shall mean any stockholder of Qualmax designated by mutual agreement of Qualmax and the Company.

(e) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Qualmax, other than a change that is directly caused by the public announcement of, and the response or reaction to, this Agreement, the Merger or any of the transactions contemplated by this Agreement.

SECTION 7.03. Additional Conditions to Obligation of Qualmax. The obligation of Qualmax to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date), or (iii) where the failure to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement, and the consummation by them of the transactions contemplated hereby and thereby shall have been obtained and made by the Company, except where the failure to receive such consents, waivers, approvals, authorizations or orders or to make such filings would not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect on Qualmax or the Company.

ARTICLE VIII

TERMINATION

SECTION 8.01. Termination by Qualmax or the Company. This Agreement may be terminated at any time prior to the Effective Time by either the board of directors of Qualmax or the board of directors of the Company:

(a) upon mutual written consent duly authorized by the board of directors of each of Qualmax and the Company; or

(b) if the Merger shall not have been consummated by June 1, 2008 (the “Termination Date”), provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date; or

(c) if a court of competent jurisdiction or a Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(d) the stockholders of the Company shall not have approved the Merger; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(d) if the Company has not complied with its obligations under Section 6.01; or

(e) the stockholders of Qualmax shall have not approved this Agreement and the Merger; provided, however, that Qualmax may not terminate this Agreement pursuant to this Section 8.01(e) if Qualmax has not complied with its obligations under Section 6.01.

SECTION 8.02. Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time by the board of directors of the Company:

(a) if any of the representations and warranties of Qualmax contained in this Agreement shall be or shall have become inaccurate, which inaccuracy would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(b) if Qualmax has materially breached any of the covenants or agreements on the part of Qualmax contained in this Agreement.

SECTION 8.03. Termination by Qualmax. This Agreement may be terminated at any time prior to the Effective Time by the board of directors of Qualmax:

(a) if any of the representations and warranties of the Company contained in this Agreement shall be or shall have become inaccurate, which inaccuracy would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(b) if the Company has materially breached any of the covenants or agreements on the part of the Company contained in this Agreement.

SECTION 8.04. Effect of Termination. In the event of the termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its Affiliates, except that this Section 8.04, Section 8.05, and Article IX shall survive termination indefinitely. Notwithstanding the foregoing, nothing herein shall relieve Qualmax or the Company from liability for any willful breach hereof or willful misrepresentation herein (it being understood that the provisions of Section 8.05 do not constitute a sole or exclusive remedy for such willful breach or misrepresentation).

SECTION 8.05. Fees and Expenses. Each party shall be responsible for its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the addresses set forth on the signature pages hereto or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice).

SECTION 9.02. Taking of Necessary Action; Further Action. Each of the Company and Qualmax will take, and will cause their Affiliates to take, all such reasonable and lawful actions as may be necessary or appropriate in order to effectuate the Merger and the other transactions contemplated by this Agreement in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Qualmax, the officers and directors of Qualmax immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

SECTION 9.03. Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Qualmax shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Qualmax Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Qualmax Stock.

SECTION 9.04. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 9.05. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any material manner adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.07. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 9.08. Assignment. This Agreement shall not be assigned by operation of law or otherwise by any party without the written consent of the other parties hereto.

SECTION 9.09. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than the right of the stockholders of Qualmax to receive the Merger Consideration if, but only if, the Merger is consummated and not otherwise.

SECTION 9.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 9.11. Governing Law; Jurisdiction.

(a) All questions concerning the construction, validity and interpretation of this Agreement and the schedules hereto will be governed by the internal law, and not the law of conflicts, of the State of Delaware.

(b) Each of the parties to this Agreement submits to the jurisdiction of any state or federal court sitting in Wilmington, Delaware, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties to this Agreement waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

SECTION 9.12. Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Facsimile transmission of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

SECTION 9.13. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND QUALMAX HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 9.14. Performance of Obligations. Unless otherwise previously performed, the Company shall cause the Surviving Corporation to perform all of its obligations set forth in this Agreement.

SECTION 9.15. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 9.16. Disclosure Schedules. Any disclosure made with reference to one or more Sections of the disclosure schedule, as the case may be, shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent on the face of such disclosure. Disclosure of any matter in the disclosure schedule shall not be deemed an admission that such matter is material.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by itself or its respective officers thereunto duly authorized.

NEW WORLD BRANDS, INC.

By:	/s/ M. David Kamrat
Name:	M. David Kamrat
Title:	Chief Executive Officer

Address:

QUALMAX, INC.

By:	/s/ M. David Kamrat
Name:	M. David Kamrat
Title:	Chief Executive Officer

Address:

Schedule 6.07

Warrants held by Dung LeDoan:
372,835 Qualmax shares at $0.94/share
Expiration date: 6-30-2010

Warrants held by B.O.S.:
107,143 Qualmax shares at $2.80/share
Expiration date: 12-31-2010

Annex B

NEW WORLD BRANDS, INC. 2008 Stock Option Plan

ARTICLE I
General

1.1 Purpose

The New World Brands, Inc. 2008 Stock Option Plan (the “Plan”) is designed to further the growth and development of New World Brands, Inc., a Delaware corporation (the “Company”), by enabling eligible persons to obtain a proprietary interest in the Company (thereby providing such persons with an added incentive to continue in the employ or service of the Company, and stimulating their efforts in promoting the growth, efficiency and profitability of the Company), and affording the Company a means of attracting to its service persons of outstanding quality.

1.2 Administration

(a) Administration by Committee; Constitution of Committee. The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Board”) or such other committee or subcommittee as the Board may designate or as shall be formed by the abstention or recusal of a non-Qualified Member (as defined below) of such committee (the “Committee”). The members of the Committee shall be appointed by, and serve at the pleasure of, the Board. While it is intended that at all times that the Committee acts in connection with the Plan, the Committee shall consist solely of Qualified Members, the number of whom shall not be less than two, the fact that the Committee is not so comprised will not invalidate any grant hereunder that otherwise satisfies the terms of the Plan. A “Qualified Member” is both a “non-employee director” within the meaning of Rule 16b-3 (“Rule 16b-3”) promulgated under the Securities Exchange Act of 1934 (the “1934 Act”) and an “outside director” within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

(b) Committee’s Authority. The Committee shall have the authority to (i) exercise all of the powers granted to it under the Plan, (ii) construe, interpret and implement the Plan and any Option Certificates issued under the Plan, (iii) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) make all determinations necessary or advisable in administering the Plan, (v) correct any defect, supply any omission and reconcile any inconsistency in the Plan, and (vi) amend the Plan to reflect changes in applicable law.

(c) Committee Action; Delegation. Actions of the Committee shall be taken by the vote of a majority of its members. Except as otherwise required by applicable law, any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. Notwithstanding the foregoing or any other provision of the Plan, the Committee (or the Board acting instead of the Committee), may delegate to one or more officers of the Company the authority to designate the individuals (other than such officer(s)), among those eligible to receive Options pursuant to the terms of the Plan, who will receive rights or options under the Plan and the size of each such grant, to the fullest extent permitted by applicable law, provided that the Committee itself shall grant Options to those individuals who could reasonably be considered to be subject to the insider trading provisions of section 16 of the 1934 Act or whose Options could reasonably be expected to be subject to the deduction limitations of section 162(m) of the Code.

(d) Determinations Final. The determination of the Committee on all matters relating to the Plan or any Option under the Plan shall be final, binding and conclusive.

(e) Limit on Committee Members’ Liability. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option thereunder.

1.3 Persons Eligible for Options

The persons eligible to receive Options under the Plan are those officers, directors (whether or not they are employed by the Company), and executive, managerial, professional or administrative employees of, and consultants and advisors to, the Company, its subsidiaries and its joint ventures (collectively, “key persons”) as the Committee in its sole discretion shall select. A member of the Board of Directors may be eligible to participate in or receive or hold options under this Plan; provided, however, that upon the determination of the Committee to grant options to any Director the Committee shall so notify the holders of common stock of the Company, and such shareholders shall have the power for a period of thirty (30) days after such notice, exercisable at a meeting of shareholders, to reverse the determination of the Committee as to any Director and block the grant of options to such Director. If, thirty (30) days after notice to shareholders under this Section 1.3, the shareholders have not met and reversed the determination of the Committee, the option may, within a period of thirty (30) days thereafter, be granted to the Director(s) identified in the notice.

1.4 Types of Options Under Plan

Options may be made under the Plan in the form of (a) incentive stock options and (b) non-qualified stock options, as more fully set forth in Article II. The term “Option” means either of the foregoing. No incentive stock option may be granted to a person who is not an employee of the Company or one of its subsidiary corporations on the date of grant.

1.5 Shares Available for Options; Adjustments to Options

(a) Aggregate Number Available; Certificate Legends. Subject to adjustment as provided under this Section 1.5(a) and under Section 1.5(d)(1), the total number of shares of common stock of the Company (“Common Stock”) with respect to which Options may be granted under the Plan (the “Reserved Shares”), shall not exceed in the aggregate forty-one million five hundred thousand (41,500,000). As of each January 1, beginning with January 1, 2009, and continuing through and including January 1, 2018 (each such January 1 a “Calculation Date”), the number of Reserved Shares shall be increased automatically by the number, if any, by which the number of Reserved Shares that are authorized under the Plan immediately prior to the Calculation Date is less than ten percent (10%) of the total number of shares of Common Stock issued and outstanding immediately prior to the Calculation Date, provided, however, that for purposes of the foregoing calculation shares of Common Stock issued as a result of the exercise of Options granted under the Plan shall not be included in the total number of shares of Common Stock issued and outstanding immediately prior to the Calculation Date. Shares issued pursuant to the Plan may be authorized but unissued shares of Common Stock, authorized and issued shares of Common Stock held in the Company’s treasury or shares of Common Stock acquired by the Company for the purposes of the Plan. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

(b) Individual Limits. Except as provided in this Section 1.5(b), no provision of this Plan shall be deemed to limit the number or value of shares otherwise available for Options under the Plan with respect to which the Committee may make Options to any one eligible person. Subject to adjustment as provided in Section 1.5 (d)(i) hereof, the total number of shares of Common Stock with respect to which Options may be granted to any one employee of the Company or a subsidiary under this Plan shall not exceed ten million (10,000,000) shares. Stock options granted and subsequently canceled or deemed to be canceled in a calendar year shall count against this limit even after their cancellation.

(c) Certain Shares to Become Available Again. Any shares that are subject to an Option under the Plan and that remain unissued upon the cancellation or termination of such Option for any reason whatsoever or upon the settlement of such Option for cash or other medium other than shares of Common Stock shall again become available for Options under the Plan.

(d) Adjustments to Available Shares and Existing Options Upon Changes in Common Stock or Certain Other Events. Upon certain changes in Common Stock or other corporate events, the number of shares of Common Stock available for issuance with respect to Options that may be granted under the Plan, and that are the subject of existing Options, shall be adjusted or shall be adjustable, as follows:

(i) Shares Available for Grants. In the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum number of shares of Common Stock with respect to which the Committee may grant Options under paragraph (a) above, and the individual annual limit described in Section 1.5(b) hereof, shall be appropriately adjusted by the Committee. In the event of any change in the number of shares of Common Stock outstanding by reason of any other event or transaction, the Committee may, but need not, make such adjustments in the maximum number of shares of Common Stock with respect to which the Committee may grant Options under Section 1.5(a) hereof, and the individual annual limit described in Section 1.5(b) hereof, in each case as the Committee may deem appropriate in its sole discretion.

(ii) Outstanding Options -- Increase or Decrease in Issued Shares Without Consideration. Subject to any required action by the stockholders of the Company, in the event of any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend (but only on the shares of Common Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company, the Committee shall proportionally adjust the number of shares of Common Stock subject to each outstanding option and the exercise price-per-share of Common Stock of each such option.

(iii) Outstanding Options -- Certain Mergers. Subject to any required action by the stockholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation or cash), each option outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of shares of Common Stock subject to such option immediately prior to such merger or consolidation would have received in such merger or consolidation.

(iv) Outstanding Options -- Certain Other Transactions. In the event of (1) a dissolution or liquidation of the Company, (2) a sale of all or substantially all of the Company’s assets, (3) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (4) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall, in its sole discretion, either:

(A) cancel, effective immediately prior to the occurrence of such event, each option outstanding immediately prior to such event (whether or not then exercisable) and, in full consideration of such cancellation, pay to the grantee to whom such option was granted an amount in cash, for each share of Common Stock subject to such option, equal to the excess of (x) the value, as determined by the Committee in its absolute discretion, of the property (including cash) received by the holder of a share of Common Stock as a result of such event over (y) the exercise price of such option; or

(B) provide for the exchange of each option outstanding immediately prior to such event (whether or not then exercisable) for an option on some or all of the property (including cash) which a holder of the number of shares of Common Stock subject to such option immediately prior to such event would have received as a result of such event and, incident thereto, make an equitable adjustment as determined by the Committee in its sole discretion in the exercise price of the option, or the number of shares or amount of property (including cash) subject to the option or, if appropriate, provide for a cash payment to the grantee to whom such option was granted in partial consideration for the exchange of the option.

(v) Outstanding Options -- Other Changes. In the event of any change in the capitalization of the Company or a corporate change other than those specifically referred to in Section 1.5(d)(iii), (iv) or (v) hereof, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to options outstanding on the date on which such change occurs and in the per-share exercise price of each such option as the Committee may consider appropriate to prevent dilution or enlargement of rights. In addition, if and to the extent the Committee determines it is appropriate, the Committee may elect to cancel each option outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option was granted an amount in cash, for each share of Common Stock subject to such option, equal to the excess of (x) the Fair Market Value of Common Stock on the date of such cancellation over (y) the exercise price of such option.

(vi) No Other Rights. Except as expressly provided in the Plan, no grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an Option or the exercise price of any option.

1.6 Definitions of Certain Terms

(a) The “Fair Market Value” of a share of Common Stock on any day shall be the closing price on the New York Stock Exchange, American Stock Exchange or Nasdaq (whichever is applicable) as reported for such day in The Wall Street Journal or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day. If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence using quotations for the next preceding day for which there were quotations, provided that such quotations shall have been made within the ten (10) business days preceding the applicable day. Notwithstanding the foregoing, if deemed necessary or appropriate by the Committee, the Fair Market Value of a share of Common Stock on any day shall be determined by the Committee. In no event shall the Fair Market Value of any share of Common Stock be less than its par value.

(b) The term “incentive stock option” means an option that is intended to qualify for special federal income tax treatment pursuant to sections 421 and 422 of the Code as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Option Certificate. Any option that is not specifically designated as an incentive stock option shall under no circumstances be considered an incentive stock option. Any option that is not an incentive stock option is referred to herein as a “non-qualified stock option.”

(c) A grantee shall be deemed to have a “termination of employment” upon (i) the date the grantee ceases to be employed by, or to provide consulting or advisory services for, the Company, any Company subsidiary or Company joint venture, or any corporation (or any of its subsidiaries) which assumes the grantee’s Option in a transaction to which section 424(a) of the Code applies; or (ii) the date the grantee ceases to be a Board member; provided, however, that in the case of a grantee (x) who is, at the time of reference, both an employee or consultant or advisor and a Board member, or (y) who ceases to be engaged as an employee, consultant, advisor or Board member and immediately is engaged in another of such relationships with the Company, any Company subsidiary or Company joint venture, the grantee shall be deemed to have a “termination of employment” upon the later of the dates determined pursuant to clauses (i) and (ii) of this Section 1.6(c). For purposes of clause (i) of this Section 1.6(c), a grantee who continues his or her employment, consulting or advisory relationship with: (A) a Company subsidiary subsequent to its sale by the Company, or (B) a Company joint venture subsequent to the Company’s sale of its interests in such joint venture, shall have a termination of employment upon the date of such sale. The Committee may in its discretion determine whether any leave of absence constitutes a termination of employment for purposes of the Plan and the impact, if any, of any such leave of absence on Options theretofore made under the Plan.

(d) In relation to the Company, the terms “parent corporation” and “subsidiary corporation” shall be defined in accordance with sections 424(e) and (f) of the Code, respectively.

(e) The term “employment” shall be deemed to mean an employee’s employment with, or a consultant’s or advisor’s provision of services to, the Company, any Company subsidiary or any Company joint venture and each Board member’s service as a Board member.

(f) In connection with a termination of employment by reason of a dismissal for “cause”:

(i) The term “cause” shall mean:

(A) to the extent that there is an employment, severance or other agreement governing the relationship between the grantee and the Company, a Company subsidiary or a Company joint venture, which agreement contains a definition of “cause,” cause shall consist of those acts or omissions that would constitute “cause” under such agreement; and

(B) to the extent that there is no such agreement as provided or in subsection (f)(i)(A) above, the grantee’s termination of employment by the Company or an affiliate on account of any one or more of the following:

(1) grantee’s willful and intentional repeated failure or refusal, continuing after notice that specifically identifies the breach(es) complained of, to perform substantially his or her material duties, responsibilities and obligations (other than a failure resulting from grantee’s incapacity due to physical or mental illness or other reasons beyond the control of grantee), and which failure or refusal results in demonstrable direct and material injury to the Company;

(2) any willful and intentional act or failure to act involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, “Fraud”);

(3) any unauthorized use or disclosure by the grantee of confidential information or trade secrets of the Company (or any affiliated entity);

(4) any intentional wrongdoing by such person whether by omission or commission, which materially adversely affects the business or affairs of the Company (or any affiliated entity); and

(5) conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud.

(ii) For purposes of determining whether cause exists:

(A) to the extent that there is an employment, severance or other agreement governing the relationship between the grantee and the Company, a Company subsidiary or a Company joint venture, which agreement contains a definition of “cause” and provides a procedure for the determination of whether cause exists, the determination of whether a grantee’s employment is (or is deemed to have been) terminated for cause for purposes of the Plan or any Option hereunder shall be made in accordance with such agreement; and

(B) to the extent that there is no such agreement as provided for in Section 1.6(f)(ii)(A) hereof:

(1) the determination of whether a grantee’s employment is (or is deemed to have been) terminated for cause for purposes of the Plan or any Option hereunder shall be made by the Committee in its sole discretion;

(2) any rights the Company may have hereunder in respect of the events giving rise to cause shall be in addition to the rights the Company may have under any other agreement with a grantee or at law or in equity;

(3) if, subsequent to a grantee’s voluntary termination of employment or involuntary termination of employment without cause, it is discovered that the grantee’s employment could have been terminated for cause, the Committee may deem such grantee’s employment to have been terminated for cause; and

(4) a grantee’s termination of employment for cause shall be effective as of the date of the occurrence of the event giving rise to cause, regardless of when the determination of cause is made.

ARTICLE II
Options Under the Plan

2.1 Agreements Evidencing Options

Each Option granted under the Plan shall be evidenced by a written agreement (an “Option Agreement”) which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable. By accepting an Option pursuant to the Plan, a grantee thereby agrees that the Option shall be subject to all of the terms and provisions of the Plan and the applicable Option Certificate.

2.2 Terms of Stock Options

(a) Stock Option Grants. The Committee may grant incentive stock options and non-qualified stock options (collectively, “options”) to purchase shares of Common Stock from the Company, to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Committee shall determine in its sole discretion, subject to the provisions of the Plan.

(b) Option Exercise Price. Each Option Certificate with respect to an option shall set forth the amount (the “option exercise price”) payable by the grantee to the Company upon exercise of the option evidenced thereby. Subject to the provisions of Section 2.2(g) hereof, the option exercise price per share shall be determined by the Committee in its sole discretion; provided, however, that the option exercise price shall be at least one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date the option is granted, and provided further that in no event shall the option exercise price be less than the par value of a share of Common Stock.

(c) Exercise Period. Each Option Certificate with respect to an option shall set forth the periods during which the Option evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Committee in its sole discretion, subject to the provisions of Section 2.2(g) hereof and the following:

(i) Ten-Year Limit. No stock option shall be exercisable more than ten (10) years after the date of grant.

(ii) Beginning of Exercise Period. Unless the applicable Option Certificate otherwise provides, an option shall become exercisable with respect to a number of whole shares as close as possible to twenty percent (20%) of the shares subject to such option on each of the first five anniversaries of the date of grant.

(iii) End of Exercise Period. Unless the applicable Option Certificate otherwise provides, once an installment becomes exercisable, it shall remain exercisable until the earlier of (A) the tenth (10th) anniversary of the date of grant of the Option or (B) the expiration, cancellation or termination of the Option.

(iv) Timing and Extent of Exercise. Unless the applicable Option Certificate otherwise provides, an option may be exercised from time to time as to all or part of the shares as to which such Option is then exercisable.

(v) Termination of Employment -- Generally. Except as otherwise provided below, a grantee who incurs a termination of employment may exercise any outstanding option on the following terms and conditions: (A) exercise may be made only to the extent that the grantee was entitled to exercise the Option on the termination of employment date; and (B) exercise must occur within thirty (30) days after termination of employment but in no event after the original expiration date of the Option.

(vi) Dismissal for Cause. If a grantee incurs a termination of employment as the result of a dismissal for cause, all options not theretofore exercised shall terminate upon the commencement of business on the date of the grantee’s termination of employment.

(vii) Disability. If a grantee incurs a termination of employment by reason of a disability (as defined below), then any outstanding option shall be exercisable on the following terms and conditions: (A) exercise may be made only to the extent that the grantee was entitled to exercise the Option on the termination of employment date; and (B) exercise must occur by the earlier of (I) ninety (90) days after the grantee’s termination of employment, or (II) the original expiration date of the Option. For this purpose “disability” shall mean: (x) except in connection with an incentive stock option, any physical or mental condition that would qualify a grantee for a disability benefit under the long-term disability plan maintained by the Company or, if there is no such plan, a physical or mental condition that prevents the grantee from performing the essential functions of the grantee’s position (with or without reasonable accommodation) for a period of six consecutive months and (y) in connection with an incentive stock option, a disability described in section 422(c)(6) of the Code. The existence of a disability shall be determined by the Committee in its sole discretion.

(viii) Death.

(A) Termination of Employment as a Result of Grantee’s Death. If a grantee incurs a termination of employment as the result of death, then any outstanding option shall be exercisable on the following terms and conditions: (I) exercise may be made only to the extent that the grantee was entitled to exercise the Option on the date of death; and (II) exercise must occur by the earlier of (1) ninety (90) days after the grantee’s termination of employment, or (2) the original expiration date of the Option.

(B) Death Subsequent to a Termination of Employment. If a grantee dies subsequent to incurring a termination of employment but prior to the expiration of the exercise period with respect to a stock option, then the Option shall remain exercisable until the earlier to occur of (I) ninety (90) days after the grantee’s death, or (II) the original expiration date of the Option.

(C) Restrictions on Exercise Following Death. Any such exercise of an Option following a grantee’s death shall be made only by the grantee’s executor or administrator or other duly appointed representative reasonably acceptable to the Committee, unless the grantee’s will specifically disposes of such Option, in which case such exercise shall be made only by the recipient of such specific disposition. If a grantee’s personal representative or the recipient of a specific disposition under the grantee’s will shall be entitled to exercise any Option pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Option Certificate which would have applied to the grantee.

(ix) Special Rules for Incentive Stock Options. No option that remains exercisable for more than ninety (90) days following a grantee’s termination of employment for any reason other than death (including death within ninety (90) days after the termination of employment or within one year after a termination due to disability) or disability, or for more than one year following a grantee’s termination of employment as the result of disability, may be treated as an incentive stock option.

(x) Election of Company to Accelerate. The Committee, at any time and in its sole discretion, may by written notice to some, one, any or all grantees accelerate and shorten the time for exercise of any option then exercisable, whether an incentive stock option or a non-qualified stock option, provided, however, that the time for exercise may not be shortened pursuant to this paragraph to less than thirty (30) days after the date of the notice. If a grantee who is provided with written notice pursuant to this paragraph fails to exercise the option in accordance with the provisions of the written notice and any applicable provisions of Plan or option agreement, the option shall thereafter terminate and be extinguished and no longer be exercisable.

(xi) Committee Discretion. The Committee, in its sole discretion, in the applicable Option Certificate, may waive or modify the application of one or more of the provisions of Sections 2.2(e)(v) through and including (viii) hereof.

(d) Incentive Stock Options: $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which incentive stock options are first exercisable by any employee during any calendar year shall exceed one hundred thousand dollars ($100,000), or such higher amount as may be permitted from time to time under section 422 of the Code, such options shall be treated as non-qualified stock options.

(e) Incentive Stock Options: 10% Owners. Notwithstanding the foregoing provisions of this Section 2.2, an incentive stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of his or her employer or of its parent or subsidiary (as such ownership may be determined for purposes of section 422(b)(6) of the Code) unless (i) at the time such incentive stock option is granted the option exercise price is at least one hundred ten percent (110%) of the Fair Market Value of the shares subject thereto and (ii) the incentive stock option by its terms is not exercisable after the expiration of five (5) years from the date it is granted.

2.3 Exercise of Options

Subject to the other provisions of this Article II, each option granted under the Plan shall be exercisable as follows:

(a) Notice of Exercise. An option shall be exercised by the filing of a written notice with the Company or the Company’s designated exchange agent (the “exchange agent”), on such form and in such manner as the Committee shall prescribe.

(b) Payment of Exercise Price. Any written notice of exercise of an option shall be accompanied by payment for the shares being purchased. Such payment shall be made: (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for the full option exercise price; or (ii) with the prior written consent of the Committee, by delivery of shares of Common Stock owned by the grantee (whether acquired by option exercise or otherwise, provided that if such shares were acquired pursuant to the exercise of a stock option, they were acquired at least six months prior to the option exercise date or such other period as the Committee may from time to time determine in its sole discretion) having a Fair Market Value (determined as of the exercise date) equal to all or part of the option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for any remaining portion of the full option exercise price; or (iii) at the sole discretion of the Committee and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Committee may from time to time prescribe.

(c) Delivery of Certificates Upon Exercise. Promptly after receiving payment of the full option exercise price, the Company or its exchange agent shall deliver to the grantee or to such other person as may then have the right to exercise the Option, certificate or certificates for the shares of Common Stock for which the Option has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, a grantee may direct the Company, or its exchange agent, as the case may be, to deliver the stock certificate(s) to the grantee’s stockbroker.

(d) No Stockholder Rights. No grantee of an option (or other person having the right to exercise such Option) shall have any of the rights of a stockholder of the Company with respect to shares subject to such Option until the issuance of a stock certificate to such person for such shares. Except as otherwise provided in Section 1.5(d) hereof, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.4 Compensation in Lieu of Exercise of an Option

Upon written application of the grantee of an option, the Committee in its sole discretion may determine to substitute, for the exercise of such option, compensation to the grantee not in excess of the difference between the option exercise price and the Fair Market Value of the shares covered by such written application on the date of such application. Such compensation shall be in shares of Common Stock, and the payment thereof may be subject to conditions, all as the Committee shall determine in its sole discretion. In the event compensation is substituted pursuant to this Section 2.4 for the exercise, in whole or in part, of an option, the number of shares subject to the option shall be reduced by the number of shares for which such compensation is substituted.

2.5 Transferability of Options

Except as otherwise provided in an applicable Option Certificate evidencing an option, during the lifetime of a grantee, each option granted to a grantee shall be exercisable only by the grantee and no option shall be assignable or transferable otherwise than by will or by the laws of descent and distribution. The Committee may, in any applicable Option Certificate evidencing an option (other than an incentive stock option to the extent inconsistent with the requirements of section 422 of the Code applicable to incentive stock options), permit a grantee to transfer all or some of the options to (A) the grantee’s spouse, children or grandchildren (“immediate family members”), (B) a trust or trusts for the exclusive benefit of such immediate family members, or (C) other parties approved by the Committee in its sole discretion. Following any such transfer, any transferred options shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

ARTICLE III
Miscellaneous

3.1 Amendment of the Plan; Modification of Options

(a) Amendment of the Plan. The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any Option theretofore made under the Plan without the consent of the grantee (or, upon the grantee’s death, the person having the right to exercise the Option). For purposes of this Section 3.1, any action of the Board or the Committee that in any way alters or affects the tax treatment of any Option or that in the sole discretion of the Board is necessary to prevent an Option from being subject to tax under Section 409A of the Code shall not be considered to materially impair any rights of any grantee. The Board shall determine, in its sole discretion, whether to submit any amendment of the Plan to stockholders for approval; in making such determination it is expected that the Board will take into account the requirements of any exchange or inter-dealer quotation system on which the Common Stock of the Company is listed, the prerequisites for favorable tax treatment to the Company and grantees of Options made under the Plan, and such other considerations as the Board deems relevant.

(b) Modification of Options. The Committee in its sole discretion may cancel any Option under the Plan. The Committee in its sole discretion also may amend any outstanding Option Certificate, including, without limitation, by amendment which would: (i) accelerate the time or times at which the Option may be exercised; (ii) waive or amend any goals, restrictions or conditions set forth in the Option Certificate; or (iii) waive or amend any applicable provision of the Plan or Option Certificate with respect to the termination of the Option upon termination of employment, provided however, that no such amendment may lower the exercise price of an outstanding option. However, any such cancellation or amendment (other than an amendment pursuant to Section 1.5(d) hereof) that materially impairs the rights or materially increases the obligations of a grantee under an outstanding Option shall be made only with the consent of the grantee (or, upon the grantee’s death, the person having the right to exercise the Option).

3.2 Consent Requirement

(a) No Plan Action Without Required Consent. If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Option under the Plan, the issuance or purchase of shares or exercise of other rights hereunder, or the taking of any other action hereunder (each such action being hereinafter referred to as a “Plan action”), then such Plan action shall not be taken or permitted, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee.

(b) Consent Defined. The term “consent” as used herein with respect to any Plan action means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation; (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall in its sole discretion deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made; and (iii) any and all consents, clearances and approvals in respect of a Plan action by any governmental or other regulatory bodies.

3.3 Nonassignability

Except as expressly provided herein or by the terms of an Option Certificate: (a) no Option or right granted to any person under the Plan or under any Option Certificate shall be assignable or transferable other than by will or by the laws of descent and distribution; and (b) all rights granted under the Plan or any Option Certificate shall be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative.

3.4 Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

Each grantee of an incentive stock option shall notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such option under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), within ten (10) days of such disposition.

3.5 Withholding Taxes

(a) With Respect to Cash Payments. Whenever cash is to be paid pursuant to an Option under the Plan, the Company shall be entitled to deduct therefrom an amount sufficient in its opinion to satisfy all federal, state and other governmental tax withholding requirements related to such payment.

(b) With Respect to Delivery of Common Stock. Whenever shares of Common Stock are to be delivered pursuant to an Option under the Plan, the Company shall be entitled to require as a condition of delivery that the grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related thereto. With the approval of the Committee, which the Committee shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of tax to be withheld. Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Option.

3.6 Limitations Imposed by Section 162(m)

Notwithstanding any other provision of the Plan, if and to the extent that the Committee reasonably determines the Company’s federal tax deduction in respect of an Option may be limited as a result of section 162(m) of the Code, the Committee in its sole discretion may delay the exercise until 30 days following the grantee’s termination of employment, but in any event during the same calendar year as such termination of employment. In the event that a grantee exercises an option at a time when the grantee is a 162(m) covered employee, and the Committee determines to delay the exercise or payment, as the case may be, in respect of any such Option, the Committee shall credit cash or, in the case of an amount payable in Common Stock, the Fair Market Value of the Common Stock as of the date of such exercise, payable to the grantee to a book account. The grantee shall have no rights in respect of such book account and the amount credited thereto shall not be transferable by the grantee other than by will or the laws of descent and distribution. The Committee may in its sole discretion credit additional amounts to such book account as it may determine in its sole discretion. Any book account created hereunder shall represent only an unfunded, unsecured promise by the Company to pay the amount credited thereto to the grantee in the future.

3.7 Right of Discharge Reserved

Nothing in the Plan or related agreement or any option or right granted pursuant thereto shall restrict the Company’s ability to terminate any grantee’s employment with the Company, or confer upon any grantee any right to be continued in the employment of the Company, a Parent or any Subsidiary of the Company, or to remain a director thereof or a consultant thereto, or to interfere in any way with the right of the Company, a Parent or any Subsidiary, in its sole discretion, to terminate such grantee’s employment or relationship with the Company, at will, at any time, or to remove the grantee as a director or consultant at any time.

3.8 Nature of Payments

(a) Consideration for Services Performed. Any and all grants of Options and issuances of shares of Common Stock under the Plan shall be in consideration of services performed for the Company by the grantee.

(b) Not Taken into Account for Benefits. All such grants and issuances shall constitute a special incentive payment to the grantee and shall not be taken into account in computing the amount of salary or compensation of the grantee for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and the grantee, unless such plan or agreement specifically otherwise provides.

3.9 Non-Uniform Determinations

The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, Options under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Option Certificates, as to (a) the persons to receive Options under the Plan, (b) the terms and provisions of Options under the Plan, and (c) the treatment of leaves of absence pursuant to Section 1.6(c) hereof.

3.10 Other Payments or Options

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any Option or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11 Headings

Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents, meaning or interpretation of any thereof.

3.12 Effective Date and Term of Plan

(a) Adoption. The Plan was adopted by the Board on ____________, 2008, subject to approval by the Company’s stockholders. All Options under the Plan prior to such a stockholder approval are subject in their entirety to such approval. If such approval is not obtained prior to the first anniversary of the adoption of the Plan, the Plan and all Options thereunder shall terminate on that date.

(b) Termination of Plan. Unless sooner terminated by the Board, the provisions of the Plan with respect to the grant of any Option pursuant to which shares of Common Stock will be granted shall terminate on the tenth (10th) anniversary of the adoption of the Plan by the Board, and no such Options shall thereafter be made under the Plan. All Options made under the Plan prior to its termination shall remain in effect until such Options have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Option Certificates.

3.13 Restriction on Issuance of Stock Pursuant to Options

The Company shall not permit any shares of Common Stock to be issued pursuant to Options granted under the Plan unless such shares of Common Stock are fully paid and non-assessable under applicable law.

3.14 Governing Law

Except to the extent preempted by any applicable federal law, the Plan will be construed and administered in accordance with the laws of Delaware, without giving effect to principles of conflict of laws.

Certified by the undersigned Shehryar Wahid, Secretary, effective as of __________________, 2008.

/s/ Shehryar Wahid
Shehryar Wahid, Secretary

Annex C

DELAWARE GENERAL CORPORATION LAW
CHAPTER 8

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)